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DATE : 7/16/03

Pernod Ricard

2002

Board of Directors [8 meetings in 2002]



CHAIRMAN : Mr Patrick Ricard
VICE-PRESIDENT : Mr Thierry Jacquillat
DIRECTORS : Mrs Françoise Hémard, Mrs Danièle Ricard, Mr Jean-Claude Beton,
Mr Jean-Dominique Comolli, Mr François Gérard, Mr Rafaël Gonzalez Gallarza, [illegible],
Mr Gérard Théry, Société Paul Ricard, permanente representative: Mrs Béatrice Baudinet,
Lord Douro, Arthur Charles Valerian Wellesley, coopted at the meeting of the Board of Directors of March 18, 2003

Strategic Committee [7 meetings in 2002]	Remuneration Comittee [2 meetings in 2002]	Audit Committee [6 meetings in 2002]
CHAIRMAN	**CHAIRMAN**	**CHAIRMAN**
Mr Patrick Ricard	Mr Jean-Dominique Comolli	Mr Thierry Jacquillat
MEMBERS	**MEMBERS**	**MEMBERS**
Mrs Danièle Ricard	Mrs Danièle Ricard	Mr Jean-Dominique Comolli
Mr François Gérard	Mr Jean-Claude Beton	Mr Gérard Théry
Mr Rafaël Gonzalez Gallarza		
Mr Thierry Jacquillat		

Holding Company

GENERAL MANAGEMENT
Mr Patrick Ricard / Chairman and Chief Executive Officer
Mr Pierre Pringuet / Director General
Mr Richard Burrows / Director General

MANAGEMENT COMMITTEE
Mr Emmanuel Babeau / Vice-President, Business Development
Mr Bernard Cazals / Vice-President, Human Resources
Mr Pierre-Marie Chateauneuf / General Counsel and Vice-President Intellectual Property, Insurances and Litigations
Mr Jean Chavinier / Vice-President, Information Systems
Mr Pierre Denêtre / Vice-President, Purchasing
Mr Patrice Desmarest / Vice-President, Research Center
Mr Ian Fitzsimons / General Counsel and Vice-President, Corporate Legal Affairs
Mr Armand Hennon / Vice-President, Public Affairs (France)
Mr Laurent Lacassagne / Vice-President, Finance
Mr Philippe Mouton / Vice-President Corporate Affairs/Company Secretary
Mr Jean-Paul Richard / Vice-President, Marketing
Mr Jean Rodesch / Vice-President, European Affairs
Mr Jean-Pierre Savina / Vice-President, Industrial Operations
Mr Francisco de la Vega / Vice-President, Corporate Communications

Contents



Major Subsidiaries

CHAIRMAN AND CHIEF EXECUTIVE OFFICERS

Mr Thierry Billot / PERNOD RICARD EUROPE
Mr Lionel Breton / MARTELL & C°
Mr Michel Bord / PERNOD RICARD NORTH AMERICA
Mr Gilles Cambournac / PERNOD RICARD WORLD TRADE
Mr Alain Chamla / RICARD
Mr Pierre Coppéré / PERNOD
Mr Philippe Dreano / PERNOD RICARD ASIA
Mr Yves Flaissier / WYBOROWA SA
Mr Georges Nectoux / CHIVAS BROTHERS
Mr Christian Porta / ORLANDO WYNDHAM
Mr Philippe Savinel / IRISH DISTILLERS
Mr Alexandre Sirech / HAVANA CLUB INTERNATIONAL
Mr Francesco Taddonio / PERNOD RICARD CENTRAL & SOUTH AMERICA
Mr Param Uberoi / PERNOD RICARD SOUTH ASIA

27 years of successful acquisitions

1975 Creation of Pernod Ricard

2001 Jan Becher, Czech bitter,
Wyborowa SA, Polish vodka

2002 Integration
of Chivas Regal, Martell,
Seagram's Gin

1975 Campbell Distillers
(White Heather Distilleries)

1980 Austin Nichols,
American bourbon

1985 Ramazzotti,
Italian bitter


1988 Irish Distillers,
Irish whiskeys
1989 Orlando Wyndham,
Australian wines

2002, in short

999 Yerevan Brandy Company,
rmenian brandies



1997 Larios,
Spanish gin, brandies and wines



993 Creation
Havana Club International,
uban rum

Wine & Spirits

Sales: +78%

Organic growth: +4.5%

Operating margin: 20.8%

Operating profit: +106%

Consolidated figures

Sales: 4,836 M€ / +6%

Operating profit: +67%

Pre-tax profit before exceptional items: +45%

Net debt on equity: 0.88

(excluding OCÉANE)

Rankings in the international spirits market

n°1 in France, in Continental Europe and in Ireland

n°2 in Asia-Pacific, in Central and South America (including local spirits)

n°2 in Travel Retail

n°6 in North America

(source: IWSR-International Wine & Spirits Record)



With profits in excess of the stated targets, as well as the successful integration of the new brands and nearly 3,500 ex-Seagram employees, Pernod Ricard is facing 2003 with confidence.

Interview with Patrick Ricard



How has the financial year 2002 turned out?

PATRICK RICARD: On a business level, 2002 has matched our expectations in the wine and spirits sector, with very buoyant activity in the second half of the year. Despite the economic crisis in South America and unfavourable exchange rate movements, Pernod Ricard has exceeded the financial targets that had been set for 2002.

With regards to operating profit, the Group saw an increase of 67% (and as much as 106% in wine and spirits), well above the target which had been set. We generated net profit per share of € 7.47 whereas our target was € 6.40. We have reduced our debt more rapidly than anticipated: our ratio of debt to equity (excluding Oceane) today stands at 0.88.

Wine and spirits produced an operating margin of 20.8%, now uniform across the different regions worldwide, all of which have reached critical size.

Table of consolidated figures

Sales	*4,836 M€*	*+6%*
Operating profit	*750 M€*	*+67%*
Net profit	*413 M€*	*+15%*
Net profit excluding non-recurring items	*410 M€*	*+59%*

The aim of the Seagram acquisition was to refocus the Group as a single business: wine and spirits. How did this go in 2002?

PATRICK RICARD: The 2002 financial year saw the Group refocus successfully on wine and spirits. We were able to dispose of virtually all of the Group's non-strategic activities. Wine and spirits accounted for 95% of Group profits in 2002, and this will be 100% in 2003. This success has been well received by the stock market; the Pernod Ricard share continued to rise during 2002, gaining 6.1% by the year-end, whereas the CAC 40 index dropped by 33.7%, in what was a very turbulent year for the stock market.

Is debt reduction still your main financial objective?

PATRICK RICARD: We can say that debt is no longer a problem for Pernod Ricard, but that our financial objective is still to reduce our 'gearing', the ratio between debt and equity. On this point we can congratulate ourselves for being a year ahead of our timetable.
In order to fund the purchase of the Seagram activities the Group raised finance totalling € 5 billion: a senior loan of € 3.5 billion over five years, a short-term bridging loan of € 1 billion and a convertible bond issue which raised € 489 million.
The disposal of all our non-strategic activities for around € 1.3 billion enabled us to repay the bridging loan in full by the end of the first half of 2002. Furthermore, the strong cash flow generated by wine and spirits enabled the Group to bring its net debt down to less than € 2.3 billion by the end of 2002.
This level of debt in relation to equity (gearing) gives us the capacity, going forward, to make new acquisitions. We are keeping our ear to the ground in the market and will be ready for any opportunities that may arise.

Central and South America are going through an unprecedented economic crisis. What impact is this having on the performance of the Group?

PATRICK RICARD: That region has great importance for our future development, but it is not having a major impact on our results.
Unlike other groups that are facing crises in South America, Pernod Ricard has achieved satisfactory results in that region thanks to its local brands, which are not affected by currency fluctuations.

In February the Board of Directors authorised a bonus issue of one share for every four existing shares held. What was the purpose of this?

PATRICK RICARD: It is a tradition at Pernod Ricard that we increase our capital through the issue of bonus shares.
As 2002 was a very good year, we can do this while still maintaining the unit value of the dividend. For the shareholder this translates into a 25% increase in income.
One of our objectives is the creation of value for our shareholders and we are keen to reward their loyalty through this share issue. ○



Debt paid down quickly
Improved debt to equity ratio(1)
1,50
1,00
0,50
1.47
1.17
0.88
(1) excluding OCÉANE
31.12.2001
30.06.2002
31.12.2002

Key figures


Consolidated figures


Sales
(excluding duties and taxes / in Euro million)
4,382
4,555
4,836
2,622
2,637
1,428
+6%
5,000
4,000
3,408
3,000
2,000
1,760
1,918
1,000
0
2000
2001
2002
Wine & Spirits
Others
Operating profit
(in Euro million)
750
40
675
710
421
451
450
+67%
119
107
344
302
225
0
2000
2001
2002
Wine & Spirits
Others

Consolidated profit

(in Euro million)

	2000	2001	2002
Consolidated pretax profit before exceptional items	369	411	597
Consolidated net profit	195	358	413

Evolution of the dividend per share restated after allocation of one bonus share for every four shares held

(in Euros)

2000	1.28
2001	1.44
2002	1.80

Evolution of the earnings per share* on the basis of outstanding shares on 12.31.2002 and of a maximum dilution linked to the issue of the OCÉANE (in Euros)

2000	4.55
2001	5.23
2002	7.47

* Group Net Profit before exceptional items, goodwill amortisation and financial costs linked to the OCEANE, on a diluted basis taking the issue of the OCEANE into account


Share price 2002
Pernod Ricard
CAC 40
140
120
100
80
60
0
04.30
05.31
06.30
07.31
08.31
09.30
10.31
11.31
12.31.2002
01.31.2003
02.28

Wine & Spirits


Breakdown of sales by geographic area
(excluding duties and taxes / in Euro million)
3,408
1,760
1,918
510
762
236
252
546
873
241
258
592
1,330
835
3,000
2,000
1,000
0
+78%
2001
2002
France
Europe
Americas
Rest of the world
Breakdown of operating profit by geographic area
(in Euro million)
710
302
344
17
22
168
95
25
31
182
106
137
176
277
120
600
400
200
0
+106%
2000
2001
2002
France
Europe
Americas
Rest of the world


Sales growth by quarter 2001/2002
5.5%*
5.6%*
+2.6%*
859
794
619
475
455
1,111
1,000
800
600
400
200
0
Second quarter
Third quarter
Fourth quarter
2001
2002
*Organic growth
Operating margin (operating profit/sales
excluding duties and taxes)
19.4%
20.3%
20.8%
20.8%
21.1%
21.0%
12.9%
9.9%
20
15
10
5
0
France
Europe
Americas
Rest of the world
2001
2002


Key brands
Spirits
Wine
8
6
4
2
0
Ricard
Seagram's Gin
Chivas Regal
Pastis 51
Larios
Havana Club
Clan Campbell
Jameson
Amaro Ramazzotti
Wyborowa
Martell
The Glenlivet
Suze-Dita
Jacob's Creek
Wyndham Estate

16 Main brands

these brands are either global brands and feature amongst the best selling brands world-wide, or, they are local brands which are often leaders in their own domestic markets.


RICARD
PASTIS DE MARSEILLE
Seagram's
Extra Dry
Gin
CHIVAS REGAL
12
PREMIUM SCOTCH WHISKY
LARIOS
DRY GIN
PASTIS
51
PASTIS DE MARSEILLE
CLAN CAMPBELL
SCOTCH WHISKY
Havana Club
JAMESON
IRISH WHISKEY

WHISKIES >

SCOTCH: [illegible], Chivas Regal 18 year old, **Clan Campbell**, Royal Salute, 100 Pipers, Passport, Something Special, Revolve, White Heather

SCOTCH MALT: The Glenlivet, Glen Grant, Aberlour, Longmorn, Strathisla

IRISH: [illegible], Bushmills, Paddy, Powers

BOURBON: Wild Turkey

OTHERS: Blenders Pride, Natu Nobilis, Royal Canadian, Dunbar, Royal Stag, Imperial Blue, Master Blend

ANISE DRINKS >

[illegible], **Pastis 51**, Henri-Louis Pernod, Ouzo Mini, Pacific, 8 Hermanos, Pernod

WHITE SPIRITS >

GIN: Larios, Seagram's Gin, Cork Dry Gin, Legner Light

VODKA: [illegible], Altaï, Huzzar, Lodowa, Orloff, Huzzar, Premium, Zubrowka

TEQUILA: Viuda de Romero, Olmeca

RUMS >

Havana Club, Montilla, Mojito Club

BITTERS >

Ramazzotti, Becherovka, Fernet Capri, Suze


MARTELL
CORDON BLEU
AMARO
F.LLI RAMAZZOTTI
MILANO
SOHO
LITCHI
WÓDKA
WYBOROWA
THE GLENLIVET
12
Austin Nichols
WILD TURKEY
8 Years
JACOB'S CREEK
WYNDHAM ESTATE
BIN 222
Chardonnay

COGNACS & BRANDIES > **COGNAC, ARMAGNAC:** **Martell**, Bisquit, Renault, Marquis de Montesquiou (Armagnac)
BRANDIES & EAUX DE VIE: Ararat, Dorville, Fior di vite, Macieira, Busnel (Calvados)

LIQUORS > **Soho**, Dita, Ruavieja, Liqueurs Cusenier, Cooymans Royal Dutch Advocaat, Millwood, Tiki, Zoco

READY TO DRINK > Two Dogs, Seagram's Coolers, Ricard 7°5, Suze Tonic, Wild Turkey & Cola, West Coast Coolers, Stars and Stripes

WINES OF THE WORLD > **SPARKLING WINES:** Café de Paris, Carrington, Jacob's Creek Sparkling, Canei, Trilogy
WINES OF THE WORLD: **Jacob's Creek**, Cruse, Etchart, Long Mountain, Palacio de la Vega, Pasquier Desvignes, **Wyndham Estate**, Alexis Lichine, Coolabah, Morris, Richmond Grove, Poet's Corner, Orlando, Almaden, Forestier, Tamada, Old Tbilissi, Caucasus Valley
WINE-BASED APERITIVES AND NATURAL SWEET WINES: Ambassadeur, Bartissol, Byrrh, Dubonnet, Sandeman, Vabe, Padilla

Interview with the General Management

The integration of the activities acquired from Seagram largely explains the strong growth in Group sales of wine and spirits.

How has organic growth progressed?

PIERRE PRINGUET: Thanks to the brands acquired from Seagram, the Group's sales in wine and spirits rose by 78%. Our 'historic' brands achieved internal sales growth of 4.5% and the brands acquired from Seagram, on a like-for-like basis, grew by 2.9%, which is very satisfactory.

Has integration of the new brands into the Group network lived up to your objectives?

RICHARD BURROWS: From day one Chivas Regal and the other Seagram brands became priorities for our entire network. In all regions worldwide, the integration of the brands and subsidiaries went off without a hitch, although admittedly we had the whole of 2001 to prepare the operation.

Nevertheless, aren't you worried about the drop in sales volumes of Chivas Regal and Martell?

PIERRE PRINGUET: We found very large overstocks in the market, which had a negative impact on our business in the first half of the year. On the other hand, from the second half of the year onward, our efforts have successfully slowed down the decline in sales volumes and this trend is confirmed by the good start we have seen to 2003.

How do you plan to re-launch Chivas Regal and Martell?

RICHARD BURROWS: We have embarked on a complete review of the marketing strategy of these brands, and this will be put into effect this year with intensified advertising and promotional activities. The new

Stocks run down in the market (Chivas Regal and Martell) Good performance by Seagram's Gin and The Glenlivet

Key Seagram brands

	2002/2001 12 months	Volume 2002 Million cases 9-litre
Seagram's Gin	–0.4%	3.2
Chivas Regal	–9.1%	2.8
Martell	–10.5%	1.0
The Glenlivet	+2.3%	0.4
Total	**–5.2%**	**7.4**

Satisfactory growth of 3.5%, despite the drop in anise sales in France

Key historic brands

	2002/2001 12 months	Volume 2002 Million cases 9-litre
Amaro Ramazzotti	+14.3%	1.1
Jacob's Creek	+11.6%	5.9
Havana Club	+11.6%	1.7
Jameson	+6.6%	1.5
Clan Campbell	–0.9%	1.6
Pastis 51	–2.6%	2.0
Ricard	–2.9%	6.5
Wild Turkey	–5.4%	0.7
Total	**+3.5%**	**21**



"With growth of 78% in sales of wine and spirits, the Group has successfully integrated the brands and subsidiaries acquired from Seagram."

advertising campaigns will be launched at the beginning of September. But most of all we're counting on the determination of our sales teams, whose enthusiasm for these brands is unquestionable.

What about the other key brands acquired from Seagram?

PIERRE PRINGUET: They have been doing well in all regions worldwide. For example, we have managed to stabilise sales of Seagram's Gin in the United States, which represents a very positive shift from the continual decline in recent years. The Glenlivet is making strong progress in its key markets and is becoming our global priority in the market for single malt whiskies.

The portfolio acquired from Seagram also included some solid local brands. How are they faring?

RICHARD BURROWS: They are performing extremely well, and some of them are achieving double-digit growth. This is true of our wine and spirits products in South America, notably Montilla rum and the whiskies, Natu Nobilis in Brazil, and Blender's Pride in Argentina. These brands make it easier for us to survive the economic difficulties that are penalising imported products in that part of the world.
In India, Royal Stag is making strong progress, and annual sales of Imperial Blue have now passed the million case mark. We should also mention the performance of 100 Pipers, a Scotch whisky primarily marketed in Thailand, Spain and Latin America.

How about Sandeman?

PIERRE PRINGUET: This brand of sherry and port has been acquired by the Portuguese group Sogrape, with whom Pernod Ricard has signed a worldwide distribution agreement. We are very pleased to be able, in this way, to represent this prestigious brand.

How have your historic key brands performed?

RICHARD BURROWS: Our growth brands, which are Amaro Ramazzotti, Jacob's Creek, Havana Club, Jameson and Wyborowa, continued their strong upward trend in 2002.
In France, Ricard and Pastis 51 are holding their overall positions in the market, despite the disastrous weather conditions which affected the anise market.

Pernod Ricard has increased its size fivefold in North America. How has this affected your sales?

PIERRE PRINGUET: The Group is making extraordinary progress in North America, with organic growth of 11.4%. Pernod Ricard USA has built up a powerful network of distributors, and this has unarguably had a positive effect on sales, especially sales of Chivas Regal, which are now stabilising after years of decline. This positive trend affects most of the key brands: The Glenlivet +12%, Jameson +10%, Jacob's Creek +9% and Seagram's Gin +1%.

What new products were introduced in 2002?

RICHARD BURROWS: We are continuing to enhance our range in order to meet the expectations of our consu-

The 12 highest contributing brands...		and their brand owners
Chivas Regal	>	Chivas Brothers
Ricard	>	Ricard SA
Jacob's Creek	>	Orlando Wyndham Group
Martell	>	Martell & Co
Jameson	>	Irish Distillers
Seagram's Gin	>	Pernod Ricard USA
Pastis 51	>	Pernod
Clan Campbell	>	Chivas Brothers
Havana Club	>	Havana Club International
The Glenlivet	>	Chivas Brothers
Wild Turkey	>	Pernod Ricard USA
Ramazzotti	>	Ramazzotti, subsidiary of Pernod Ricard Europe

mers more effectively in each market. In France we are launching Ricard Bouteille, a ready-to-drink product. In the United States, Mojito Club, a lemon-flavoured rum, as well as Seagram's Vodka, complete the range we are offering our distributors. Havana Club has successfully launched Añejo Blanco and Añejo Oro. Orlando Wyndham has enlarged its range of premium Australian wines with Jacob's Creek Reserve and Limited Release. In conclusion, with a network in good shape and a full and now well-integrated product range, the Group can face 2003 with confidence.

13 Pernod Ricard brands feature in the 2002 Top 100 premium spirits

(Source: Impact Magazine)

Ricard, Seagram's Gin, Chivas Regal, Montilla, Pastis 51, Larios, 100 Pipers, Havana Club, Clan Campbell, Jameson, Ramazzotti, Wyborowa, Martell.

Wine & Spirits :

sales by region

Sales by region	
France	+8.6%
Europe	+52.4%
Americas	x3.5
Rest of the world	x2.5


Breakdown of sales by region
19%
17%
25%
39%
France
Europe
Americas
Rest of the world

One of the world's three leading operators in the wine and spirits sector, Pernod Ricard has a well-balanced brand portfolio, present on every market. For 27 years the Group has favoured a decentralised organisation.

Pernod Ricard's decentralised organisation, one of its great strengths, sets it apart from other spirits companies and allows decision-making based on in-depth knowledge of each market. The Group has its own distribution networks in each key market on every continent.

On one hand, individual brand-owning companies are responsible for production but also for developing the worldwide sales and marketing strategies for their brands.

On the other hand, the distribution subsidiaries, working side by side with the brand owners, adapt each brand strategy to local markets.

This structure allows strong development of local brands by teams that know their markets inside-out, and provides access to regional markets for the Group's international brands.

Ricard and Pernod in France, Irish Distillers in Ireland, Wyborowa in Poland and Orlando Wyndham in Australia also distribute the Group's products in their countries.

The holding company determines strategic priorities, sets budgets and implements control measures for its subsidiaries.

Among the top three



Rankings in the international spirits market

n°1 in Continental Europe and in Ireland

n°2 in

n°2 in Travel Retail

Source: IWSR

Group's Structure / Main Direct Subsidiaries

Pernod Ricard

Regional Holdings:	Major Brand Owners:	Travel Retail:
Pernod Ricard Europe	Ricard SA	Pernod Ricard World Trade
Pernod Ricard North America	Pernod	
Pernod Ricard Central & South America	Chivas Brothers	
Pernod Ricard Asia	Martell & Co	
Pernod Ricard South Asia	Irish Distillers	
	Orlando Wyndham	
	Havana Club Int.	
	Wyborowa SA	

leaders in the world



Asia-Pacific

n°2 in Central and South America (including local spirits)

n°6 in North America

France

Leader in France

In its historic market the Group has three subsidiaries producing all of the Group's French spirits, notably the anise drinks and cognacs. The Pernod and Ricard companies have competing sales forces, which, in addition to their own brands, distribute spirits produced by other subsidiaries of the Group. Martell & Co brings together all cognac operations.

Despite a difficult trading environment, a large number of the Group's brands (Jameson, Havana Club, Wyborowa, Zubrowka, Soho) have enjoyed steady growth in the French market. Anise drinks suffered a downturn in volume largely attributable to the poor weather conditions, after having achieved record growth in 2001. However, the Group market share in this category continued to grow. Sales at the borders and exports have continued to develop.

In 2002 the Group celebrated anniversaries of each of its three key French brands: 51 years of Pastis 51, 70 years of Ricard and 90 years of Martell Cordon Bleu.



Main subsidiaries

Ricard and **Pernod** distribute the products of the Group in France.

Martell & C° produces the cognacs of the Group.

Ricard: the Southern accent

The world leader in anise-based spirits, Ricard is still headquartered on the site where it was founded, in the Sainte-Marthe district of Marseilles. With a staff of 1,200 employees including the leading sales force in the market, the company added in 2002 Chivas Regal to its priorities. Ricard SA produces Ricard, of which more than 6.5 million cases a year are sold worldwide. Its portfolio also









France


CARD
ANISÉ
45
45%Vol.
100 cl
FRANCE
PASTIS DE MARSEILLE
Soho
du
LITCHI
Soho
SAVEUR
LITCHI
24%
vol.
70cle


JAMESON
Soho
ABERLOUR
PADDY
WÓDKA
WYBOROWA



includes Clan Campbell, Wyborowa Polish *wódka*, Jameson Irish whiskey, Larios gin and Bisquit cognac. At the end of 2002 the company completed a promising test-market launch of "Ricard bouteille", ready-to-drink in 25 cl bottles, aimed at bars and nightclubs, venues where up to now very little anise has been drunk.

Partnership with "Sécurité Routière"
The Group and its French Pernod and Ricard subsidiaries have signed a partnership with Sécurité Routière (Safety on the Roads) aimed at the prevention of drink-driving.

Pernod: the salsa rhythm

The Pernod company has a staff of 1,100 and produces Pastis 51, the number two spirits brand in France, Suze, the number one bitters, and Soho, a modern liqueur that is growing strongly and is exported to Japan under the Dita brand. The company also distributes Martell cognac, the single malt Aberlour, as well as Zubrowka, the bison grass-flavoured *wódka* from Poland. With Havana Club, the Pernod network registered one of the best Group performances in the French market, notably in nightclubs, where the "Banda Havana Club" has successfully relaunched the rhythms of salsa. Available nationwide, Havana Club, the only authentic Cuban premium rum, has seen sales rise by 30%. Finally, the Pernod network has just launched Seagram's Gin on the French market. In addition, Pernod has three specialised subsidiaries: Crus et Domaines de France (wine), Cusenier (production of liqueurs and wine-based aperitifs) and the Société des Produits d'Armagnac (Marquis de Montesquiou).

In 2002 Pernod brought all its anise drink production (Pastis 51 and Pernod) together at one site in Marseilles. Its liqueurs and wine-based aperitifs are produced at the historic Cusenier site in Thuir, conceived by Gustave Eiffel, where a new bottling plant has been built. The sparkling wine, "Café de Paris" is produced at Cubzac near Bordeaux. The warehousing and distribution centre at Créteil, near Paris, has been reorganised and modernised.



Martell & Co: in the heart of the vineyards

Martell & Co has a staff of 350 and produces Martell, Bisquit and Renault, which are distributed in France and the rest of the world through the Pernod Ricard distribution network. The company has its head office in the town of Cognac itself and its distilleries and cellars are situated in the heart of the prestigious wine-growing region.
From 2002, the company has undertaken research and planning to reposition Martell in its various markets, notably in the United States, the UK and Asia. In France, Martell is achieving success in the retail market where the brand is making strong progress.

The Pernod Ricard Centre at Bessan

The Group itself produces the natural extracts of anise, taken from carefully selected aromatic plants. The distillation tower at the Bessan centre, designed by the Group's researchers, makes it possible to obtain very high quality aromatic essences. ●

Winning new market share

For Martell, 2003 will be the year for winning new market share. Its prospects are very favourable, largely thanks to the range's flagship product, Cordon Bleu, a unique product in its category both in terms of its positioning and the way in which it is produced.
The development of sales of Chivas Regal to catering and retail outlets will be a priority and will benefit from numerous promotional campaigns.
The nationwide launch of "Ricard Bouteille" (Ricard in 25cl bottles) is an important part of the push to capture the late-night drinkers market. In addition, campaigns aimed at women will be launched to boost the demand for Ricard. ○

Main Production centres:

Bessan, Bordeaux, Cognac, Cubzac, Lille, Lignière, Marseilles, Thuir. ●

Leader in Continental Europe and Ireland

In Europe, Pernod Ricard owns several brand owning companies which produce and sell key brands notably: Chivas Brothers, Irish Distillers and Wyborowa SA. The Group also has a distribution structure, Pernod Ricard Europe, which itself owns subsidiaries also producing brands for local consumption.

Created when the Seagram activities were acquired, Chivas Brothers produces, matures and exports all of the Group's Scotch whiskies: Chivas Regal, Clan Campbell, Passport, Royal Salute and the single malts: The Glenlivet, Aberlour, Strathisla, Glen Grant and Longmorn. The company, which includes the former Chivas Brothers Company as well as Campbell Distillers, is headquartered in Paisley, Scotland, with commercial and marketing teams in London. It has a staff of 1,000 and sells 9.1 million 9-litre cases per year.
The Group's world leader in Irish whiskeys, Irish Distillers, produces a comprehensive range: Jameson, Bushmills, Paddy, Powers and premium whiskeys such as Midleton Very Rare. It also produces Cork Dry Gin and Huzzar vodka. Based in Dublin, Irish Distillers owns the world's oldest licensed distillery at Bushmills. The company employs a staff of 700 and sells 5.4 million 9-litre cases per year.
Wyborowa SA produces among others the prestigious *wódka* brand, Wyborowa, which means "exquisite" in Polish. Created out of the acquisition of Polmos Poznan, and the merger of the

Main subsidiaries

Chivas Brothers: production of the Group's Scotch whiskies.

Irish Distillers: world leader in Irish whiskeys and distributor in Ireland.

Pernod Ricard Europe: with its production and distribution subsidiaries, commercialises the Group's brands in all European countries (excluding France, Ireland and Poland).

Wyborowa SA: production of Polish *wódka* and distributor in Poland.


JAMESON
Havana Club
CHIVAS REGAL
RAMAZZOTTI
AMARO




JAMESON
Established Since 1780
Triple Distilled
IRISH WHISKEY
Havana Club
FUNDADA EN 1878
AÑEJO ORO
PRODUCIDO POR CORPORACIÓN CUBA RON
La Habana Cuba
JQ-058548

Europe




LARIOS
MARTELL
BUSHMILLS
MALT
10

commercial networks Seagram Polska, Pernod Ricard Polska and Agros Trading in January 2002, Wyborowa SA has a staff of 480 and manages from Warsaw the sale of its products made in Poznan and of the imported brands of Pernod Ricard. Wyborowa SA sold 2.9 million 9-litre cases in 2002.

Pernod Ricard Europe coordinates the Group's activities in Europe (excluding France, Ireland and Poland), ensuring the development of the Group's presence in this region, as well as in Africa and the Middle East through a network of subsidiaries. The company sells and handles the promotion of the Group's international brands, as well as those manufactured by its subsidiaries, such as Ramazzotti (Italy), Larios Dry Gin (Spain), Becherovka (Czech Republic), Ouzo Mini (Greece), Ararat (Armenia), etc.

With a staff of more than 2,640, Pernod Ricard Europe is made up of a holding company, based in Paris, and subsidiaries based locally which control production and distribution and which share exceptional skills in the fields of sales and marketing.

A year of transition for Chivas Regal and Martell, brands new to the Group

Recently integrated into the Group, the Chivas Regal and Martell brands have experienced a year of transition with a reduction in shipping volumes, principally due to overstocking prior to the acquisition in 2001.

Chivas Regal, the Group's leading Scotch whisky brand, has maintained its position as brand leader among premium whiskies in many key markets and has stabilised its market share, benefiting from excellent brand awareness, a very good level of distribution and strong growth in Spain.

After integrating the newly acquired brands into its portfolio, Chivas Brothers received the coveted "Distiller of the Year" award at the International Spirits Challenge, 2002.

Jameson, Ramazzotti and Wyborowa: European leaders

2002 saw the strengthening of Pernod Ricard's position as the market leader in Irish whiskey, with Jameson growing strongly on the Continent with a double digit growth in several of its main markets.

Amaro Ramazzotti passed the million-case mark in 2002. Produced near Milan, Ramazzotti has achie-



ved one of the highest growth rates in the sector, notably due to its success in Germany, where it is the leading imported spirits brand.
The establishment of a new sales team was followed by the successful re-launch of Wyborowa reaching a million cases in December. Brand leader in the premium category in Italy and Switzerland, Wyborowa also experienced strong growth in the Netherlands and Belgium.
For Havana Club Cuban rum, 2002 was a year of conquest in European markets. It is the market leader in Italy and added Añejo Oro and Añejo Blanco to its range.
Already the market leader in Spain, Larios Dry Gin sales in Italy grew faster than any other gin brand.

New initiatives and new products

Europe is a dynamic region and the Group plans to be creative, with new initiatives and numerous product launches.
Several Scottish distilleries opened their doors to visitors this year in an effort to further promote and increase brand visibility of the Group's Scotch whiskies. In view of the successful response the initiative will be repeated and extended in 2003.
2002 saw the launch in Poland of an orange-flavoured Wyborowa *wódka*, and of a new packaging of Jameson's 12-year-old and 18-year-old whiskeys. Jameson's 18-year-old was given a warm welcome by the trade press, winning the Editor's Quality Choice Award in the Irish Republic.
2003 will be the year for repositioning the Chivas Regal and Martell brands. These are the Group's priorities on the world market, and will benefit from new communication campaigns.
Jameson will have its brand image consolidated by a new communications platform, reinforcing in particular its positioning as a "premium whiskey". ○

Main production centres:
Armenia, Czech Republic, Georgia, Greece, Ireland, Italy, Poland, Portugal, Spain, The Netherlands, United Kingdom ●

A new size for the Group

2002 was an exceptional year of growth and consolidation for the Group in North American markets. Accomplished in record time, the integration of Seagram wine and spirits activities tripled in the United States the number of employees without compromising the essential corporate values: decentralisation, respect for people and entrepreneurship. In the United States, Pernod Ricard USA rapidly consolidated its distributor network, a key step in the company's profitable development in this market with important potential. In addition, Pernod Ricard USA expanded its portfolio of imported premium brands by becoming the distributor of Sogrape Group ports and sherries.

Pernod Ricard North America encompasses operations in the United States, Mexico and Canada.

Three countries, four production centres including the largest spirits distillery in the world

In the United States, Pernod Ricard has two important production centres. Extending over 191 acres, in Lawrenceburg, Indiana, the largest spirits distillery in the world, acquired from Seagram, produces Seagram's Gin and Seagram's Vodka, as well as Seagram's Coolers. In Lawrenceburg, Kentucky, Pernod Ricard produces and ages the range of Wild Turkey premium bourbons. Pernod Ricard USA has four divisional sales offices, as well as an office in Washington DC. The National Accounts Division that includes chain and military sales is located in White Plains, New York.






Pernod Ricard Mexico is both brand owner and distributor for two premium tequilas: Viuda de Romero and Olmeca, which just joined the Pernod Ricard portfolio.


Distillers
Seagram's
Extra Dry
Gin
Distilled extra dry gin.... extra dry because of
Seagram's exclusive and original mellowing process
DISTILLED BY
Joseph E. Seagram & Sons
LAWRENCEBURG, INDIANA, USA
IN THE ANCIENT BOTTLE
70cl
40%vol
DISTILLED FROM GRAIN
CHIVAS BROTHERS
KEITH SCOTLAND


Seagram's
Extra Dry
Gin
FOUNDED 1801
CHIVAS REGAL
AGED 12 YEARS
PREMIUM SCOTCH
WHISKY
PRODUCE OF SCOTLAND

North America


MARTELL
CORDON BLEU
JAMESON
BUSHMILLS
MALT
10
BIN
222
Havana
Club



Olmeca is produced in the highlands of Jalisco in the heart of blue agave country.

Canada is one of the most important markets for several Group brands. According to the country's regulations, each Province holds a public monopoly for exclusive distribution of spirits in its territory. Pernod Ricard Canada is one of the few operators with a presence throughout the country.

Growth in Volumes

The year 2002 was a good one for Pernod Ricard marketing and sales. Pernod Ricard USA stemmed the decline of acquired Seagram's brands, some of which are already rebounding, even while maintaining the growth of traditional brands.

Chivas Regal, the Group's premium Scotch, experienced a sharp increase in sales throughout the year. Likewise, The Glenlivet, single malt Scotch, was on an upward path throughout 2002.

Seagram's Gin, the clear leader in the U.S. gin market at nearly 3.2 million cases (9-litre), in 2002 saw a constant upturn in sales volumes during the second half of the year. Sales were boosted by the success of Seagram's flavoured gins and Seagram's Gin and Juice cocktails that satisfy the adventurous tastes of influential urban consumers.

Traditional brands were also substantial contributors to the overall success of the Group on the American market. Thus, Jameson Irish whiskey enjoyed double-digit growth in spite of a slowing of the whisky market. Jacob's Creek Australian wine continued its strong growth. Both Jameson and Jacob's Creek were named "hot brands" by Impact, which awards the most dynamic brands every year.

At the same time, Pernod Ricard USA introduced Seagram's Vodka and Mojito Club rum, two new products developed specifically for the American market. Seagram's Vodka complements Seagram's Gin providing a popular duo for loyal consumers. Launched in the second half of the year, Mojito Club is a citrus rum product that appeals to trend setters in the market.

The total sales volume of the Group reached 6.4 million cases in the U.S. market. Seagram's Coolers, low-alcohol ready-to-drink products, contributed another five million cases.

For its part, Pernod Ricard Mexico exported over 160,000 cases of Olmeca tequila over the period, in



spite of the fact that the brand had been neglected prior to the acquisition. Tequilas account for over half of the company's total sales volume.
The company, which holds 20% of the Mexican imported spirits market with a broad portfolio of premium brands, has become the number one importer in the industry, notably with Wyborowa, the largest selling imported vodka.
In Canada, Chivas Regal Scotch whisky, *wódka* Wyborowa, Havana Club rum, Sambuca Ramazzotti liqueur, Wyndham Estate Australian wine, and Seagram's Coolers are among leading brands in their categories.

Bright prospects for 2003

The year 2003 began on a positive note in North America. Chivas Regal, Martell and Wild Turkey benefit from new marketing and communication programmes that will impact the development of sales of these brands.
Several new products are also being introduced in the United States, Canada and Mexico. Seagram's Vodka, which made its successful debut in California in 2002, will be marketed nationally and introduced with three different flavoured versions. The Seagram's Gin & Juice range will be enriched with a new flavour. In the high-volume "ready-to-drink" market, the range of Seagram's Coolers, will add several new flavours. In Mexico, the Olmeca tequila brand that shows great promise in the export market is being re-launched in its home market. ○

Production Centres:
United States – Lawrenceburg (Indiana), Lawrenceburg (Kentucky),
Mexico – Arandas, Tequila. ●

Number 2 in Central and South America

In 2002 the Group created a new regional holding company, Pernod Ricard Central and South America, to run this region, with its head office in Rio de Janeiro, Brazil.

The Pernod Ricard CESAM teams in the region total 900 people, and, with the exception of Argentina, 97% of the employees are from the former Seagram teams. The Group sold 5.8 million cases of wine and spirits in 2002 in Central and South America.

Adaptation of marketing and sales policies

The Group's activities have held up well in South America in the face of the crisis affecting the region: Jameson has made progress in Brazil, while Havana Club has maintained its sales volumes. In adapting to local economic conditions, Pernod Ricard Central and South America has been relying more heavily on local brands that are strongly established and well suited to current market conditions.

In Brazil, Montilla rum is reinforcing its leading position, and has achieved a high level of penetration in the São Paulo region in particular. The local whisky, Natu Nobilis, which has benefited from new packaging and a new advertising campaign, has increased its volume sales. In a growing vodka market, Orloff has benefited from the success of Orloff Ice, a ready-to-drink which was launched at the end of 2001.

At the beginning of the year Pernod Ricard Brazil opened its new, ultra-modern plant at Suape, near Recife. Designed to produce and bottle the major local brands, it is the Group's main industrial facility in Brazil. It has taken over the bottling activities



Pernod Ricard Central and South America, with its production and distribution subsidiaries, commercialises the Group's brands in Central and South America.







Central and South America


Ron
MONTILLA




Seagram's
100 PIPERS
SCOTCH WHISKY
BLENDERS PRIDE
ETCHART
Havana Club
JAMESON

of the former plant in São Paulo, now closed permanently, while warehousing has been transferred to the Resende distillery (State of Rio). Consequently the Resende distillery has also become the Group's main distribution centre for south and south-eastern Brazil. Finally, Brazilian wines are now being bottled at their production site in Livramento (State of Rio Grande do Sul).
In Argentina the Etchart range of wines has been redefined to take advantage of the devaluation of the Argentinean peso in export markets. To this end the range has been simplified and the quality and packaging have been improved. Pernod Ricard Argentina has also launched Roblemonte wines, a new and more affordable range aimed at the domestic market.
Exploiting the growth of its range, the Group has signed new distribution agreements in Chile (where Pernod Ricard Andes is based), and in Boliva, Peru and Ecuador, markets where the Group has no direct subsidiaries. The chosen partners are strong and reputable companies with whom the Group intends to forge lasting relationships.
In Venezuela, imported brands suffered as a result of the effects of the general strike at the end of 2002.

Chivas Regal number one priority for 2003

Chivas Regal is now the first priority brand in this region. The brand's worldwide advertising campaign will be introduced in 2003 and the Group's specific knowledge and experience in selling to the on trade sector (hotels, restaurants etc.) will be utilised.
Among the international brands, Havana Club, Jameson and Wyborowa also represent priorities at a regional level. The Group will continue to base its development on the success of its local brands, notably in Argentina and Brazil.

Production centres:
Argentina – Mendoza, Cafayate, Capilla,
Brazil – Suape, Livramento, Resende.



Havana Club International

Cuban rums, of which Havana Club is unquestionably the finest, have always been considered the best in the world due to the special quality of the sugar canes (the famous 'green gold of Cuba') and its 'honeys', the purity of the water used and, above all, because of the incomparable skill of the island's master rum distillers. The Havana Club brand is owned by Havana Club International, a joint venture set up by Pernod Ricard and the Cubaron company. Havana Club is the only authentically Cuban international rum brand. It is distributed throughout the world through the networks of the Pernod Ricard subsidiaries and distribution in Cuba will soon be transferred to Havana Club International. Since 1994 the brand has more than quadrupled its sales, making it the number two premium rum worldwide outside the United States. The brand is not actually sold on American soil because of the embargo imposed on Cuban products in the United States.
With its headquarters in Havana, Havana Club International employs 56 people.

Key Facts

Despite a slowdown in the European economy and temporary difficulties in the tourism industry in Cuba, Havana Club has maintained a high rate of growth, with 1.7 million cases sold in 2002.
The successful launch of two new products, Añejo Blanco and Añejo Oro, has significantly contributed to this performance. The first of these, a pale straw-coloured rum, is the base for the most popular Cuban cocktails, notably the famous Mojito. The second, which acquires its golden hue through ageing in oak barrels, has already won-over drinkers in Spain and Cuba.

Number 2 in Asia-Pacific

The Group has significantly increased its presence in Asia following the acquisition of the Seagram brands. This region represents a key market for Scotch whiskies, notably Chivas Regal and Royal Salute, as well as for Martell.

Pernod Ricard Asia is the regional holding company which markets and distributes the Group's products in North and South East Asia through its ten business units. Pernod Ricard Asia has a staff of nearly 600 employees.



Main subsidiaries

Pernod Ricard Asia
with its distribution subsidiaries, commercialises the Group brands in North and South East Asia.

Pernod Ricard South Asia
produces Indian made foreign liquors and distributes the Group's products in India, Sri Lanka and the Persian Gulf.

Orlando Wyndham
produces Wyndham Estate and Jacob's Creek wine brands and distributes the Group's products in Australia and New Zealand.

Record growth for Scotch whisky in Thailand and Korea

Despite the challenges presented by the integration of Seagram's distribution companies and teams, the Group's brands have benefited from a solid infrastructure, enabling them to make significant advances in the region.

In Thailand, one of the leading markets in the region, the strong growth momentum has been driven by 100 Pipers Scotch whisky and Master Blend which have both grown beyond the one-million case mark in 2002. In Korea, Chivas Regal has seen record growth. These successes have helped the other brands in the Group's portfolio, and are likely to continue in 2003, led by the Thai, Korean and Chinese markets.

Martell has made use of the Group's expertise in the promotional field to build the brand in China, one of its key markets. The Martell Elite Club, aimed at men in the upper social bracket aged between 30 and 45, has launched the concept of the 'connoisseur of modern life enjoyment', through various events in Shanghai and other Chinese cities. The success of these events has ensured that they will continue in 2003.


CHIVAS REGAL


MARTELL




JACOB'S CREEK

Asia Pacific




JACOB'S CREEK
SHIRAZ CABERNET
VINTAGE 2000
Named after Jacob's Creek, site of Johann Gramp's first vineyard in the Barossa Valley
MARTELL
FONDÉE EN 1715
Martell
CORDON BLEU
OLD CLASSIC COGNAC


ROYAL
STAG
Seagram's
100 PIPERS
WILD
TURKEY
DITA


IVAS REGA

Jacob's Creek continues to be the leading Australian wine brand in international markets

Founded in 1847 in South Australia's premium wine growing region of the Barossa Valley, Orlando Wines was acquired by the Group in 1989. Within a year, through another acquisition, Wyndham Estate, in New South Wales' Hunter Valley, Orlando Wyndham was created.

Now Orlando Wyndham has seven wineries and more than 2,000 hectares of vineyards it owns or manages, employs more than 1,000 people and has a presence in every Australian State and Territory. The main winery and centralised bottling and packaging facility is in the Barossa Valley.

The icon brand, Jacob's Creek, is exported to more than 60 countries. Jacob's Creek and Wyndham Estate achieved double digit growth in the year under review. During 2002 the Jacob's Creek Winemaker, Phil Laffer, was named Australian Winemaker of the year, Jacob's Creek was declared the Best Marketed Wine in Australia at the "Australian Liquor Industry Awards" and Orlando Wyndham was named Supplier of the Year at the same awards.

The year also saw Orlando Wyndham named Australian Wine Company of the Year by Winestate Magazine, a leading wine magazine in Australia, and Jacob's Creek 2000 Limited Release Chardonnay was judged to be Australia's best exported wine for 2001-2002 by the Australian Wine and Brandy Corporation.

Additionally in 2002, the state of the art Jacob's Creek Visitor Centre, which incorporates a cellar door, private wine tasting area and restaurant, was opened in the Barossa Valley on the banks of the creek after which it was named.

Orlando Wyndham also distributes the Group spirit brands in Australia and New Zealand, including since June 2002, Chivas Regal, The Glenlivet, Martell and Seagram's Gin.

South Asia is a promising market for the Group's wines and spirits

In India, an emerging middle class with greater purchasing power has aspirations to drink spirits comparable with those consumed in Europe and the United States, and forms a potentially large consumer base. In general, the region is showing strong growth in the whisky sector.


ORLANDO
JACOB'S CREEK

Pernod Ricard South Asia has a staff of 300. In the Indian production centres at Daurala, Kolhapur and Nashik, the Group uses a range of malts from Scotland and Indian grain spirits to blend various whiskies such as Royal Stag and Imperial Blue – both with sales of more than one million 9-litre cases – as well as Blenders Pride and Oaken Glow. Pernod Ricard South Asia also imports Passport Scotch, 100 Pipers and Something Special and then bottles the brands locally. The Group is the market leader in Scotch whiskies.
In this rapidly growing market the Group's whiskies are selling very successfully, especially Chivas Regal.
New products launched in 2002, such as Three Kings brandy, now give Pernod Ricard India a presence in all the key spirits segments in the Indian market.
Pernod Ricard Sri Lanka has seen a sharp increase in the volume of imported products, as well as significant growth in the sale of the locally distilled brandies, Galerie and Franklin, and of Flinton gin.
The Group is the first international wine and spirits business to have its own commercial presence in the Gulf. Set up in Dubai, United Arab Emirates, in 2002, Pernod Ricard Gulf distributes the Group's products in this region. ○

Main Production Centres:
India - Daurala, Kolhapur and Nashik
Australia - Orlando Wines, Richmond Grove and Russet Ridge in South Australia;
Poet's Corner, Wyndham Estate and Wickham Hill in New South Wales, and Morris Wines in Victoria. ●


Pernod Ricard World Trade



Travel retail provides an essential, strategic and important showcase for the Group's international brands.


MARTELL
CORDON BLEU
JAMESON



The world's number two in its sector, Pernod Ricard World Trade sells the Group's principal brands in the travel retail market. The company coordinates marketing activities and handles the relationships with international retailers in the sector.

Headquartered in London, the Group's Travel Retail division has 60 employees, divided into regional teams in Europe, the United States and Asia.

2002 was an exceptional year, with the integration of two of the sector's star brands, Chivas Regal and Martell. Chivas Regal is the number two spirit across all categories, while Martell is the leading cognac in this sector. The other main Group brands sold through the travel retail channel are Jameson Irish whiskey, Ricard, the anise-flavoured spirit, and Jacob's Creek Australian wines.



2002 saw strong growth in Scotch whisky sales, in particular Royal Salute in Asia. The American bourbon, Wild Turkey Freedom, developed exclusively for duty-free sales, has been launched in the Asia-Pacific region and in the United States. Various promotions linked to major events, such as the Martell Cognac Grand National, have also been implemented successfully in Europe.

2003 will be a year of consolidation for travel retail, dependent on uncertainties linked to the geo-political and economic environment and the adverse effect this has on tourism. In an expanding global wine market, the presence of the Australian wine Jacob's Creek will be increased. ●

(Source: IWSR)

In 2002 we successfully integrated about 3,500 Seagram employees into our own workforce. Today Pernod Ricard has more than 12,000 employees, of whom 68% are male and 73% are from countries outside of France.

Since its creation in 1975, the Group's culture has been based on respect for its brands and for its people. The organisation of the Group is deliberately decentralised in order to leave more room for initiative and professional fulfilment as well as personal responsibility of each member of staff, within a framework of rigorous common values. Every employee in each of our subsidiaries enriches the Group with their talent, their culture, products and traditions. By allying the home-grown culture of each subsidiary with the unique Pernod Ricard culture, the Group is able to draw on its local roots to achieve its ambitions on a global level.

Successful integration of ex-Seagram employees

The integration of the ex-Seagram teams was completed during 2002. In the great majority of countries where Pernod Ricard is established it was down to the local Group subsidiary to ensure that the Seagram employees that opted to join the Group were integrated in a smooth manner. They also had to monitor the transition to ensure that it took place in an organised and consistent way for the existing workforce.
This has been successfully carried out by our subsidiaries, so that throughout the world the takeover of the Seagram brands has been completed satisfactorily and business has not been interrupted during this sensitive phase.
On the other hand, in certain countries such as India and Brazil, where Seagram had large and well-structured subsidiaries, it is the ex-Seagram companies that have successfully incorporated the local activities of Pernod Ricard into their own operations.
In parallel with this, the Group wanted to make it easy for ex-Seagram staff to be integrated into the Pernod Ricard culture by creating opportunities to meet and exchange ideas with the teams in the holding company and its subsidiaries.
Starting in April 2002 the ex-Seagram management were able to take an integration study-course, and some of their executives took part in training organised by the Centre de Formation Pernod Ricard (CFPR) as well as in various internal events, including the export conference held at Les Embiez (France) in October.
An initial general management seminar was held in 2002, bringing together the Chairmen, CEOs and Managing Directors of all the subsidiaries, including

Group Values

A passion for conviviality and straightforwardness: The willingness to reach out to others, straightforwardness, sharing and friendship – these are the things that mean most to us. These values are demonstrated as much in our internal relations as in those we maintain with our clients and with the general public.
A passion for entrepreneurship: We are fervent supporters of decentralisation. We believe this is the only way to encourage company spirit on the ground. Local management teams base their decisions on consumer preferences and local market characteristics. Our employees have a direct interest in the financial performance of the Group.
A passion for integrity: We encourage and train all our employees to work in a way that respects ethics and transparency. Shareholders, clients and consumers can all have confidence in the reliability of our information, in the excellence of our products and in our commitment to the local community.
A passion for commitment: Proud of our products, our employees are committed to getting involved in and respecting the Group's brands. We are committed to offering our consumers products of the highest quality and we respect our colleagues and their cultures by offering them career progression within the Group. ●


ESPACE
PERNOD RICARD
Groupe Pernod Ricard
Havana Club

The story of Pernod Ricard
is the story of men
and women who,
for the past 27 years,
have shared a passion:
the passion for conviviality,
entrepreneurship,
integrity and commitment.

those recently acquired: Chivas Brothers, Martell, Seagram India and Seagram do Brasil (now Pernod Ricard Brasil).

This occasion made it possible to assess the new strength the Group has acquired, notably in the United States, South America and Asia. It also provided a key opportunity to remind everyone of the values of the Group and the way it operates. Plant visits were also arranged, to give the new teams a chance to familiarise themselves with the Group's current and future resources and assets.

The success of this integration has proved the logic behind the Group's decentralised model, which respects the individual cultures of the various companies and their employees.

Partnership with Safety on the Road

As a company that accepts its civic responsibilities, Pernod Ricard, along with its French subsidiaries, has made a commitment to the inter-ministerial delegation responsible for road safety, Sécurité Routière, that it will raise awareness of the dangers of drink-driving, by means of a campaign using the slogan "The person driving doesn't drink."

This commitment has been transformed into internal procedures through the establishment of a code of responsible behaviour, notably at Ricard SA and Pernod, aimed at making every member of staff a "spokesperson" for the prevention of risks connected with excessive or inappropriate consumption of alcohol. A specific action plan aims to reduce signifi-

The integration of ex-Seagram executives in figures

Average age 39: The average age of the ex-Seagram executives who have joined the Group is 39, the same as the Group average in 2001. Of the total workforce, 60% are under 40 years old.

Seven years of service: The average length of service of the ex-Seagram executives is seven years, which is lower that of the Group, where it is about ten years. Furthermore, 50% of the ex-Seagram staff had worked at Seagram for less than four years.

The ex-Seagram employees in the Group are split between the following functions:
sales 19%, marketing 18%, finance 14%, production 8%, human resources 8%, IT 7%, other 26%.

212 senior executives spread throughout the world: 212 senior executives, 22% of whom are women, have joined the Group, representing 15% of all Group executives. Their geographical origin is well balanced (22% come from Europe other than France, 25% from France, 22% from Asia, 21% from Central and South America, and 10% from North America). ●


Average age: 40 years and 2 months old
500
400
300
200
100
0
– 20 years
21 years
23 years
25 years
27 years
29 years
31 years
33 years
35 years
37 years
39 years
41 years
43 years
45 years
47 years
49 years
51 years
53 years
55 years
57 years
59 years
61 years
63 years
65 years

cantly the number of accidents in three years: self-discipline and forward planning are the two main elements of this plan.
For the Group, the success of this accident prevention scheme depends on the support of all its employees. Steps taken include a plan established by Ricard SA and Pernod for their sales people. As the employees most exposed to risks on the road, they work out a programme of trips and events which are compatible with demands of road safety.

Securing employee loyalty

The quality of human resources and the working environment, the level of social welfare as well as the policy of profit-sharing all enable the Group to generate greater loyalty from its employees. Pernod Ricard encourages all its subsidiaries throughout the world to implement policies to motivate their staff and to encourage good performance.
Many employees receive a variable remuneration related to their personal performance and that of the company. In addition, the Group is developing a programme designed for its senior executives that links their remuneration directly to the performance of the company they run, as well as to the creation of shareholder value. In 2002, 400 senior executives received stock options. ●

The Pernod Ricard Training Centre: key figures

All over the world Group employees benefit from training programmes set up by their subsidiary.
For more than ten years Pernod Ricard has also had its own Training Centre, located in the Château de La Voisine in Clairefontaine.
In 2002, 30 training sessions and 3 induction seminars were attended by 350 staff (301 taking development courses and 49 attending induction seminars). 56% of those attending came from outside France, and 85% were European. ●



Holding company employees brought together in a new head office

In October the head office functions of Pernod Ricard, which were previously located at different sites, were brought together at the new Pernod Ricard Galilée head-office at 12 Place des Etats Unis, in the 16th arrondissement in Paris.

With a workforce of about 120, the holding company ensures that Group policy is applied consistently across its various operating management teams. This policy consists primarily of defining Group financial strategy, growth targets and marketing priorities in brand terms: key brands, local brands and growth areas.

At the level of Human Resources, the holding company team has been given the task of proposing broad guidelines for Group personnel policy, presenting them to the regulatory bodies (Group Committee, European Work Council), developing international management mobility and creating training opportunities for employees around the world. ●

Breakdown by function

/,000
6,000
5,000
4,000
3,000
2,000
1,000
0

Production | Distribution and -ogistics | Sales* | Head Office and Other

2000 | 2001 | 2002

In 2000, the sales function included sales and administration. In 2001 and 2002, it includes only sales.

Breakdown by category

14% | 32% | 28% | 26%

Workers | Employees | Tech. LS | Management

Breakdown by geographic area

8% | 8 % | 11% | 37% | 27% | 9%

South America | North America | Europe (exluding France) | France | Pacific | Asia



Accident frequency
(Number of accidents with leave / 1,000,000 hours worked)
35
30
25
20
15
1995
1996
1997
1998
1999
2000
2001
2002
Accident severity
(Number of days lost / 1,000 hours worked)
0,9
0,8
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0,0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Sustainable development for Pernod Ricard includes an environmental responsibility, a commitment for quality and an ethic regarding the social dimension of its products.



Environmental responsibility

Pernod Ricard is firmly committed to a proactive policy of environmental protection involving all its production sites, with particular emphasis on the conservation of water resources, reduction of waste products and atmospheric pollution, and recycling of containers.

Pernod Ricard has adopted a systematic approach to identifying any potential environmental impact from its activities, both in the short and long term. The Group is constantly testing new ways of minimising the effect of production processes on the environment. When favourable results are achieved at pilot sites, these will be extended to other locations.

With regards to recently acquired facilities, the Group follows identical policies: studies are carried out site by site in order to ensure that the high standards of the Group are respected. Alternatively, if the acquired facilities have more advanced practices in place, the Group looks to integrate these into the company as a whole.

Communication between Group subsidiaries is encouraged so that they are able to benefit from shared experiences.

Preservation of water resources

Whether used to irrigate crops or during the production process, water is an essential raw material in the production of wines and spirits, both in terms of quality and quantity.

Pernod Ricard takes particular care to preserve this resource through economical use and by limiting the levels of pollution in waste water so that the local environment is not affected.

Respect for Biodiversity

Production of the aperitif Suze traditionally requires the uprooting of wild gentian, which in the long term would damage the ecological richness of the regions where it grows. Several years ago Pernod Ricard launched a programme of agricultural research that has made it possible to cultivate this rare plant. From now on the gentian will be harvested according to sound agricultural principles that will guarantee regular supply of the right quality and quantity, while at the same time ensuring the survival of the plant in the wild. ●

In India and Australia for example, or locally at our production plants, water is a precious commodity; waste water from production processes is treated in such a way that it can then be used to irrigate our vines and orchards.

Reduction of waste products

Industry has an important role to play in reducing the volume of waste products, since it can take action at source. Efficient waste management makes both economic and ecological sense for companies. Several innovative programmes have been launched at the Group's production facilities in order to minimise the waste generated on site. In Ireland, Scotland and the United States, the grains used in the production of whiskies are, after fermentation, used for animal feed. In Ireland the wooden barrels are ultimately sold to manufacturers of garden equipment. In Mexico the agave residue resulting from the production of tequila is composted and is used as agricultural fertilisers.

Reduction of atmospheric pollution

The Group works towards the reduction of emissions into the atmosphere. In order to reduce the environmental impact of carbonic gas (greenhouse gases), Pernod Ricard is careful to achieve energy savings, in particular through sensible decision making and optimisation of production processes.

At Lawrenceburg in the United States, the carbonic gas produced by fermentation is collected and liquefied in order to be used in other industries. Furthermore, the majority of the Group's plants use natural gas, one of the least pollutant combustible fuels.

Cultivating wines with less water

Orlando Wyndham is taking part in a major environmental research programme conducted by the South Australian Research and Development Institute. The aim of the study is to develop new irrigation techniques in Orlando Wyndham's Langhorne Creek vineyards. Once in place at Orlando Wyndham, these techniques will make it possible to achieve water savings of about 50%, equivalent to 2.5 million cubic litres per year. ●



Recycling of containers

For a good many years, glass, a chemically inert material that is totally recyclable, has accounted for the great majority of Pernod Ricard bottling. Today, over 60 per cent of the coloured glass bottles used by the Group are made from recycled glass.

In order to minimise the environmental impact of the various kinds of cardboard packaging, several pilot experiments have been carried out in Australia, to use less cardboard and to increase recycling rates of paper and cardboard packaging.

Certification measures

A programme of certification of the Group's industrial installations is in progress. Many of our plants are already certified to the ISO 9000 quality standard and the ISO 14001 environmental standard. Our working practices are also regularly audited.

Quality

Pernod Ricard offers its customers wines and spirits of the highest quality and with a high standard of food safety, conforming to best practice, laws and regulations and meeting the expectations of consumers



Risk Manager

At holding company level, and in each subsidiary, Pernod Ricard has created the post of Risk Manager. Each Risk Manager reports directly to the Director of Production and is answerable to the General Management. His or her role is continually to monitor the installation and effectiveness of preventive measures. The risk managers from companies Group-wide meet regularly to share their experiences. ●

throughout the world. Our policies on Quality, Safety and the Environment, implemented worldwide, are proof of the Group's commitment and carry with them a set of rules and rigorous control systems.
The Group's QSE department, in regular consultation with the subsidiaries, checks the implementation of Pernod Ricard's QSE policies at the level of each industrial location. It also ensures the share of best practices. The creation of a QSE reporting system means that the subsidiaries must be accountable to the holding company in this area, just as they have always done with regard to their financial performance.

Interaction with local communities

One of the practical aspects of sustainable development is interaction with local communities.

At Nashik, in India, Pernod Ricard India runs a distillery and a bottling-plant. The nearest doctor is several miles away and medical treatment is a problem for the villagers and for our 200 employees. For over two years a doctor, paid by the company, has been able to provide free medical care to the patients who come to his surgery, built by Pernod Ricard India.

Following the devastating Gujarat earthquake in January 2001, Pernod Ricard India decided to rebuild the Primary Health Centre at Godhara, a hospital damaged in the disaster. The money committed to this project comes partly from a donation by the company and partly from staff contributions. The hospital will come into service during 2003. ●

For a business evolving in an increasingly competitive environment, the stakes are so high that all social aspects of alcohol consumption must be considered. Since its foundation in 1975, Pernod Ricard has been committed to the concept of ethical and social responsibility in its business activities. Being socially responsible means paying attention to the health of consumers, especially the young, with the aim of reducing risks connected with alcohol consumption. Being ethical implies promoting values that are clearly understood by our consumers, our customers and other companies in the industry. Pernod Ricard is investing in this concept through various initiatives in research, in the reduction of drink-driving, and in the prevention of alcohol abuse among young people.



Active in research

Pernod Ricard is active in the field of research and for several years has supported projects aimed at finding out more about alcohol dependency.

In France, the Group helped found the Institute for Scientific Research into Drinks (IREB), a private body sponsoring research into alcohol science that finances, co-finances and initiates projects in the fields of biomedicine, epidemiology and social sciences. These projects, under the direction of an independent Scientific Council, are regarded as authoritative by the scientific community and senior public health officials.

Reducing risk among young people

Pernod Ricard is dedicated to preventing under-age drinking amongst teenagers and to reducing excessive or inappropriate consumption of alcohol among young adults.

The Group is therefore associated with various non-governmental organisations whose principal aim is to reduce the dangers of alcohol among young people. In Ireland Pernod Ricard supports the "Responsible Serving of Alcohol" programme run by the Drinks Industry Group; in the United Kingdom the Portman Group's "Proof of Age" campaign, and in the United States the Century Council's "Fighting Under-age Drinking". It also participates in prevention programmes run by the Entreprise et Prévention in France, by Goda in Denmark and by the Fundación Alcohol y Sociedad in Spain. The Group also encourages the creation of such organisations in countries where they do not already exist.

As a founder-member in Europe of the Amsterdam Group, Pernod Ricard bans all advertising aimed at minors or that uses media principally targeted at minors. When marketing and selling its products, the Group has undertaken never to associate alcohol



consumption with social, sexual or physical success.
In addition, the Group subscribes to the "European recommendation concerning the consumption of alcohol among children and adolescents", which in particular advocates training for those who sell or serve drinks to young adults.

"The person who drives doesn't drink"

Pernod Ricard supports all public and private initiatives that aim to stop drink-driving, a known cause of danger and death on the roads.
In France, the Group helped to found the triennial Road Safety Charter, which was signed in 2002 jointly with the inter-ministerial delegation responsible for road safety, Sécurité routière. Through its association with the Pernod Ricard brands, the Charter has aimed to promote the concept of the 'designated driver' ("the person who drives doesn't drink") at parties and clubs attended by young people.

Respecting industry-wide ethics

In order to ensure that its commitments are adhered to throughout the world, Pernod Ricard has put appropriate internal audit structures in place across its general management and in each of its subsidiaries. These structures also monitor conformity with the law as well as with the industry's self-regulation standards, and any publicity or advertising message that infringes these rules is voluntarily altered or withdrawn.
In addition, internal codes of ethics enable each subsidiary to guarantee that all Group employees adhere to the internal commitments of the Group.
Furthermore, the Group takes care to ensure that the ethics of the industry are applied with the same rigour in developing countries as in developed countries in which it has a presence. ○

Stock market

In a very turbulent market environment, and following 2001 which was also an extremely difficult year, the Pernod Ricard share has benefited from good commercial and financial prospects, as well as from its inherently defensive qualities and from sector preference.

Turning Pernod Ricard into a pure wine and spirits player, 2002 marked the completion of the voluntary disposal of non-strategic assets. What's more, the Group consolidated the successful process of integrating the ex-Seagram brands into its own portfolio and restated its ambitious financial targets.

A defensive stock in a turbulent market

Throughout the first quarter the share price remained largely stable (€ 91.5 on 31.03) in a market (the CAC 40 index) which, after having corrected the rise of the last quarter of 2001, became steadier in the hope of a rapid recovery of the US economy.

During the second quarter the European markets fell following the downturn in the American markets, which were undermined by the mounting impact of financial scandals and downward revisions of growth and profits.

In this extremely difficult environment the defensive qualities of blue-chip stocks and especially of stocks in the food and agriculture sector came into their element. Although the Dow Jones dropped 13.5% and the CAC 40 lost 17%, the Pernod Ricard share gained 8.5% over the period (€ 99.2 on 28 June), having reached € 105.4 on 8 May (+21% since opening).

At the start of the third quarter, following an acute confidence crisis in the reliability of company accounts, the markets experienced unprecedented volatility. Large cap companies often experienced share price movements in excess of 20% in one session. This volatility, which until this point had been limited to technology stocks, spread in late July to the banking and insurance sector.

The wine and spirits sector, which had been over-performing for the past 18 months, was now considered expensive. In addition, the announcement by the world's leading drinks company that it was worried about the performance of its top brands, and the worsening situation in Latin-America... gave way to fears of a dip in profits.

Pernod Ricard, like the entire spirits sector, was under attack and dropped by 11.5%. The share hit its year's

Volumes and share prices over 18 months at the Paris Bourse (source: Euronext Paris S.A.)

MONTH	VOLUMES (000)	VOLUMES (000) (1)	CAPITAL (in ME)	AVERAGE PRICE	AVERAGE PRICE (1)	HIGH	HIGH (1)	LOW	LOW (1)	END OF MONTH SHARE PRICE	END OF MONTH SHARE PRICE (1)
September 01	4,029	5,036	317	78.72	62.98	87.40	69.92	67.50	54.00	80.25	64.20
October 01	3,630	4,538	287	79.12	63.30	84.00	67.20	72.10	57.68	77.75	62.20
November 01	3,994	4,993	311	77.90	62.32	83.60	66.88	71.30	57.04	82.50	66.00
December 01	3,056	3,820	255	83.54	66.83	88.90	71.12	80.00	64.00	87.00	69.60
January 02	5,869	7,336	499	85.04	68.03	86.10	68.88	84.60	67.68	85.50	68.40
February 02	7,826	9,783	683	87.32	69.86	90.25	72.20	83.00	66.40	90.00	72.00
March 02	4,011	5,014	362	90.35	72.28	93.50	74.80	87.05	69.64	91.50	73.20
April 02	7,945	9,931	755	95.05	76.04	103.90	83.12	85.90	68.72	102.50	82.00
May 02	7,437	9,296	752	101.15	80.92	105.40	84.32	96.15	76.92	96.15	76.92
June 02	7,921	9,901	764	96.39	77.11	99.70	79.76	93.50	74.80	99.20	79.36
July 02	6,566	8,208	590	89.89	71.91	99.20	79.36	81.30	65.04	87.80	70.24
August 02	4,004	5,005	357	89.20	71.36	91.80	73.44	86.40	69.12	89.15	71.32
September 02	3,164	3,955	287	90.79	72.63	94.25	75.40	85.20	68.16	91.00	72.80
October 02	6,794	8,493	690	101.55	81.24	106.90	85.52	89.25	71.40	102.30	81.84
November 02	5,266	6,583	515	97.76	78.21	105.40	84.32	90.00	72.00	90.45	72.36
December 02	3,777	4,721	345	91.28	73.02	93.30	74.64	87.80	70.24	92.30	73.84
January 03	3,961	4,951	361	91.19	72.95	95.45	76.36	86.60	69.28	90.40	72.32
February 03	7,001	8,751	591	84.42	67.54	91.40	73.12	79.88	63.90	89.81	71.85

(1) The data has been restated in order to take into account the capital increase which was the result of capitalising reserves and the issue of one new bonus share for every four shares held (taking effect from 14 February 2003).



Pernod Ricard closed 2002 at €92.3, showing an overall annual rise of 6.1%, whilst the CAC 40 had fallen by 33.7%

low on 24 July (€ 81.3) in a market that was down by 12.4%. In August the share recovered slightly when the Group confirmed its financial objectives for 2002 and reassured investors.

In September the defensive qualities of the sector, and of the Pernod Ricard share in particular, once again had their moment. At a time when the CAC 40 was collapsing (-17.5%) the Pernod Ricard share escaped the general mayhem and rose by 2% (€ 91 on 30.09).

A performance that was welcomed by the market

On 2 October the announcement of first half results confirmed solid organic growth and illustrated for the first time the significance of the contribution made by the ex-Seagram brands, proving that the acquisition was well founded. On the whole the analysts commended this performance, and improved their recommendations, sometimes to a significant degree.

The share stood out from its competitors by acquiring, at that point, a popularity which it retained until the end of the year.

On the day the results were announced there was significant trading in the Pernod Ricard share and the price rose by almost 11% to € 98.95. It reached a high of € 106.9 on 22 October, which was a rise of 23% since the beginning of the year.

In November two factors put downward pressure on the share price. Firstly there was the sharp recovery of markets, especially of cyclical stocks that had previously been under attack. As usual, the prospect of a quick and easy profit encouraged arbitrage and the blue chips were abandoned.

Additionally, Pernod Ricard announced to the market that third quarter sales were below expectations, a consequence of poor weather conditions during the summer, and weak activities in Spain.

The temptation to make a profit was strong. The share dropped almost 7% to recover to € 97.5 at close of business on 14 November, and then slid back to € 90 at the end of the month. Nonetheless, at this level many people considered that it would be a shrewd move to take advantage of the recent correction and to buy into Pernod Ricard.

In December, the drinks sector once again began to play its defensive role, and the Pernod Ricard share rose 2%, whilst the CAC 40 saw a downward adjustment of 7.9%.

Pernod Ricard closed 2002 at € 92.3, showing an overall annual rise of 6.1%, whilst the CAC 40 had fallen by 33.7%. ○


Pernod Ricard vs. Wine & Spirits (end of month share price)
(100 au 12/31/2001)
140
120
100
80
60
40
12.01
01.02
02.02
03.02
04.02
05.02
06.02
07.02
08.02
09.02
10.02
11.02
12.02
01.03
02.03
Pernod Ricard
Allied
Diageo
Brown Forman



Pernod Ricard

FINANCIAL REPORT 2002
ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING MAY 7, 2003
FOR THE 2002 FISCAL YEAR

Pernod Ricard

Limited company with capital of € 218 500 651,10

Head office: 12, place des Etats-Unis 75116 Paris / Tel.: 33 (0) 1 41 00 41 00 - Fax: 33 (0) 1 41 00 41 41

R.C.S. Paris B 582 041 943

GROUP MANAGEMENT REPORT


Pernod Ricard

Key figures and significant events

(€ million)	2002	2001	2000	1999	1998
Net sales excluding duties and taxes	4,835.7	4,555.2	4,382.0	3,590.3	3,137.7
Wine and Spirits business net sales excluding duties and taxes	3,407.9	1,918.0	1,759.6	1,568.7	1,441.2
Operating profit	750.3	450.5	421.1	372.3	349.4
Net profit	412.8	358.2	195.0	213.2	202.2
Earnings per share (*)	6.82	6.28	3.46	3.78	3.58
Earnings per share before exceptional items, convertible bond costs and goodwill amortisation (**)	7.47	5.23	4.55	4.08	3.74

(*) Details of the calculation are provided in Note 5 to the consolidated financial statements.
(**) Net income adjusted for exceptional items, the amortisation of goodwill and the interest expense of OCEANE, net of tax and calculated on a basis fully-diluted for the OCEANE issue.

In a turbulent economic climate, the Group achieved better than forecast results for 2002, with all Group 2002 financial year objectives having been achieved or surpassed.

Success of the SEAGRAM integration

Within a few months, the Group successfully integrated about 3,500 employees and a portfolio of global premium brands. The PERNOD RICARD network is now truly global.

End of the cooperation with DIAGEO

In accordance with their undertakings, PERNOD RICARD and Diageo sold their principal jointly-owned assets which included the Oddbins chain of off-licence stores, Seagram's Mixers, Four Roses bourbon and Sandeman port and sherry brands. PERNOD RICARD also acquired the Passport Scotch whisky, which was initially due to be sold.
After having signed an agreement in early August 2002 with Vivendi Universal regarding price adjustments following the acquisition of the Seagram assets, PERNOD RICARD and Diageo ended their cooperation on December 21, 2002. This agreement acknowledged, among other things, that all legal obligations concerning the Seagram acquisition had been fulfilled.

Doubling of the Wine and Spirits business operating profit

The Wine and Spirits business operating profit amounted to € 710 million in 2002, an increase of 106%.

Quicker-than-expected reduction in net debt

PERNOD RICARD's net debt declined by € 1,400 million from € 3,694 million on December 31, 2001 to € 2,294 million on December 31, 2002. This reduction in net debt was mainly the result of:

- the completion of the disposal programme of PERNOD RICARD's non-core activities or "venture assets" sold in collaboration with Diageo,
- the issue, for € 489 million, of OCEANE convertible bonds (bonds with an option to convert and/or exchange for new or existing shares),
- operating cash-flow generated by the Wine and Spirits business,
- favourable exchange rate movements.

Re-focusing on our core business

Thus, in 2002, PERNOD RICARD completed its withdrawal from non-core activities by disposing in particular of SIAS MPA (fruit preparations), BWG (wholesale distribution), confectionery businesses, Agros fruit and vegetable operations in Poland and, at the end of the year, of CSR's cider operations.

Analysis of the consolidated income statement

Net sales in 2002 amounted to € 4.836 billion, up 6.2% compared to 2001. This increase covers significant perimeter effects relating both to the integration of the Seagram brands and to the disposal of non-core businesses pursuant to the refocusing begun in 2001 with the disposal of Orangina, Pampryl and Yoo Hoo operations. Wine and Spirits business sales represented more than 70% of Group sales in 2002 compared to 42% in 2001. Excluding perimeter and currency effects, organic sales growth rose by 2.7%.

Operating profit in 2002 was € 750 million, an increase of 66.5% compared to the previous year. As with net sales, changes in perimeter, the details of which are provided in Note 2 of the Notes to the Consolidated Financial Statements, had a significant impact on operating profit. The relative importance of Wine and Spirits grew significantly, from 76% of operating profit in 2001 to more than 94% in 2002.

Net interest expense totalled € 153 million compared to € 39.5 million in 2001. It consisted of € 153 million in interest expense on the Seagram financing, € 16 million of income from equity investments and currency translation losses and miscellaneous interest expense of € 16 million. In 2002, the cost of the debt, banking margins included, was 4.4%.

Net exceptional income amounted to €10 million compared to € 220 million in 2001. It consisted of exceptional expenses of € 14 million for the Seagram acquisition, exceptional income of € 50 million from the disposal of non-core activities (including a capital gain on the disposal of Société Générale shares of € 88 million) and various exceptional expenses of € 26 million, including € 5 million for the depreciation of the Viuda de Romero tequila brand and € 6 million of Wyborowa distribution contract termination costs.

Income tax rate for 2002 was 25.1% compared to 27.0% in 2001. Taxation of exceptional income amounted to € 7 million, which increased the tax rate on net profit before goodwill amortisation to 25.9% (before restatement of minority interests and of equity accounted companies).

Net profit thus amounted to € 413 million, an increase of 15.3% compared to the previous year. Excluding "non-recurring" items, net profit was € 410 million.

Wine and Spirits business results

In 2002, the Wine and Spirits business expanded strongly thanks in particular to the major perimeter effect of the integration of the Seagram brands (for which pro forma statements are presented in Note 2 of the Notes to the Consolidated Financial Statements) but also to its ongoing organic growth.

(€ million)	2002	2001	Change	Of which perimetre effect	Of which organic growth	Of which currency impact
Net sales excluding duties and taxes	**3,408**	**1,918**	**1,490**	**1,453**	**86**	**(49)**
% change relative to 2001			77.7%	75.7%	4.5%	(2.5%)
Operating profit	**710**	**344**	**366**	**345**	**26**	**(5)**
% change relative to 2001			106.2%	100.2%	7.5%	(1.5%)

Wine and Spirits business sales amounted to € 3.408 billion, an increase of 77.7% compared with 2001. This increase mainly resulted from the integration of the Seagram brands but also from the perimeter of Wyborowa S.A. and Jan Becher. Organic sales also grew by 4.5% compared with the previous year. Currency variations had a negative impact of 2.5%.

Operating profit was € 710 million, up 106.2% compared to the previous year. Excluding the perimeter effect and at constant exchange rates, operating profit increased by 7.5%.

Evolution of key historic brands

In 2002, the Group's key historic brands performed well with sales up 3.5% over the previous year, reflecting the dynamic expansion of growth brands which offset the decline of anise drinks following their strong sales growth of 5% in 2001.

	2002/2001 (12 months)	Volumes 2002 (millions of 9L cases)
Amaro Ramazzotti	+14.3%	1.1
Jacob's Creek	+11.6%	5.9
Havana Club	+11.6%	1.7
Jameson	+6.6%	1.5
Clan Campbell	-0.9%	1.6
Pastis 51	-2.6%	2.0
Ricard	-2.9%	6.5
Wild Turkey	-5.4%	0.7
Total	**+3.5%**	**21**

Evolution of key Seagram brands

2002 was a year of integration for the main Seagram brands (Chivas Regal, Martell, Seagram's Gin and The Glenlivet), with a rationalisation of the market and destocking of the distribution networks. Generally, a recovery could be witnessed in the second half of the year for the 4 key Seagram brands. The Group estimates that this destocking represented about 750,000 L (83,000 9L cases) for Chivas Regal, and 350,000 L (39,000 9L cases) for Martell.

For Chivas Regal and Martell, PERNOD RICARD proceeded with a gradual rationalisation of the market, in particular through price harmonisation. The difficult situation in South America, both from an economic and a political point of view (in Venezuela especially) also had damaging effects on Chivas Regal' sales. The Group estimated the loss of volume at 600,000 L (67,000 9L cases).

Finally, the volumes of Seagram's Gin stabilised in 2002, while The Glenlivet increased its volumes in 2002 compared to 2001 levels.

	1st half 2002 / 1st half 2001	2002 /2001 (12 months)	Volumes 2002 (millions of 9L cases)
Seagram's Gin	-7.5%	-0.4%	3.2
Chivas Regal	-18.4%	-9.1%	2.8
Martell	-22.1%	-10.5%	1.0
The Glenlivet	-1.8%	+2.3%	0.4
Total	**-13.2%**	**-5.2%**	**7.4**

Seagram integration:

2002 results confirm expected synergies

The forecast doubling of Wine and Spirits operating profit in 2002 was based on the expectation of considerable synergies from the integration of Seagram teams and brands.

The acquisition of prestigious international brands in Europe (including France) enhanced an already-rich portfolio of brands by relying on an efficient international distribution network. PERNOD RICARD now has a critical mass everywhere, thanks to the strengthening of its organisation, especially its sales force, through the integration of the Seagram teams and the acquisition of strong local brands such as Montilla rum in Brazil or Royal Stag whisky in India.

The success of this rapid integration and the resultant synergies enabled PERNOD RICARD to achieve Wine and Spirits results exceeding its set objectives.

In 2002, the operating margin (operating profit/sales) was 20.8%, compared to 17.9% in 2001. This sharp improvement in profitability was accompanied by continuing heavy marketing investment, which represented 21.4% of sales in 2002, compared to 20.7% in 2001.

This improvement is therefore the consequence of the relative drop in distribution costs to 3.9% of sales in 2002 compared to 4.3% in 2001, and of overhead costs (selling, general and administrative and other income and costs) which declined from 23.1% of sales in 2001 to 19.0% in 2002.

Geographic Rebalancing

Analysis of net sales by geographic area (€ million)

4,000
3,000
2,000
1,000
0
13%
13%
46%
28%
Rest of the world
19%
Americas
25%
Europe
39%
France
17%
2001
2002

Analysis of operating profit by geographic area (€ million)


800
600
400
200
0
7%
9%
53%
31%
Rest of the world
19%
Americas
25%
Europe
39%
France
17%
2001
2002

Operating margin

This rebalancing can also be seen at the operating margin level through a very strong improvement in profitability in the Americas and in the rest of the world (mainly Asia). The Group can now rely on homogenous operating margins in each geographic zone.


25
20
15
10
5
0
19.4%
20.3%
20.8%
20.8%
12.9%
21.1%
9.9%
21.0%
2001
2002
France
Europe
Americas
Rest of the world

Non-core activities

Most of PERNOD RICARD's non-core activities at the beginning of 2002 were disposed of during the year. The detailed list of these disposals and their dates can be seen in Note 2 of the Notes to the Consolidated Financial Statements.
As at December 31, 2002, the principal Group companies whose business is not part of the Wine and Spirits segment are: Foulon-Sopagly, a producer of bulk grape juice and C.F.P.O., for which PERNOD RICARD has a sale option for the distribution activities of the Orangina brand in the United Kingdom, South America, Africa, Asia and certain Eastern European countries.

Non-core business net sales were €1.428 billion in 2002, a drop of 45.9% compared to 2001. These mainly represent the activities of SIAS and of BWG operations prior to their disposals. Organic sales growth amounted to 1.4%.

Operating profit was € 40 million, a drop of 61.9% compared to the previous year. Excluding the perimetre and currency effects, the decline was 6.0%.

Risk management

Market risks

The monitoring and the management of exchange, interest rate and liquidity risks is carried out by a Treasury Department attached to the Finance Department. This Department, centralising all of the Group's financial exposure, includes 7 executives.
A monthly report is sent to general management based on centralised data.

Liquidity, interest rate and exchange rate risks
All of these points are covered in Notes 1.13, 12 and 14 of the Notes to the Consolidated Financial Statements.

Equity risk
Through its subsidiary Santa Lina, the Group owned 2,950,800 shares in Société Générale with a net book value of €17.41 per share at December 31, 2002. The market value of these shares was €55.50 (closing price) on December 31, 2002.

Legal risks

Legal claims involving brands owned by PERNOD RICARD
Apart from legal issues related to the general running of its business, which are not material, the following legal claims are in process as in 2001.

HAVANA CLUB
The "HAVANA CLUB" global trademark, which is jointly owned with a publicly-owned Cuban corporation, is facing legal claims from a competitor in the United States and Spain.
In the United States, the counterfeit action brought by the Group was frozen during the trial in 1998 by an amendment to the law.
Following a referral by the European Union, the World Trade Organisation ruled this law to be discriminatory and therefore contrary to WTO agreements on industrial property; the United States has requested a delay, extended until June 30, 2003, in order to make the legislation comply with the WTO decision.
The same competitor is simultaneously trying to persuade the US industrial property authorities to cancel this trademark, without success so far.
In Spain, a case launched in 1999 that is still outstanding relates to the ownership of this trademark and remains with no settlement as of today.

BECHEROVKA

This brand has been subject to counterfeiting in the Czech and Slovak Republics and in Russia. A large number of cases before the civil and criminal courts in these two countries are currently pending seeking to confirm the Group's ownership rights of the "BECHEROVKA" brand and penalise the counterfeits involved.

Insurance

Under a global insurance programme it has set up, the Group has adequate insurance cover to guarantee (a) all liability from damage to goods and for loss-of-profits of up to € 300 million per claim for the 8 most important industrial sites and of €100 million per claim for the other sites (b) all transport of merchandise for Group companies and (c) the financial consequences of the third party liability of Group companies and their Directors.

In 2002, the Group paid special attention to adapting this insurance cover to the recently-acquired companies and assets, carefully identifying new risks (following the completion of 20 audits by independent consultants) and developing safety training, prevention and protection.

In specific areas, especially insurance for vehicle fleets, Group companies use locally written policies.

Regulatory matters

PERNOD RICARD's production and marketing of alcoholic drinks is subject to specific legislation and regulations for these products which vary from country to country.

Fully aware of its social responsibilities concerning alcohol, the Group has always been at the forefront of moves in this direction. A founding member of Entreprise & Prévention in France and of the Amsterdam Group at the European level, an active member of the Portman Group in the UK and Century Council in the US, PERNOD RICARD has undertaken to develop and finance concrete action on the ground to combat alcohol abuse and to promote a responsible policy in terms of marketing.

Furthermore, in France, the Group helped to set up the Institut de Recherches et d'Etudes sur les Boissons (IREB), which finances independent research in the bio-medical sector and the human sciences to better understand the causes of alcoholism. The IREB's scientific expertise in these matters is widely acknowledged.

Finally, the GROUP and its French subsidiaries have signed a partnership charter with the French Road Safety Authority on the subject "The person who drives doesn't drink", thus encouraging, in particular, driving while sober and the prevention of road accidents within the company.

Other

The Group is not technically or commercially significantly dependent on other companies nor is it subject to any specific confidentiality constraints. It has the necessary resources to carry out its business activities.

Research and development

The Group continued its R & D efforts in 2002, in its research centre located in Créteil, France and in laboratories and various subsidiary projects. It allocated approximately 0,3% of its consolidated annual sales to R & D. The funds and the numbers of employees allocated to research and development have decreased compared with previous years, mainly as a result of the disposal of SIAS and the fruit juice activities. The total number of R & D employees was approximately 90 at the end of the year.

Significant post balance sheet events

- At its meeting on January 28, 2003, the Board of Directors recorded the increase in share capital from € 174,798,646 to € 174,800,521.50, pursuant to the exercise of 605 stock-options during 2002 for € 1,875.50.

- Using the powers granted to it by the second resolution of the Combined Shareholders' Meeting of May 3, 2001 (a resolution within the competence of the Extraordinary Shareholders' Meeting), the Board of Directors decided to increase the share capital at its meeting on January 28, 2003, by € 43,700,129.60, from € 174,800,521.50 to € 218,500,651.10 through the capitalisation of € 43,700,129.60 transferred from the "special reserve for long-term capital gains" account, and to create 14,096,816 new shares to be allocated as bonus shares to the shareholders on the basis of one new share for four existing shares.

  These new shares were created and allocated to the shareholders on February 14, 2003, with dividend rights from January 1, 2002. They were entitled to the interim dividend for 2002 of € 0.90 per share, decided by the Board of Directors on December 17, 2002, which was allocated to the holders of these shares on January 14, 2003. This interim dividend was paid as from March 5, 2003. The fractional shares were not listed but paid for in cash. The attribution ratios of the Oceane (convertible bonds) and of stock-options have been adjusted. The by-laws has been updated to take account of the new share capital.

- Given the very low level of share volumes traded in Frankfurt (Germany), the decision was taken to ask the German stockmarket authorities to delist the shares from the Frankfurt Stock Exchange. This delisting took place on March 14, 2003.

- On February 3, 2003, the members of the single delegation of PERNOD RICARD's personnel were elected. The delegates appointed two of their members to represent them at the meetings of the Board of Directors. This representation took effect at the Board of Directors' meeting of March 18, 2003.

Human resources

Workforce size

As at 31.12.2002, the Group employed a workforce of 12,526, of which 9,137 outside France. These numbers take into account the integration of Seagram employees and impact of various disposals.

The breakdown of these employees is the following:

	Unlimited-term employment contracts	Limited-term employment contracts	Total
France	**3,301**	**88**	**3,389**
Male	2,298	38	2,336
Female	1,003	50	1,053
Rest of the word	**8,419**	**718**	**9,137**
Male	5,729	456	6,185
Female	2,690	262	2,952
Total	**11,720**	**806**	**12,526**
Male	8,027	494	8,521
Female	3,693	312	4,005

The average age at the Group level is 40 years and 2 months old.

Recruitments/Redundancies

Recruitments, taking into account the integration of Seagram:

	France	Rest of the world	Total
Unlimited-term employment contracts	230	2,443	2,673
Limited-term employment contracts	402	892	1,294
Total	**632**	**3,335**	**3,967**

Redundancies:

	France	Rest of the world	Total
For economic reasons	72	319	391
For other reasons	69	246	315
Total	**141**	**565**	**706**

Information concerning plans for reductions in the workforce and for the safeguarding of employment/Efforts to find alternative employment/Reemployment/Assistance measures

In October 2002, Martell & Co announced a restructuring plan affecting the number of company jobs.

The purpose of this plan was to boost the brand on the markets and reduce production costs. It envisaged removing the alcohol stocks from the town of Cognac for safety reasons and to combine the bottling operations of Renault Bisquit and Martell on a single site.

During the first phase (Book IV), Martell consulted the Works Council about the restructuring plan which envisaged the elimination of 149 jobs and the creation of 44 jobs for a total of 414 employees. Martell has undertaken that, of the 44 jobs, 24 will be exclusively offered in priority to Martell employees. The other 20 jobs will be offered in priority to Martell employees to the extent that they can acquire the skills required.

As is usual for PERNOD RICARD in cases of restructuring or disposal of companies, the Group made sure, during the Book III consultation (Plan for the Safeguard of Employment), the social impact was limited and implemented measures such as early retirement financed by the company, initiatives to assist in the creation or the acquisition of a company and proposals for reemployment within the Group.

This procedure has been approved by the Departmental Employment Directorate. The Works Council initiated proceedings under the summary procedure to cancel this plan, but the Court dismissed them on March 19, 2003. The Works Council has since appealed this decision.

Organisation of working hours

All the French subsidiaries of the Group continued to benefit from agreements for the reduction in working hours. This new work organisation pushed the management of the French companies to review their way of working, to work differently and thereby avoid overtime working.

The employees have thereby benefited from an improvement in the quality of their professional and personal lives, reflected in a more balanced lifestyle.

In 2002, the Group employed 319 part time workers, in particular in France and Europe (representing 295 full-time equivalents). The average age of the part time workers was 43.57 years in 2002.

Sub-contracting/External labour

The Group only uses sub-contracting and external labour in a marginal manner.

Absenteeism and reasons

At the worldwide level, absenteeism and its reasons were the following for 2002:

Number of days by related causes	France	Rest of the world	Total
Illness	27,441	35,824	63,265
Maternity	3,131	11,164	14,295
Workplace accidents	3,454	5,498	8,952
Transport accidents	401	166	567
Other	1,927	7,748	9,675
Total in days of absent	36,354	60,400	96,754
Absenteeism rate [1]	**5.274**	**3.238**	**3.256**

(1) Absenteeism rate: Number of working days absent/(number of working days x real annual average) x 100

Remuneration and its evolution

PERNOD RICARD has always tried to implement a global, competitive and motivating remuneration policy. PERNOD RICARD stresses variable remuneration depending on personal and/or company performance and enables its employees to share the results of growth (through bonus, incentive and profit-sharing schemes and stock-option plans).
This remuneration policy aims both at attracting skills and talent and at being in line with Group objectives.

Social security contributions

PERNOD RICARD has always paid social security contributions in compliance with legal obligations. However, it has made a special effort for pensions in France and social cover at a global level in order to offer its employees attractive schemes.

Gender equality

The Group is increasing the number of female employees in qualified jobs, in particular in sales and management functions. In 2002, the Group had 32% of women in its workforce, of which 8.6% in management positions.

Professional relations and analysis of collective bargaining agreements

As part of the company disposals completed in 2002, the Group signed social guarantee agreements to provide protection to its employees vis-à-vis their new owners.

Hygiene and safety

Safety at work and prevention of professional illnesses are priorities for all the Group companies.
In order to train employees and make them aware of safety at work and of compliance with legal and regulatory obligations, the Group subsidiaries have made sure that all their employees are provided with training about these obligations as well as about the conditions of use of the equipment and services related to their job, and the consumption of our products.
Training sessions have also been organised by the PERNOD RICARD Training Centre. In 2002, the Group provided 2 sessions on the subject "Quality/Safety/Environment" aimed at executives and serving as the basis for safety management.

The number of workplace accidents fell compared with 2001:

Workplace accidents	France	Rest of the world	Total
Number			
2001	188	510	698
2002	136	280	416
Frequency rate (1)			
2001	33.42	21.38	27.4
2002	24.94	10.44	17.69
Seriousness level (2)			
2001	1.15	0.25	0.45
2002	0.63	0.13	0.38

(1) Frequency rate: Number of accidents with leave divided by the number of hours worked x 1,000,000
(2) Level of seriousness: Number of working days of leave for accidents divided by the number of hours worked x 1,000

Training

Being aware of the importance of the training and the development of skills of its employees, PERNOD RICARD enables its employees to benefit from training programmes provided by their subsidiary or by the PERNOD RICARD Training Centre ("CFPR").

Training provided by all of the Group subsidiaries amounted to:

	France	Rest of the world	Total
Training expenditures (€ thousands)	2,884	3,406	6,290
Number of beneficiaries	1,792	4,272	6,064
Expenditure per beneficiary (€ thousands)	1.6	0.8	1.0
% of payroll	2.36	1.02	1.53

In 2002, 30 training sessions and 3 induction seminars were organised by the CFPR involving 350 Group trainees, of whom more than half came from abroad. 2002 was the most active year since its creation.

Employment and professional insertion of the handicapped

In 2002, PERNOD RICARD employed 97 handicapped people, or 0.77% of the total group workforce.

Charitable contributions

PERNOD RICARD contributed € 2,647,172 towards charitable causes in 2002.

Regional impact of operations as regards employment

Drinks' production operations are carried out locally (Cognac in the Cognac region, Scotch Whisky in Scotland, etc), so our products are regional products with local roots. The direct result of this is to generate local activity and employment. There is, therefore, no sub-contracting to foreign countries.

Furthermore, by belonging to the agribusiness sector, the Group has established close ties with the agricultural world (grapes, aniseed, alcohol, raisin, aniseed, alcohol, cereals, beet and gentian producers, etc).

Relations with insertion associations and teaching establishments

To attract new talent, the Group is present in schools, universities, shows and forums in France and abroad. It sponsors promotions, participates in examination juries, subsidises events and accepts full time trainees, apprentices and sandwich course trainees.

PERNOD RICARD has been able to create a real partnership with numerous teaching establishments. In particular, PERNOD RICARD created a Chair in Competition Policy in 2002 at the University of Toulouse 1, which the Group supports financially and the inauguration of which took place in February 2003.

The Group has also established certain agreements with insertion associations.

Environment

The data presented below concerns the main French industrial sites of the Wine and Spirits business excluding logistics and transport operations which are sub-contracted. The cider and fruit preparation businesses, disposed of in 2002, have not been taken into account.

Policy in this respect follows PERNOD RICARD's Security and Environment Charter, which is implemented by the subsidiaries under the control of the Quality, Security and Environment team attached to the holding company.

Consumption, waste and effluents

Consumption*		Per 1,000 litres of finished products
Water consumption	319,223 m^3	2,740 litres of water
Electricity consumption	16,316,050 kWh	140 kWh of electricity
Natural gas consumption for combustion	19,852,028 kWh	170 kWh of natural gas
Domestic fuel consumption for combustion	1,701,738 kWh	15 kWh of fuel

* for PERNOD RICARD's 9 French sites representing production of 116.4 million litres

Waste and effluents*		Per 1,000 litres of finished products
CO2** emissions related to combustion	4,498 tonnes	39 kg CO2
CO2** emissions related to fermentation	2.4 tonnes	0.02 kg CO2
Waste water to treatment plant	110,427 m^3	949 litres of waste water
Clean water discharged into the natural environment	151,905 m^3	1,305 litres of clean water
Organic waste treated externally	12,665 tonnes	109 kg of waste treated
including distillation vinasse	12,207 tonnes	of which 105 kg of vinasse
Organic waste reused	1,411 tonnes	12 kg of waste reused,
including grape marc	1,065 tonnes	of which 9 kg of grape marc
Solid waste recycled (essentially packaging)	3,047 tonnes	26 kg of packaging recycled
Special Industrial Waste ("DIS") treated externally (in accordance with regulations)	112 tonnes	1 kg of DIS treated

* for PERNOD RICARD's 9 French sites representing production of 116.4 million litres.
** calculations made in accordance with the MATE circular of 04/15/2002.

The most significant consumption of water and of energy is related to the distillation necessary to produce cognac or anethole. Used in the cooling systems, this water is hardly polluted and as it does not require treatment, it is discharged into the natural environment.

The other liquid effluents are piped to the local treatment plants or to an external centre for treatment.

The energy needs, in addition to the electricity consumption, are mostly covered by the natural gas combustion which limits greenhouse gas emissions, in particular carbon dioxide.

The other carbon dioxide emissions related to the fermentation processes are hardly significant (0.05%).

The Group's industrial operations do not produce discharges in the water and the ground of substances generating acidification or eutrophication or toxic material.

Similarly, they do not generate air emissions of toxic metals, of radioactive, carcinogenic or mutagenic material or substances harmful for reproduction.

Noise or olfactory pollution is not significant.

Apart from the distillation effluents treated externally, the remaining significant waste is recycled or reused.

Environmental assessment or certification procedures undertaken

Out of a total of nine sites in France, three are ISO 14001 certified and two are in the process of certification on the same basis. For the other sites, an environmental impact study has been conducted and a system of environmental management is being set up.

Measures taken to ensure the regulatory compliance of the operations

Monitoring is carried out in the company and by external consultants in order to ensure regulatory compliance. In particular, the operating licences are updated periodically to take into account technical and regulatory changes.

Expenditure incurred

For 2002, € 3.3 million were spent to reduce risks and prevent the harmful impact of operations on the environment.

Internal environmental management training and organisation in the event of accidents

For certified sites, the documentary system defines the responsibilities for the management and control of environmental risks, including in the event of operating accidents.

Similarly, a training plan has been set up, aimed at all levels of responsibility.

A similar process exists or is underway for the other non-certified sites.

The "Quality/Safety/Environment and Risk Management" structure of the Group encourages and assists the subsidiaries in France and abroad in their endeavour to comply with regulations and to promote the protection of the environment (6 persons). Within this structure, a Risk Manager identifies the potential risks caused by the production operations and sets up the technical means and human resources necessary to allow the damage which could affect the customers, the personnel, the environment and the company itself, to be minimised or eliminated.

Every year, the Group organises "Quality/Safety/Environment and Risk Management" seminars, to train subsidiary personnel and to develop the sharing of experiences.

Provisions and guarantees for environmental risks

Despite the absence of pending litigation, provisions of € 4.5 million have been established to ensure the regulatory compliance of industrial sites.

As regards prevention, the Group has taken out insurance cover for the environmental risks related to its operations.

Indemnities and compensation for damage caused

Not applicable during 2002.

Subsidiaries abroad

The Group's "Quality/Safety/Environment" policy applies in the same way to the operations of subsidiaries abroad.

Future prospects

The very good results in 2002 confirm the potential of the new portfolio which provides a very solid base for future growth. The successful start of 2003 confirms this opinion.

Additional information

- As at January 1, 2002, PERNOD RICARD S.A. held none of its own shares pursuant to the previously authorised own-share repurchase programme. During 2002, 61,000 shares were acquired at an average price of €87 and sold at an average price of € 91.58.

- As at March 18, 2003, PERNOD RICARD S.A. no longer held any of its own shares previously acquired pursuant to the own-share repurchase programmes authorised other than those earmarked for reserves for the various stock-options programmes.

- It is recalled that PERNOD RICARD S.A. issued 4,567,757 convertible bonds (OCEANE) for € 488,749,999, bearing interest at 2.5% per annum and with interest rights from February 13, 2002. No request for conversion has been filed during the year.

- At the Combined General Meeting of May 31, 2002, PERNOD RICARD S.A. submitted for the approval of the shareholders the harmonisation of the by-laws with the new legal provisions, in accordance with the New Economic Regulations Law of May 15, 2001. At a meeting on the same day, the Board of Directors decided not to separate the functions of Chairman of the Board of Directors and Chief Executive Officer.
  Messrs. Richard Burrows and Pierre Pringuet have been confirmed in their functions with the title of Director General.

- During 2002, 605 stock-options were exercised under the stock-option plan of December 18, 2001. 605 new shares were thus created. This capital increase was acknowledged by the Board of Directors at its meeting on January 28, 2003. No other stock-option was exercised during the year.
  Details, plan by plan, of stock-options exercised during 2002 can be found in the "Corporate Governance" Chapter.

- We inform you that the Société Paul Ricard and Société SIFA each hold 10% or more of the voting rights in PERNOD RICARD. In the Chapter "General Information on the Company and its share capital", a table of changes in shareholdings and a statement of the declarations of increases beyond or decreases below the legal thresholds or those in the company's by-laws that occurred during the year can be found. The personnel of PERNOD RICARD and of its subsidiaries hold 2.2% of the share capital and 2.8% of the voting rights.

- The total amount of gross remuneration and benefits paid to each board member during the year is presented in the "Corporate Governance" Chapter.

CONSOLIDATED FINANCIAL STATEMENTS


Pernod Ricard

Consolidated Income Statement

(€ million)	12.31.02	12.31.01	12.31.00	2002/2001
Net sales excluding duties and taxes*	**4,835.7**	**4,555.2**	**4,382.0**	**6.2%**
Cost of goods sold	(2,374.5)	(2,721.6)	(2,630.4)	-12.8%
Gross margin	**2,461.2**	**1,833.6**	**1,751.6**	**34.2%**
Marketing expenses and distribution costs	(962.5)	(735.5)	(698.7)	30.9%
Contribution after marketing expenses	**1,498.7**	**1,098.1**	**1,052.9**	**36.5%**
Trading costs and overheads	(748.4)	(647.6)	(631.8)	15.6%
Operating profit	**750.3**	**450.5**	**421.1**	**66.5%**
Net interest expenses	(153.3)	(39.5)	(52.2)	288.0%
Pretax profit before exceptional items	**597.0**	**411.0**	**368.9**	**45.2%**
Exceptional items	9.6	220.0	(53.4)	-95.6%
Income taxes	(156.9)	(235.7)	(97.2)	-33.4%
Interest in earnings of equity companies	1.0	0.7	2.1	NS
Net profit before amortisation of goodwill	**450.7**	**396.0**	**220.4**	**13.8%**
Amortisation of goodwill	(30.0)	(31.4)	(20.4)	-4.5%
Net profit before minority interests	**420.7**	**364.6**	**200.0**	**15.4%**
Minority interests	7.9	6.4	5.0	21.8%
Net profit	**412.8**	**358.2**	**195.0**	**15.3%**

Number of shares	56,387,265	56,386,660	56,386,660	-
Number of shares on a fully-diluted basis	62,409,872	57,052,318	56,386,660	-
Net interest expenses for OCEANE (coupon & risk premium)	(12.7)	-	-	-

(in euros)	12.31.02	12.31.01	12.31.00	2002/2001
Earnings per share				
Pretax profit before exceptional items	10.59	7.29	6.54	45.2%
Net profit	7.32	6.35	3.46	15.5%

(in euros)	12.31.02	12.31.01	12.31.00	2002/2001
Fully-diluted earnings per share				
Pretax profit before exceptional items	9.77	7.20	6.54	35.6%
Net profit	6.82	6.28	3.46	8.6%

Breakdown of operating profit by business segment

Wine and Spirits business

(€ million)	2002	2001	2000	Change 2002/2001	Organic growth*
Quantities sold (in millions of litres)	631	404	388	-	-
Net sales excluding duties and taxes	3,407.9	1,918.0	1,759.6	77.7%	4.5%
Gross margin	2,220.9	1,267.5	1,149.8	75.2%	-
Contribution after marketing expenses	1,357.6	786.7	712.0	72.6%	-
Operating profit	**709.8**	**344.2**	**301.9**	**106.2%**	**7.5%**

Other business activities

(€ million)	2002	2001	2000	Change 2002/2001	Organic growth
Net sales excluding duties and taxes	1,427.8	2,637.2	2,622.4	-45.9%	1.4%
Gross margin	240.3	566.1	601.8	-57.6%	-
Contribution after marketing expenses	141.1	311.4	340.9	-54.7%	-
Operating profit	**40.5**	**106.3**	**119.2**	**-61.9%**	**- 6.0%**

Total

(€ million)	2002	2001	2000	Change 2002/2001	Organic growth
Net sales excluding duties and taxes	4,835.7	4,555.2	4,382.0	6.2%	2.7%
Gross margin	2,461.2	1,833.6	1,751.6	34.2%	-
Contribution after marketing expenses	1,498.7	1,098.1	1,052.9	36.5%	-
Operating profit	**750.3**	**450.5**	**421.1**	**66.5%**	**4.3%**

* Organic growth corresponds to the annual change excluding currency and perimetre effects.

Breakdown of Wine and Spirits activity by geographic area

France

(€ million)	2002	2001	2000	Change 2002/2001	Organic growth
Quantities sold (million of litres)	103	103	100	-	-
Net sales excluding duties and taxes	592.4	545.7	509.8	8.6%	0.8%
Gross margin	454.8	419.7	391.5	8.4%	-
Contribution after marketing expenses	277.5	258.8	246.6	7.2%	-
Operating profit	**120.0**	**105.7**	**95.3**	**13.6%**	**1.5%**

Europe

(€ million)	2002	2001	2000	Change 2002/2001	Organic growth
Quantities sold (million of litres)	265	185	167	-	-
Net sales excluding duties and taxes	1,330.0	872.7	761.4	52.4%	6.4%
Gross margin	835.6	556.6	489.5	50.1%	-
Contribution after marketing expenses	512.2	359.2	317.9	42.6%	-
Operating profit	**276.8**	**181.7**	**167.6**	**52.3%**	**8.5%**

Americas

(€ million)	2002	2001	2000	Change 2002/2001	Organic growth
Quantities sold (million of litres)	123	41	40	-	-
Net sales excluding duties and taxes	834.5	241.5	236.1	245.6%	8.5%
Gross margin	513.6	152.8	141.1	236.0%	-
Contribution after marketing expenses	318.0	91.7	80.6	246.6%	-
Operating profit	**176.0**	**31.2**	**21.9**	**464.6%**	**23.7%**

Rest of the world

(€ million)	2002	2001	2000	Change 2002/2001	Organic growth
Quantities sold (million of litres)	140	75	81	-	-
Net sales excluding duties and taxes	651.0	258.1	252.3	152.3%	1.8%
Gross margin	416.9	138.4	127.7	201.3%	-
Contribution after marketing expenses	249.9	77.0	66.9	224.6%	-
Operating profit	**137.0**	**25.6**	**17.1**	**434.8%**	**5.2%**

Total

(€ million)	2002	2001	2000	Change 2002/2001	Organic growth
Quantities sold (million of litres)	631	404	388	-	-
Net sales excluding duties and taxes	3,407.9	1,918.0	1,759.6	77.7%	4.5%
Gross margin	2,220.9	1,267.5	1,149.8	75.2%	-
Contribution after marketing expenses	1,357.6	786.7	712.0	72.6%	-
Operating profit	**709.8**	**344.2**	**301.9**	**106.2%**	**7.5%**

Other information by segment of activity

Fixed assets by segment of activity at December 31, 2002

(€ million)	Wine & Spirits	Other Activities	Total
Total fixed assets	**3,489**	**30**	**3,519**

Average workforce size

	2002	2001	2000
Wine and Spirits business	11,544	7,631	7,341
Other business Activities	7,107	10,951	13,338
Total	**18,651**	**18,582**	**20,679**

Consolidated Balance Sheet at December 31, 2002

Assets

(€ million)	12.31.02			12.31.01	12.31.00
	Gross value	Deprec. amortisation & provisons	Net value	Net value	Net value
Fixed assets					
Intangible assets	2,185.4	92.6	2,092.8	2,023.4	591.5
Property, plant and equipment	1,608.7	789.0	819.7	1,122.5	816.1
Goodwill	374.1	131.6	242.5	239.8	396.0
Investments	795.7	432.1	363.6	786.0	184.7
Total fixed assets	**4,963.9**	**1,445.3**	**3,518.6**	**4,171.7**	**1,988.3**
Current assets					
Inventories	2,142.1	36.6	2,105.5	2,461.0	1,072.7
Current receivables	1,522.0	84.0	1,438.0	1,671.3	1,238.7
Deferred tax assets	184.6	0.0	184.6	133.8	-
Marketable securities	93.1	2.7	90.4	152.0	128.9
Cash and equivalents	89.4	0.0	89.4	932.7	323.6
Total current assets	**4,031.2**	**123.3**	**3,907.9**	**5,350.8**	**2,763.9**
Prepaid expenses and deferred charges	64.3	4.0	60.3	92.1	58.9
Bond redemption premium	50.3	0.0	50.3	-	-
Currency translation adjustment	1.2	0.0	1.2	7.2	1.7
TOTAL ASSETS	**9,110.9**	**1,572.6**	**7,538.3**	**9,621.8**	**4,812.8**

Capital and Liabilities

(€ million)	12.31.02	12.31.01	12.31.00
Shareholders' equity	**2,568.7**	**2,451.8**	**2,072.2**
including Net profit	412.8	358.2	195.0
Minority Interests' equity	**24.0**	**61.1**	**83.8**
including minority interest profit	7.9	6.4	5.0
Convertible Bond Issue	547.9	-	-
Provisions for contingencies	509.1	518.1	134.7
Deferred tax liabilities	-	-	15.5
Liabilities			
Long-term debt	2,473.4	4,779.2	1,326.4
Returnable containers	1.6	4.0	11.5
Trade and other accounts payable	1,064.5	1,407.3	1,070.1
Other liabilities	339.8	395.9	98.0
Total liabilities	**3,879.3**	**6,586.4**	**2,506.0**
Accrued charges and deferred income	9.3	4.4	0.6
TOTAL CAPITAL AND LIABILITIES	**7,538.3**	**9,621.8**	**4,812.8**

Consolidated statement of changes in shareholders' equity

(€ million)	Shareholders' equity
At December 31, 2000	**2,072.2**
Dividends paid to shareholders	(84.6)
Treasury stocks	116.8
Additional tax on distribution	(19.3)
Currency impact	(3.6)
Other movements	12.1
2001 consolidated net profit	358.2
At December 31, 2001	**2,451.8**
Dividends paid to shareholders	(98.4)
Treasury stocks	16.1
Translation adjustment recognised in Shareholders' Equity	71.7
Currency impact	(295.1)
Other movements	9.8
2002 Consolidated net profit	412.8
At December 31, 2002	**2,568.7**

Consolidated Cash-Flow Statement

(€ million)	12.31.02	12.31.01	12.31.00
Net profit	412.8	358.2	195.0
Minority interests	7.9	6.4	5.0
Share of equity accounted companies net profits	0.0	(0.7)	0.2
Depreciation of fixed assets	117.4	129.1	106.6
Amortisation of goodwill	29.0	113.0	20.7
Change in provisions and deferred taxes (3)	(44.6)	104.8	22.6
Gains on disposals of fixed assets and other items	(42.3)	(339.3)	(1.7)
Cash flow from operations	**480.2**	**371.5**	**348.4**
Increase (decrease) in working capital requirement (2)	(33.9)	122.4	(65.3)
Acquisition of property, plant and equipment (net of disposals)	(142.5)	(116.6)	(155.7)
Net change in receivables and payables relating to fixed assets	(13.0)	10.3	12.1
Free Cash Flow (5)	**290.8**	**387.6**	**139.5**
Acquisition of financial assets (net of disposals)	107.9	50.6	(98.6)
Effect of changes in Group's structure (4)	396.3	(3,151.2)	(46.1)
Convertible Bond Issue (OCEANE 2002-2008)	488.8	-	-
Dividends paid (including withholding tax)	(102.0)	(108.1)	(107.9)
Decrease (increase) in debt (before currency translation adjustment)	**1,181.8**	**(2,821.1)**	**(113.1)**
Currency translation adjustment	219.1	0.5	(2.8)
Decrease (increase) in net debt (after currency translation adjustment)	**1,400.9**	**(2,820.6)**	**(115.9)**
Net debt at the beginning of the year	(3,694.5)	(873.9)	(758.0)
Net debt at the end of the year (1)	(2,293.6)	(3,694.5)	(873.9)

(1) The change on net debt consists of the change in loans, long-term borrowings and cash. The net debt consists of:

(€ million)	12.31.02	12.31.01	12.31.00
Loans and long-term debt	(2,473.4)	(4,779.2)	(1,326.4)
Marketable securities	90.4	152.0	128.9
Cash	89.4	932.7	323.6
Closing net debt	(2,293.6)	(3,694.5)	(873.9)

(2) Changes in working capital requirements (net of provisions for current assets) are broken down as follows:

(€ million)	12.31.02	12.31.01	12.31.00
Net inventories	(30.0)	2.0	10.6
Net accounts receivable	(160.1)	(70.8)	(90.4)
Accounts payable	172.1	214.1	46.5
Other	(15.9)	(22.9)	(32.0)
Total	(33.9)	122.4	(65.3)

(3) Except for provisions on current assets taken into account in the change in working capital requirement:

(€ million)	12.31.02	12.31.01	12.31.00
Change in provisions for current assets	9.1	28.0	3.5

(4) The 2003 amount includes the following items: effect of the disposals of Seagram assets for € 326 million (including the disposals of Don Julio, Oddbins, Sandeman, etc), other disposals (Sias, BWG, CSR, etc) for € 224 million and acquisition of assets and Seagram costs for € 154 million (Jan Becher, Passport, etc).

(5) As at December 31, 2002, the working capital requirement included a negative € 139 million relating to the payment of tax on the Orangina disposal made in 2001. Restated for this item, Free Cash Flow amounted to 429.8 million.

Notes to the consolidated financial statements

Note 1 • Accounting principles

1.1 • Consolidation principles

The Group's consolidated financial statements have been prepared in compliance with French legal requirements as set forth in Law No. 85-11 of January 3, 1985, and the related Application Decree No. 86-221 of February 17, 1986.
The financial statements have been drawn up according to French CRC no. 99-02 regulation.
The financial statements of significant subsidiaries which are directly or indirectly over 50%-owned by PERNOD RICARD or effectively controlled are fully consolidated in the consolidated financial statements.
Companies over which the Group exercises significant influence are consolidated using the equity method.
All significant intercompany and intra-Group transactions have been eliminated.
A list of the consolidated company is provided in Note 16. For purposes of simplification and to avoid any serious prejudice to the Group which could result therefrom, only the names and addresses of the main companies included in the scope of consolidation are listed.

1.2 • Foreign currency translation

Financial statements prepared in foreign currencies have been translated according to the following principles:

- Balance sheets have been translated at official year-end rates.
- Income statements have been translated using the average yearly rate for each currency.
- Differences in currency translation resulting from the effect of fluctuations in the exchange rate between December 31, 2001 and December 31, 2002 on opening shareholders' equity and from the use if different rates in translating balance sheet and statement of income have been included in consolidated reserves.

Foreign currency transactions are translated at the exchange rate prevailing at the transaction date. Gains and losses resulting from foreign currency translation up until December 31, 2002, are recorded in the income statement.

1.3 • Intangible assets

Intangible assets are valued at their original cost. They are amortised when their market value falls below cost.

Brands recognised in the context of acquisitions

The book value of brands acquired is determined on the basis of the actuarial calculation of the future profits estimated using operating profit before tax.
The profit projections are made over a 20-year period using management's forecasting systems. In the case of the valuation of strategic brands with significant market value, a residual value corresponding to a prudent estimate of their sale price is taken into account in the actuarial calculation.
The discount rate used takes into account the geographic spread of profits.
The value given to the brands in the context of acquisitions is limited to the residual goodwill after having adjusted the other assets and liabilities of the balance sheet purchased.
The individual value of all the brands recognised in the balance sheet is revised annually on the basis of an update of the method previously described. A provision for depreciation is recognised in the event of a loss in value judged to be lasting.

1.4 • Property, plant and equipment

Property, plant and equipment are valued at cost or when applicable, at a revalued cost in compliance with legal requirements.
Depreciation is calculated according to the straight-line method or, when applicable, according to the declining balance method over the estimated useful life of the underlying asset.
Average periods of depreciation for these assets are as follows:

Buildings	15 to 50 years
Machinery and equipment	5 to 15 years
Other fixed assets	3 to 5 years

Real estate of significant value that is acquired through leasing contracts is capitalised and depreciated over the estimated useful life of the asset.

Buildings under sale and leaseback agreements are subject to a similar restatement. Any resulting capital gains are eliminated from the year's income.
Returnable containers are valued at cost. Based on statistics provided by each company, the item is restated to adjust the asset value of the containers to reflect losses from breakages and to recognise unrealised income from non-returns. In the case of changes in deposit rates, the debt corresponding to non-returned containers is valued at the new rates, with possible losses charged to expenses.
Obsolescence is reflected in the depreciation calculations.

1.5 • Investments

Equity investments in non-consolidated companies are valued at acquisition cost. A provision for depreciation is established if the market value falls below cost.
This inventory value is equal to the current value, which can generally be estimated based on the market price, or which may correspond to the company's portion of shareholders' equity represented by these securities.

1.6 • Goodwill

Since January 1, 1986, good will on acquisition has been reflected in assets and assigned by brand name if appropriate.
Goodwill is amortised on a straight-line basis over a period appropriate to the acquisition but not exceeding 40 years.
Goodwill on recent acquisition is amortised over a period not exceeding 20 years.
At the end of every accounting period, goodwill is analysed in terms of the development of the subsidiary and may be depreciated where necessary.

1.7 • Inventories

Inventories are valued at the lower of cost or market value. A depreciation reserve is set up when the inventory value is less than the net book value.
Most of the inventories are valued using the average weighted cost method.
The cost of long-term inventories is uniformly determined to include distilling and aging costs but excludes interest expense.
These inventories are classified in current assets according to the prevailing business practices, although a large part remains in inventory for over one year before being sold.
With regard to Seagram inventories acquired by PERNOD RICARD, work in progress (including ageing inventories of the whisky and cognac business) have been stated according to their fair value, taking into consideration, for slow moving items, any additional costs to be incurred.

1.8 • Marketable securities

Marketable securities are recorded on the balance sheet at their original cost. When the market value of these securities at the close of the fiscal period is less than their original value, a depreciation reserve is set up.

1.9 • Foreign currency loans

Translation differences for loans in currencies other than the operating currency of the borrowing entity have been treated as follows:

- if the loan is for a net investment in a legal entity in the same operating currency as that of the loan, any translation differences, net of tax, are accounted for under shareholders' equity,
- if the loan is for an asset whose value fluctuates with the borrowed currency, any translation differences, net of tax, are accounted for under shareholders' equity,
- if the loans cannot be related to specific assets, the translation differences are accounted for under net income or expense.

The net translation differences accounted for under shareholders' equity amount to € 71.7 million at December 31, 2002.
The translation differences accounted for under net income or expense are provided in Note 3.

1.10 • Convertible loans

PERNOD RICARD issued 4,567,757 bonds on February 13, 2002, convertible into new or existing shares (OCEANE) for € 489 million (maturity date: January 1, 2008) with a redemption premium of € 59.2 million.

In compliance with the recommendations of the Commission des Opérations de Bourse, PERNOD RICARD recognised in its assets the redemption premium of the bonds and will amortise it over the term of the loan from February 13, 2002.

1.11 • Provisions for contingencies

This item records all provisions for contingencies made by the Group companies, notably provisions for retirement benefits, excluding related social security charges.

The Group's foreign companies provide for their retirement-related commitments in compliance with local practice and legislation. The Group's French companies record retirement benefits accrued at year-end for those employees 45 years of age and older, who have been employed by the company for more than 10 years, except Martell for which the actuarial method applied is the "Projected Unit Credit" method. This provision is computed by discounting future commitments.

The impact on the provisions of the application of the CRC 99-02 preferential regulation on pensions is stated in Note 10.

1.12 • Income taxes

Since January 1, 1977, PERNOD RICARD's tax liability has been determined according to the regulations governing tax consolidation of French companies more than 95% owned.

Deferred tax assets or liabilities resulting from timing differences between taxable income and accounting income are accounted for under the liability method. These primarily concern timing differences, cancellations of regulated provisions and restatements on consolidation.

Deferred tax assets on tax losses carried forward and long-term capital losses have been recorded only if there is a high probability of charging them in the short term to taxable profits.

Both long term and short term deferred tax expenses are recorded as deferred tax liabilities.

For the first consolidation of the Seagram acquisition, deferred tax has been recorded on temporary differences, goodwill on acquisition and brands, except for purchased brands which cannot be sold independently from the companies to which they belong.

Deferred taxation in France is calculated on the current tax rates in force at the balance sheet date excluding future reductions in income tax rates, which are not material to the Group.

1.13 • Management of financial risks and interest rate hedging instruments

1.13.1 • Management of financial risks

The Group applies a non-speculative exchange rate management policy for:

operating risks, including:

- the sales and purchases risks,
- the interest rate risks, and
- the dividend risks.

Generally, the Group hedges at 60 days the booked flows.

Part of the Group's real exposure is hedged by futures contracts during the financial year.

Finally, the setting up of hedging programmes is validated beforehand by the Finance Department as well as by General Management.

Equity risks created by the booking of assets in currencies other than the Euro: generally, these assets are financed by a liability denominated in the same currency, thus eliminating equity risk.In the context of the acquisition of companies, certain subsidiaries also take on a liability in the operating currency of the company acquired, different from their accounting currency. In this case, the translation differences are reported in shareholders' equity as specified in Note 1.9.

1.13.2 • Accounting for interest rate hedging contracts

Income and expenses relating to interest rate hedging contracts entered into are recorded in the PERNOD RICARD income statement on a pro rata basis over the life of these contracts:

- premiums paid are spread, for accounting purposes, over the duration of the contract,
- interest rate differentials received or paid from time to time are accounted for in the year earned or incurred.

1.14 • Monitoring of off balance sheet financial commitments

The Group monitors its off balance sheet financial commitments centrally through a monitoring report which is provided to the Board of Directors.

The Group certifies that it has not omitted the existence of significant off balance sheet items in the presentation of its financial statements.

Note 2 • Perimetre of consolidation

2.1 • Impact of Seagram acquisition on the consolidated financial statements

Pro Forma financial statements (*)

(€ million)	2000	2001	2002(**)	2002 vs 2001
Seagram (*)				
Net sales excluding duties and taxes	1,398.5	1,357.4	1,415.9	4.3%
Contribution after marketing expenses	555.1	529.1	547.0	3.4%
PERNOD RICARD				
Wine and spirits historical scope				
Net sales excluding duties and taxes	1,759.6	1,918.0	1,992.0	3.9%
Contribution after marketing expenses	712.0	786.7	810.6	3.0%
Total				
Net sales excluding duties and taxes	3,158.1	3,275.4	3,407.9	4.0%
Contribution after marketing expenses	1,267.1	1,315.8	1,357.6	3.2%

(*) the Auditors have only examined the pro forma financial statements on the basis of the quantitative evaluation of the assumptions used to prepare them.

(**) PERNOD RICARD, new perimetre of consolidation, Wines & Spirits only.

In compliance with the recommendations of the Commission des Opérations de Bourse, PERNOD RICARD has produced pro forma financial statements for the Seagram acquisition. However, the preparation of these pro forma financial statements has been hindered by serious technical difficulties related to the nature itself of the transaction (separation of the assets and of the companies between Diageo and PERNOD RICARD), especially:

- Historic unaudited Seagram information for 2000 and 2001 for the companies purchased,
- Available financial information not permitting the preparation of full pro forma statements.

As such, the pro forma financial statements have only been examined by the Auditors on the basis of the quantitative evaluation of the assumptions used to prepare them.

2.2 • Impact of additions on disposals from the perimetre of the consolidated financial statements

Wine and Spirits (1)

(€ million)	2001	Consolidation scope additions	Seagram brands	Total scope impact	Currency impact	Organic growth	2002
Net sales excluding duties and taxes	1,918.0	37.4	1,415.9	1,453.3	(48.8)	85.4	3,407.9
Gross margin	1,267.5	21.0	893.4	914.4	(33.4)	72.4	2,220.9
C.A.M.E.*	786.7	4.2	547.0	551.2	(16.3)	36.0	1,357.6
Operating profit	**344.2**	**(8.9)**	**353.9**	**345.0**	**(5.1)**	**25.7**	**709.8**

Other activities (2)

(€ million)	2001	Consolidation scope disposals	Seagram brands	Total scope impact	Currency impact	Organic growth	2002
Net sales excluding duties and taxes	2,637.2	(1,221.4)	-	(1,221.4)	(24.0)	36.0	1,427.8
Gross margin	566.1	(316.3)	-	(316.3)	(3.5)	(6.0)	240.3
C.A.M.E.*	311.4	(160.4)	-	(160.4)	(1.8)	(8.1)	141.1
Operating profit	**106.3**	**(59.4)**	**-**	**(59.4)**	**-**	**(6.4)**	**40.5**

Total

(€ million)	2001	Additions and disposals in consolidation scope	Seagram brands	Total scope impact	Currency impact	Organic growth	2002
Net sales excluding duties and taxes	4,555.2	(1,184.0)	1,415.9	231.9	(72.8)	121.4	4,835.7
Gross margin	1,833.6	(295.3)	893.4	598.1	(36.9)	66.4	2,461.2
C.A.M.E.*	1,098.1	(156.2)	547.0	390.8	(18.1)	27.9	1,498.7
Operating profit	**450.5**	**(68.3)**	**353.9**	**285.6**	**(5.1)**	**19.3**	**750.3**

(1) Details of the changes in the perimeter of consolidation in the Wine & Spirits segment (excluding Seagram):
- Wyborowa SA entered into the perimeter of consolidation on August 1, 2001.
- Jan Becher entered into the perimeter of consolidation on January 1, 2002.

(2) Details of the changes in the perimeter of consolidation in the fruit preparation & distribution segment:
- Disposal of San Giorgio, Orangina-Pampryl and Yoo-Hoo in 2001.
- Disposal of SIAS on May 23, 2002.
- Disposal of the various non-strategic operations of Agros during financial years 2001 and 2002.
- Disposal of BWG on August 24, 2002.
- Disposal of CSR (including the cider-making operations and the Loïc Raison brand) on December 4, 2002.

Details of changes in percentages compared with 2001

(€ million)	2001	2002	% growth	% scope impact	% currency impact	% organic growth
Net sales	4,555.2	4,835.7	6.2%	5.1%	-1.6%	2.7%
Gross margin	1,833.6	2,461.2	34.2%	32.6%	-2.0%	3.6%
C.A.M.E.*	1,098.1	1,498.7	36.5%	35.6%	-1.6%	2.5%
Operating profit	**450.5**	**750.3**	**66.5%**	**63.3%**	**-1.1%**	**4.3%**

The impact of the acquisitions and disposals for the year on the balance sheet items is presented in Notes 6 to 10.

* Contribution After Marketing Expenses.

Note 3 • Net interest expenses

(€ million)	2002	2001	2000
Net interest expenses	(152.8)	(56.1)	(69.8)
Investment income	15.8	16.2	15.4
Net translation gains/(losses) and others	(16.3)	0.4	2.2
Total	**(153.3)**	**(39.5)**	**(52.2)**

Interest expense includes € 19.6 million of costs relating to OCEANE, of which € 10.8 million of coupons and € 8.8 million in the redemption premium. Excluding OCEANE, the average cost of the debt amounted to 4.4% in 2002. The translation gains and other item includes € 8.3 million in translation losses.

Note 4 • Exceptional items

(€ million)	2002	2001	2000
Seagram acquisition	(14.4)	(15.9)	-
Net capital gains on assets sales and provisions or asset write downs relating to disposals of non-core activities	50.3	352.8	2.3
Restructuring charges	(1.9)	(37.3)	(23.9)
Provisions for risks and assets write downs	(13.6)	(60.7)	-
Other	(10.8)	(18.9)	(31.8)
Total	**9.6**	**220.0**	**(53.4)**

The "Seagram acquisition" item mainly corresponds to the compensation paid by Vivendi Universal for distribution over stocking made before the disposal to PERNOD RICARD and to the elimination of the opening inventory margins on the Seagram products.

Net capital gains on assets sales mainly relate to the capital gain realised on the Société Générale securities and the capital loss on the disposals of non-core businesses (BWG. CSR).

Provisions for risks and charges and assets write downs mainly relate to the provisioning for litigation with third parties and various assets write downs, including the Tequila Viuda de Romero brand for € 4.5 million following the test of the value carried out at the year-end.

Note 5 ◦ Earnings per share after dilution

There was no dilution effect in 2000.

	2002	2001
Numerator (€ million)		
Pretax profit before exceptional items	597.0	411.0
Net profit	412.8	358.2
Neutralisation of OCEANE interest expenses (coupon and redemption premium net of income tax)	12.7	-
Restated pretax profit before exceptional items	**609.7**	**411.0**
Restated net profit	**425.5**	**358.2**
Denominator		
Number of shares in circulation	56,387,265	56,386,660
Dilution effect of stock-options	1,454,850	665,658
Dilution effect of OCEANE (1)	4,567,757	-
Diluted number of shares in circulation	**62,409,872**	**57,052,318**
Pretax profit before exceptional items per share	**9.77**	**7.20**
Earnings per share	**6.82**	**6.28**

(1) OCEANE issued on February 13, 2002. Figure not prorated.

Excluding exceptional items, the goodwill amortisation and net interest expense for OCEANE bonds, earnings per share on a diluted basis taking into account the OCEANE issue amounted to € 7.47 for 2002.

Note 6 ◦ Intangible assets, goodwill and goodwill amortisation

Intangible assets recorded at year-end consisted of brands valued at € 2,064 million.
The brands capitalised following the Seagram acquisition amount to € 1,502 million. The increase compared with the previous year amounts to € 45 million and can be explained by:

- Currency fluctuations of - € 130 million, with a large number of the brands being denominated in USD and GBP
- Adjustment in values following the correction of the opening balance sheet of € 175 million.

The brands Chivas Regal, Martell, Seagram's Gin and The Glenlivet represent 95% of the value of Seagram's brands.
The other changes concerning the brands are related to the Wyborowa (Poland) and Jan Becher (Czech Republic) acquisitions.
The change in net goodwill amounts to € 2.7 million. It is the result of an increase in goodwill of € 39.9 million arising from the Jan Becher acquisition and the disposal of the diversification business and amortisation of € 37.2 million recognised for the year, of which € 7.2 million posted to exceptional items.
The Group does not depend on any specific patent or licence.

Note 7 • Property, plant and equipment

(€ million)	Gross value	Deprec. & provisions	2002 Net value	2001 Net value	2000 Net value
Land	63.4	12.6	50.8	72.8	62.6
Buildings	487.3	187.6	299.7	385.2	274.8
Machinery and equipment	790.2	473.6	316.6	453.7	343.3
Other	224.4	114.9	109.5	140.1	79.5
Work in progress	43.0	0.3	42.7	69.3	55.3
Advances	0.4	-	0.4	1.4	0.6
Total	**1,608.7**	**789**	**819.7**	**1,122.5**	**816.1**

Investments in 2002 totalled about € 169 million (€ 155 million net of disposals). They may be broken down as follows by business segment:

Wine and Spirits France	8.4%
Wine and Spirits International	81.1%
Other activities	10.5%

The change in net fixed assets is mainly due to the changes in the perimeter of consolidation (- € 231.6 million) and to translation effects (- € 74.5 million).

Note 8 • Investments

(€ million)	Gross value	Provisions	2002 Net value	2001 Net value	2000 Net value
Equity accounted shareholdings	0	0	0	3.6	19.5
Other equity investments	656.5	407.9	248.6	542.2	131.4
Receivables on investments	37.9	20.6	17.3	224	19.0
Other investments	101.3	3.6	97.7	16.2	14.8
Total	**795.7**	**432.1**	**363.6**	**786.0**	**184.7**

The change in other equity investments can be principally explained by:

- The disposal of the Don Julio shares for € 108 million
- The disposal of Société Générale shares for € 36 million
- The disposal or the provisioning of investments held jointly with Diageo (within the framework of the Seagram transaction) for € 146 million.

The decrease in receivables on investments results from the consolidation of SALB in 2002 (Jan Becher consolidation) and from the repayment and the provisioning of receivables held jointly with Diageo.
The increase in the "other" item mainly reflects the setting-up of vendor credits for the disposals of the SIAS Group and BWG.

Note 9 • Inventories and work in progress

The net value of inventories and work in progress at the year-end 2002, 2001 and 2000 were as follows:

(€ million)	2002	2001	2000
Raw materials	87.0	183.3	166.8
Work in progress	1,744.1	1,890.1	600.0
Goods in inventory	145.2	177.3	174.3
Finished products	129.2	210.3	131.6
Total	**2,105.5**	**2,461.0**	**1,072.7**

The change in inventories and work in progress is mainly due to consolidation scope changes (- € 222.5 million) and translation effects (- € 159.1 million).
PERNOD RICARD does not have any significant dependence on its suppliers.

Note 10 • Provisions for contingencies

(€ million)	2002	2001	2000
Provisions for retirement benefits	87.5	77.2	34.3
Provisions for risks	421.6	440.9	100.4
Total	**509.1**	**518.1**	**134.7**

To our knowledge, there are no facts or disputes which could significantly affect the results, financial position or assets of the Group.
The Group has calculated that a uniform application of the actuarial method as currently recommended by International Accounting Standard no.19 would involve the recognition of an additional pension provision of € 53 million. Within the framework of a change in accounting method, this provision would be charged to shareholders' equity, net of tax, for € 40 million.

Note 11 • Income taxes

11.1 • Share of income taxes relating to taxes payable and to deferred taxes

(€ million)	2002	2001	2000
Taxes payable	(158.6)	(245.8)	(98.5)
Deferred taxes	1.7	10.1	1.3
Total	**(156.9)**	**(235.7)**	**(97.2)**

Deferred taxes

Deferred taxes are calculated according to the accrual method. They are broken down as follows on the balance sheet:

(€ million)	2002	2001	2000
Deferred tax assets	302.3	271.9	57.5
Deferred tax liabilities	117.7	138.1	73.0
Net deferred assets	**184.6**	**133.8**	**-**
Net deferred liabilities	**-**	**-**	**15.5**

11.2 • Tax proof

(€ million)	Ordinary activities	Exceptional activities	Total *
Theoretical tax charge at the effective income tax rate in France (35.43%)	**(211.5)**	**(3.4)**	**(214.9)**
Impact of difference in tax rate	30.7	(25.6)	5.1
Impact of non-taxable or non-tax deductible income and expenses and other impacts	30.9	22.0	52.9
Effective tax charge	**(149.9)**	**(7.0)**	**(156.9)**
Real tax rate	**25.1%**	**73.4%**	**25.9%**

* Total before amortisation of goodwill, equity companies' earnings and income tax.

The real tax rate on 2002 income amounts to 25.9% compared with 37.4% in 2001 and 30.8% in 2000. Restated for exceptional items, the real tax rate amounts to 25.1% compared with 27.0% in 2001 and 28.5% in 2000.

Note 12 • Debt

12.1 ◦ Breakdown of debt by maturity date

Breakdown of gross debt by maturity date

(€ million)	2002	2001	2000
Short-term (less than 1 year)	365.4	794.6	1,065.1
Including bank loans	312.9	633.3	991.5
Medium-term (from 1 to 5 years)	2,108.0	3,968.3	154.1
Long-term (more than 5 years)	0	16.3	107.2
Total	**2,473.4**	**4,779.2**	**1,326.4**

12.2 ◦ Breakdown of net debt by currency and type

Net debt amounts to € 2.294 million, or € 2.474 million of gross debt less € 180 million of cash and marketable securities.

Breakdown of the net debt by type and by currency after currency hedging

(€ million)	Total	Syndicated loan	Commercial paper	Local financing
Euro	1,006	762	217	27
US Dollar	917	961	-	(44)
Japanese Yen	252	245	-	7
Other currencies	119	-	-	119
Total	**2,294**	**1,968**	**217**	**109**

NB: The details of currency hedging on debt is provided in Note 14

86% of net group debt consists of a syndicated loan set up for the acquisition of the Seagram assets maturing in December 2006 and 14% of other financing (commercial paper programme and local lines of credit), € 750 million of which is covered guaranteed lines fully securing the liquidity risk.

Breakdown of the net debt by currency and by maturity date after hedging

(€ million)	Total	< 1 year	> 1 & < 5 years	> 5 years
Euro	1,006	124	882	-
US Dollar	917	(64)	981	-
Japanese Yen	252	7	245	-
Other currencies	119	119	-	-
Total	**2,294**	**186**	**2,108**	**-**

Breakdown of types of interest rate cover by currency

(€ million)	Debt by currency	Debt hedged	Including fixed hedges	Including variable rate "caps"	% of debt hedged
Euro	1,006	753	603	150	75%
US Dollar	917	753	582	171	82%
Japanese Yen	252	233	233	-	93%
Other currencies	119	-	-	-	-
Total	**2,294**	**1,739**	**1,418**	**321**	**76%**

Of the total of € 1,418 million of debt covered at fixed rates, € 107 million is provided by debt raised at fixed rates, with the balance provided by hedges set up, the details of which by type of contract is shown in Note 14.
On the basis of debt at December 31, 2002, a 1% increase in rates would generate an incremental interest expense of € 8.8 million.

Ratios to respect for the syndicated loan

PERNOD RICARD has undertaken to comply with certain contractually-defined financial ratios under the syndicated loan agreement concluded for the acquisition of Seagram.
The financial statements at December 31, 2002, show significant leeway as regards these ratios.

Ratios	Level at 12.31.2002	Contractual threshold at 12.31.2002
Total Net Interest Cover (1)	6.63	Must be above 2.25
Cash Flow Cover (2)	2.38	Must be above 1
Net Senior Debt / EBITDA (3)	2.59	Must be less than 4.75

(1) ratio of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) to net interest expense
(2) ratio of cash flow to interest expense
(3) ratio of net debt to EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation)

A certificate of these ratios is provided by the Auditors to the Syndicated Loan Agent.

Pledges relating to the syndicated loan

The performance of the obligations of PERNOD RICARD and, as the case may be, of the other Group companies, under the syndicated loan set up for the financing of the Seagram acquisition has been guaranteed by the establishment of guarantees taking the form of pledges of financial instrument accounts and pledges of shares, pledges of brands and of joint and several guarantees. This security indifferently guarantees the obligations of PERNOD RICARD S.A. and those of the other Group companies.

Other information about the debt

On March 20, 1992, PERNOD RICARD issued bonds outside France in the form of perpetual subordinated floating-rate notes ("TSDI") for a total nominal sum of € 61.0 million. These TSDI were "repackaged" following the signing of an agreement with a third party company at the time of the issue. Net debt at December 31, 2002 of € 20.1 million has been included under "financial debt". This amount represents the nominal value of the issue, from which has been deducted an indemnity paid initially and capitalised since the issue.

Note 13 • Financial commitments

(€ million)	2002	2001	2000
Commitments given			
Leasing	48.0	48.5	25.2
Bank guarantees	2,072.0	2,951.3	284.9
Purchasing commitments	86.0	86.1	21.4

Details of the main commitments

- In 2001, PERNOD RICARD guaranteed its subsidiaries PR Finance S.A., PR Larios, E.V.C., PR Newco 1 and Austin Nichols for a syndicated loan set up to finance the acquisition of some of Seagram's wine and spirits business. The amount currently guaranteed is € 1,881.8 million.

- In 2000, PERNOD RICARD guaranteed its subsidiary IDG for bank loans with an outstanding balance of £ 43.4 million (equivalent to € 66.7 million).

- In 1998, PERNOD RICARD guaranteed loans taken out by its subsidiary PR Finance S.A. totalling € 53 million.

- PERNOD RICARD also issued a guarantee to IRISH DISTILLERS in conjunction with matter detailed in Note 16 of the notes to the parent company financial statements.
- In the context of the Seagram acquisition, Martell & Co assumed purchase commitments for cognac. On September 28, 1999, Martell & Co sold a stock of cognac to a third party company in which it holds no equity interest but for which it was to manage the stock sold through a commission and consultancy contract. Martell & Co is irrevocably and unconditionally bound to repurchase this stock from this company, which in turn is committed to selling it to Martell under the same terms. These purchase and sale option contract run for a four-year term commencing October 1, 1999.
  The repurchase price is contractually defined, and at December 31, 2002, totalled a maximum of some € 47 million in the event of the option being exercised on October 1, 2003, and on a stable interest rate basis before then. This item has not been restated like the debt in the financial statements of PERNOD RICARD because it is not material (less than 2% of the consolidated debt).

- PERNOD RICARD also assumed the purchase commitments for cognac made by Martell & Co to:
- the Union des Viticulteurs Producteurs de Cognac, to apply to fiscal years 2003, 2004 and 2005 for a maximum of € 25.8 million, based on current interest rates.
- Cognac producers at market price in the fiscal years 2003, 2004 and 2005, representing a total commitment of some € 8.2 million.

- Specific guarantees for the syndicated loan are also set out in Note 12.

Note 14 • Guaranteed interest and exchange rate contracts

Interest rate contracts

(€ million)	< 1 year	> 1 and < 5 years	Total
Fixed rate swap	296	779	1,075
Tunnel (Cap and Floor)	-	236	236
Caps	149	172	321

Exchange rate contracts

Following the sale of GBP assets during the year, the Group converted into Euros the medium-term debt taken out in GBP for the acquisition of these assets (€ 69 million).

Note 15 • Average workforce and payroll expenses

The average workforce size is presented in the segmented information section in this report.
Payroll costs totalled € 658 million in 2002, € 606 million in 2001 and € 611 million in 2000. These figures include employee profit-sharing and payroll taxes in addition to temporary personnel costs.

Note 16 • Principal consolidated companies

Company	Country	Finance companies	Wine & Spirits	Other activities	% interest 12.31.02	% interest 12.31.01	Consolidation method
Pernod Ricard S.A.	France	✓			Parent company	Parent company	
PR Finance	France	✓			100	100	FULL
Santa Lina	France	✓			100	100	FULL
- JFA				✓	100	100	FULL
- Distillerie Busnel			✓		100	-	FULL
- Foulon Sopagly				✓	100	-	FULL
- Marmande Production				✓	100	100	FULL
Ricard	France		✓		100	100	FULL
- Galibert & Varon	France		✓	✓	99.98	99.98	FULL
Pernod	France		✓		100	100	FULL
- Cusenier	France		✓		100	100	FULL
- Crus et Domaines de France	France		✓		100	100	FULL
- Société des Produits d'Armagnac	France		✓		100	100	FULL
Pernod Ricard Europe	France		✓		100	100	FULL
- PR Larios	Spain		✓		100	100	FULL
- Pernod Ricard Swiss	Switzerland		✓		100	100	FULL
- Ramazzotti	Italy		✓		100	100	FULL
- PR Portugal	Portugal		✓		95.5	95.5	FULL
- PR Deutschland	Germany		✓	✓	100	100	FULL
- PR Austria	Austria		✓		100	100	FULL
- PR Nederland	Netherlands		✓		100	100	FULL
- PR Hellas	Greece		✓	✓	99.98	99.98	FULL
- PR Belgium	Belgium		✓		100	100	FULL
- PR Rouss	Russia		✓		100	100	FULL
- PR Sweden AS	Sweden		✓		100	100	FULL
- Brand Partners A/S	Norway		✓		50	50	FULL
- PR Denmark	Denmark		✓		100	100	FULL
- PR Finland	Finland		✓		100	100	FULL
- Tinville	France		✓		100	100	FULL
- Yerevan Brandy Company	Armenia		✓		100	100	FULL
- Jan Becher	Czech Republic		✓	✓	100	-	FULL
- SALB	Czech Republic		✓		100	-	FULL
- Pernod Ricard UK	Great Britain		✓		100	100	FULL
PR Asia	France		✓		100	100	FULL
- Pernod Ricard Japan K.K.	Japan		✓		100	100	FULL
- Casella Far East Ltd.	Hong Kong		✓		100	100	FULL
- Casella Taïwan	Republic of China		✓		100	100	FULL
- Perithaï	Thailand		✓		100	100	FULL
- PRK Distribution Ltd	Korea		✓		100	100	FULL
- Perising Pte Ltd	Singapore		✓		100	100	FULL
- PR Malaysia	Malaysia		✓		100	100	FULL

Company	Country	Finance companies	Wine & Spirits	Other activities	% interest 12.31.02	% interest 12.31.01	Consolidation method
- Martell Far East Trading Ltd	Hong Kong		✓		100	100	FULL
- Shangai Yi Jia	China		✓		100	100	FULL
- Seagram Thailand Co. Ltd.	Thailand		✓		100	100	FULL
Établissements Vinicoles Champenois (EVC)	France	✓			100	100	FULL
PR North America	France		✓		100	100	FULL
- PRC Diffusion	West Indies		✓		100	100	FULL
- PR Canada	Canada		✓		100	100	FULL
- PR Mexico	Mexico		✓		100	100	FULL
- Seagram do Mexico	Mexico		✓		100	100	FULL
- JDC S.A de C.V	Mexico		✓		100	100	FULL
- JDC Services S.A de C.V	Mexico		✓		100	100	FULL
- Austin Nichols	USA		✓		100	100	FULL
- Boulevard Distillers	USA		✓		100	100	FULL
- PR USA (Lawrenceburg Distillers and Importers)	USA		✓		100	100	FULL
PR CESAM (Central and South America)	France		✓		100	100	FULL
- PR Argentina	Argentina		✓		100	100	FULL
- PR Venezuela	Venezuela		✓		100	100	FULL
- Pramsur	Uruguay		✓		100	100	FULL
- PR Chile	Chile		✓		100	100	FULL
- PR Colombia	Colombia		✓		100	100	FULL
- PR Brasil	Brazil		✓		100	100	FULL
- PR Uruguay	Uruguay		✓		100		FULL
- Seagram do Brasil	Brazil		✓		100	100	FULL
Agros	Poland				97.9	97.9	FULL
- Agros Investments S.A	Poland		✓	✓	97.9	97.9	FULL
- Agros Trading Sp. Zo.o	Poland		✓	✓	97.4	97.4	FULL
- Agros Fortuna Sp.zo.o	Poland			✓	88.1	88.1	FULL
- ZPC Agros Optima S.A (1)	Poland			✓	-	88.5	FULL
- Agros-Herby Sp.zo.o	Poland			✓	87.4	87.4	FULL
- PPM Agros-Koszalin S.A (1)	Poland			✓	-	57.0	FULL
- Agrolas Sp.zo.o	Poland			✓	97.4	97.4	FULL
- ZPC Skawa S.A (1)	Poland			✓	-	50.5	FULL
- CH Odnia Koszalin Sp.zo.o (1)	Poland			✓	-	50.2	FULL
Wyborowa	Poland		✓		80	80	FULL
World Brands Duty Free	Great Britain		✓		100	100	FULL
Chivas Brothers	Great Britain		✓		100	100	FULL
- Chivas 2000	Scotland		✓		100	100	FULL
- Chivas Brothers Americas Ltd	Scotland		✓		100	100	FULL
- Chivas Brothers Europe Ltd	Scotland		✓		100	100	FULL

Company	Country	Finance companies	Wine & Spirits	Other activities	% interest 12.31.02	% interest 12.31.01	Consolidation method
- Chivas Brothers Japan Ltd	Scotland		✓		100	100	FULL
- The Glenlivet Distillers Ltd	Scotland		✓		100	100	FULL
- Hill Thomson & Co Ltd	Scotland		✓		100	100	FULL
- Campbell Distillers	Scotland		✓		100	100	FULL
- White Heather Distillers	Great Britiain		✓		100	100	FULL
- Aberlour Glenlivet Distillery	Great Britain		✓		100	100	FULL
- PR Newco 1 Ltd	Scotland		✓		100	100	FULL
- PR Newco 2 Ltd	Scotland		✓		100	100	FULL
- PR Newco 3 Ltd	Scotland		✓		100	100	FULL
- PR Newco 4 Ltd	Scotland		✓		100	100	FULL
Irish Distillers Group Ltd	Ireland		✓		100	100	FULL
- Irish Distillers Limited	Ireland		✓		100	100	FULL
- The Old Bushmills Distillery Co Ltd	Northern Ireland		✓		100	100	FULL
- Fitzgerald & Co. Ltd	Ireland		✓		100	100	FULL
- Dillon Bass Limited	Northern Ireland		✓		63	63	FULL
- Watercourse Distillery Ltd	Ireland		✓		100	100	FULL
- BWG Group Ltd	Ireland			✓	100	100	FULL
- BWG Foods Ltd (1)	Ireland			✓	-	100	FULL
- BWG (NI) Limited (1)	Northern Ireland			✓	-	100	FULL
- J&J Haslett Ltd (1)	Northern Ireland			✓	-	100	FULL
- BWG Wholesale (GB) (1)	Great Britain			✓	-	100	FULL
- Appleby Westward Group Plc (G.B.) (1)	Great Britain			✓	-	100	FULL
- Bellevue Cash & Carry Ltd (G.B.) (1)	Scotland			✓	-	100	FULL
- Goodwins of Hanley Ltd (G.B.) (1)	Great Britain			✓	-	100	FULL
- T&A Symonds Ltd (G.B.) (1)	Great Britain			✓	-	100	FULL
- E.V Saxton & Sons Ltd (G.B) (1)	Great Britain			✓	-	100	FULL
- A.R. Daunt & Co. Limited (G.B.) (1)	Great Britain			✓	-	100	FULL
- Bargain Booze Ltd (1)	Great Britain			✓	-	100	FULL
- PERNOD RICARD South Africa Ltd	South Africa		✓		100	100	FULL
Comrie Plc	Ireland	✓			100	100	FULL
Martell	France		✓		100	100	FULL
- Augier Robin Briand	France		✓		100	100	FULL
- Société des Domaines Viticoles Martell	France		✓		100	100	FULL

Company	Country	Finance companies	Wine & Spirits	Other activities	% interest 12.31.02	% interest 12.31.01	Consolidation method
- Martell and cie Pty Ltd (South Africa)	South Africa		✓		100	100	FULL
- I.C.H	France		✓		100	100	FULL
- Renault Bisquit	France		✓		100	100	FULL
Pernod Ricard Australia	Australia		✓		100	100	FULL
- Orlando Wyndham Group Pty Limited	Australia		✓		97.9	97.9	FULL
- Two Dogs	Australia		✓	✓	100	100	FULL
- Orlando Wyndham New Zealand Limited	Australia		✓		100	100	FULL
Compagnie Financière des Produits Orangina	France	✓			100	100	FULL
Compagnie Financière CSR (1)	France			✓	-	99.2	FULL
- CSR S.A (1)	France			✓	-	99.2	FULL
SIAS-MPA (1)	France			✓	-	100	FULL
- SIAS-France (1)	France			✓	-	100	FULL
- Ramsey Laboratories (1)	USA			✓	-	100	FULL
- Flavors From Florida (1)	USA			✓	-	100	FULL
- DSF Gmbh (1)	Germany			✓	-	60	FULL
- SIAS Port (1)	Mexico			✓	-	100	FULL
- SIAS Mex (1)	Mexico			✓	-	100	FULL
- SIAS Australia (1)	Mexico			✓	-	100	FULL
- SIAS Korea (1)	Mexico			✓	-	95.6	FULL
- SIAS Foods UK Ltd (1)	Great Britain			✓	-	100	FULL
- SIAS (Dachang) Foods Ingredient co.Ltd (1)	China			✓	-	70	FULL
- YB SIAS GmbH (1)	Austria			✓	-	50	FULL
- SIAS Polska (1)	Poland			✓	-	93.1	FULL
- SIAS Regional (1)	Argentina			✓	-	67	FULL
- SIAS Bohemia (1)	Czech Republic			✓	-	100	FULL
- South Pacific Foods (1)	Fiji			✓	-	100	FULL
- SIAS Flavo Food (1)	South Africa			✓	-	75	FULL
Peri Mauritius	Mauritius		✓		100	100	FULL
United Agencies Limited	India		✓		74	74	FULL
Havana Club	Cuba		✓		50	50	FULL
Seagram India Ltd.	India		✓		100	90	FULL

(1) These companies were sold during 2002. Accordingly, they are no longer consolidated at December 31, 2002. The net profit of these companies between January 1. 2002, and the date of sale has been consolidated with the net profit of PERNOD RICARD.

Statutory Auditors' report on the consolidated financial statements

Year ended December 31, 2002

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Shareholders' Meeting, we have audited the consolidated financial statements of Pernod Ricard S.A., which were prepared in euros, for the year ended December 31, 2002, accompanying this report.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the operations during the past year and of the financial position and the assets and liabilities of the Group made up of the companies consolidated.

Furthermore, we have verified the information provided in the management report. We have no comments as to the fair presentation and the conformity with the consolidated financial statements of the information given in the management report addressed to the shareholders with respect to the financial position and the financial statements.

Paris, March 19, 2003

The Statutory Auditors

Compagnie Consulaire d'expertise Comptable Jean Delquié	**Société d'expertise Comptable A. & L. Genot Groupe RSM Salustro Reydel**	**Mazars & Guérard Mazars**
Benoît Fléchon	Alain L. Genot	Frédéric Allilaire

CORPORATE GOVERNANCE


Pernod Ricard

Presentation of the management and supervisory bodies

Board of Directors and Executive Management

First name and surname or corporate name of the member	Date of first appointment	Date of expiry of mandate (1)	Number of shares held as at 12.31.02	Mandates exercised outside of the Group
Chairman and Chief Executive Mr. Patrick Ricard	06.15.1978	2003	506,301	**Chairman:** FEVS (Fédération des Exportateurs de Vins et Spiritueux) **Director:** Altadis (Spain), Provimi France, Société Générale, Société Paul Ricard, Société Paul Ricard et Fils, Société Immobilière et Financière pour l'Alimentation (S.I.F.A.)
Vice-President Mr. Thierry Jacquillat	05.10.1989	2003	26,068	**Chairman:** Association École Normale de Musique de Paris Alfred Cortot **Vice-Chairman:** Chambre de Commerce et d'Industrie de Paris **Director:** Société Immobilière et Financière pour l'Alimentation (S.I.F.A.)
Director(s) General				
Mr. Richard Burrows	05.02.2000	2003	10,435	**Deputy Governor:** The Bank of Ireland **Director:** Cork University Foundation, Development Consultants International Ltd., The Entreprise Trust
M. Pierre Pringuet	05.02.2000	2003	11,800	
Directors				
Mrs. Françoise Hémard	06.09.1983	2007	46,174	
Mrs. Danièle Ricard	06.16.1969	2004	60,164	**Chairman and Chief Executive:** Société Paul Ricard **Vice-Chairman and Chief Executive Officer:** Société Paul Ricard et Fils **Manager:** Société Presqu'île de Cassis
Mr. Jean-Claude Beton	06.11.1987	2004	14,759	**Chairman and Chief Executive Officer:** Forbees S.A. **Manager:** GFA Grand Ormeau **Director:** Somecin

First name and surname or corporate name of the member	Date of first appointment	Date of expiry of mandate (1)	Number of shares held as at 12.31.02	Mandates exercised outside of the Group
Mr. Jean-Dominique Comolli Independent Director	05.06.1997	2002	51	**Chairman and Chief Executive Officer:** SEITA **Co-Chairman:** Altadis (France) **Administrateur:** Altadis (Spain)
Lord Douro* Independent Director	03.18.2003	2002	-	**Chairman:** Framlington Group (Great Britain), Richemont Holding UK Ltd (Great Britain) **Director:** Compagnie Financière Richemont AG (Switzerland), Global Asset Management Worldwide (Great-Britain), Sanofi-Synthélabo (France)
Mr. François Gérard	12.10.1974	2005	34,100	
Mr. Rafaël Gonzalez Gallarza	07.17.1997	2007	50	**Chairman of the Board of Directors:** Prensa Malaguena S.A., Société Immobilière et Financière pour l'Alimentation (S.I.F.A.) **Director:** Endesa
Mr. Jean-Jacques Laffont Independent Director	05.31.2002	2007	80	**Member of the Board:** Société d'Économétrie **Member of the Management Committee:** Association Française de Sciences Économiques
Mr. Gérard Théry Independent Director	05.04.1999	2004	125	**Chairman:** Génération Numérique BFT **Chairman of the Board of Directors:** Fondation Mécénat Musical (Société Générale) **Director:** ERAP
Paul Ricard S.A., represented by Mrs. Béatrice Baudinet**	06.09.1983	2002	6,548,373	

* Lord Douro was coopted at the meeting of the Board of Directors of March 18, 2003.
** Mrs. Béatrice Baudinet is Vice-Chairman of the Board of Directors of Paul Ricard S.A.

(1) The term of office expires at the end of the Shareholders' Meeting deliberating on the financial statements for the year mentioned.

Other mandates exercised within the Group:

Mr. Patrick Ricard (Chairman and Chief Executive Officer)

French companies:

Director (MARTELL & Co, PERNOD RICARD EUROPE, PR FINANCE S.A.); Permanent Representative of PERNOD RICARD S.A. on the Board of Directors (CUSENIER, JFA, PERNOD, RICARD, SANTA LINA); Permanent Representative of Santa Lina (C.F.P.O.); Member of the Management Board (PR North America, PR Central and South America, PR ASIA); Permanent Representative of International Cognac Holding (RENAULT BISQUIT).

Foreign companies:

Chairman of the Board of Directors (COMRIE PUBLIC LIMITED Company); Director (AUSTIN NICHOLS and Co Inc, BOULEVARD Export Sales Inc, CHIVAS Brothers Ltd, DISTILLERIE FRATELLI RAMAZZOTTI, DUNCAN FRASER and Company Limited, GLENFORRES GLENLIVET DISTILLERY, HOUSE OF CAMPBELL Ltd, IRISH DISTILLERS GROUP Ltd, MUIR MACKENZIE and Company Limited, PERIBEL, PERI MAURITIUS, PERNOD RICARD SWISS, PR LARIOS, PR ACQUISITIONS III, PR NEDERLAND SPIRITS AND WINES B.V., POLAIREN TRADING LIMITED, POPULOUS TRADING LIMITED, SANKATY TRADING LIMITED, THE GLENLIVET DISTILLERS, WHITE HEATHER DISTILLERS Limited, W. WHITELEY and Company Limited, WORLD BRANDS Duty Free Ltd, and ABERLOUR GLENLIVET DISTILLERY Company Limited); Permanent Representative of PERNOD RICARD S.A. on the Board of Directors (CAMPBELL DISTILLERS Limited, HAVANA CLUB HOLDING S.A).

Mr. Thierry Jacquillat (Vice-Chairman)

French companies:

Chairman and Chief Executive Officer (PR FINANCE S.A., SANTA LINA); Permanent Representative of PERNOD RICARD S.A. on the Board of Directors (GALIBERT & VARON Lignères, C.F.P.O., ETABLISSEMENTS VINICOLES CHAMPENOIS (E.V.C.)), PERNOD RICARD EUROPE; Member of the Management Board (PR NORTH AMERICA, PR CENTRAL AND SOUTH AMERICA, PR ASIA)); Director (JFA, PERNOD, RICARD).

Foreign companies:

Chairman (HAVANA CLUB HOLDING S.A., HOUSE OF CAMPBELL Limited); Member of the Supervisory Board (WYBOROWA SA); Director (BOULEVARD DISTILLERS AND IMPORTERS, PERNOD RICARD JAPAN K.K, PERICEYL PRIVATE LIMITED, COMRIE PUBLIC LIMITED Company, ABERLOUR GLENLIVET DISTILLERY Company Limited, AUSTIN NICHOLS and Co Inc., AUSTIN NICHOLS Export Sales, Inc., BOULEVARD Export Sales Inc., DISTILLERIE FRATELLI RAMAZZOTTI, DUNCAN FRASER and Company Limited, GLENFORRES GLENLIVET DISTILLERY, IRISH DISTILLERS GROUP Ltd, MUIR MACKENZIE and Company Limited, PERIBEL, PR LARIOS, POLAIREN TRADING LIMITED, POPULOUS TRADING LIMITED, PR ACQUISITIONS III, SANKATY TRADING LIMITED, WHITE HEATHER DISTILLERS Limited, W. WHITELEY and Company Limited, WORLD BRANDS Duty Free Ltd, and CAMPBELL DISTILLERS Limited).

Mr. Richard Burrows (Director General)

French companies:

Director General (PR FINANCE S.A.); Director (PERNOD RICARD EUROPE, PERNOD, RICARD, Martell & CO).

Foreign companies:

Member of the Supervisory Board (WYBOROWA SA); Director (BOULEVARD DISTILLERS AND IMPORTERS, CHIVAS BROTHERS (AMERICAS) Ltd, CHIVAS BROTHERS (EUROPE) Ltd, CHIVAS BROTHERS (JAPAN) Ltd, CHIVAS BROTHERS Ltd, DILLON BASS Ltd, GALLWEY LIQUEURS Ltd, IRISH DISTILLERS Ltd, IRISH DISTILLERS -TRUSTEES Ltd, IRISH MANAGEMENT INSTITUTE, LONG MOUNTAIN WINES (PTY) Ltd, PERNOD RICARD AUSTRALIA Pty Limited, PR NEWCO 1, PR NEWCO 2, PR NEWCO 3, PR NEWCO 4, PR NEWCO 5, PROUDLEN (NI) Ltd, PROUDLEN DITILLERY Ltd, PR SOUTH AFRICA (PTY) Ltd, THE GLENLIVET DISTILLERS, AUSTIN NICHOLS and Co Inc., IRISH DISTILLERS GROUP Ltd, POLAIREN TRADING LIMITED, POPULOUS TRADING LIMITED, SANKATY TRADING LIMITED, PERI MAURITIUS, SEAGRAM INDIA and WATERCOURSE DISTILLERY Ltd).

Mr. Pierre Pringuet (Director General)

French companies:

Director General (PR. FINANCE S.A.); Director (PERNOD RICARD EUROPE, PERNOD, RICARD, Martell & CO).

Foreign companies:

Chairman of the Board (PR SWISS); Chairman of the Supervisory Board (WYBOROWA SA); Member of the Supervisory Board (AGROS HOLDING SA); Director (PR HONG KONG, G.W.S., PERNOD RICARD AUSTRALIA Pty Limited, PERNOD RICARD BELGIUM, PR DEUTSCHLAND, PR JAPAN K K, SCITRIUM EUROPE INVESTMENTS B.V., TAYLOR BURNHAM INDUSTRIES B.V., AUSTIN NICHOLS and Co Inc., DISTILLERIE FRATELLI RAMAZZOTTI, IRISH DISTILLERS GROUP Ltd, IRISH DISTILLERS Ltd, PR LARIOS, PR. NEDERLAND SPIRITS AND WINES B.V., The GLENLIVET DISTILLERS, CHIVAS BROTHERS Ltd, and SEAGRAM INDIA).

Mr. François Gérard (Director)

French companies

Director (CUSENIER, MARTELL & Co, PERNOD)

Mr. Rafaël Gonzales Gallarza (Director)

Foreign companies

Chairman of the Board of Directors (PR LARIOS); Director (CHIVAS BROTHERS, Ltd, PR NEWCO 1, PR NEWCO 2, THE GLENLIVET DISTILLERS, RUAVIEJA).

Comments on the Board of Directors' composition

- Representing the single delegation of PERNOD RICARD S.A.'s personnel on the Board of Directors: Mrs. Nathalie Hody and Mrs. Julia Massies. This representation took effect at the Board of Directors' meeting of March 18, 2003.

- Lord Douro, Arthur Charles Valerian Wellesley, was coopted as a Director at the Board meeting on March 18, 2003, to replace Mr. Jean-René Fourtou who resigned his functions. The ratification of the Lord Douro's coopting is proposed for approval by vote of the present Meeting.

- Lord Douro, of British nationality, was born on August 19, 1945. He is married with five children.
  He was a Member of the European Parliament from 1979 to 1989 and Chairman of Sun Life and Provincial Holdings plc from 1995 to 2000.
  He currently exercises the following mandates:
  - Director of Sanofi-Synthélabo (France)
  - Chairman of Framlington Group (United Kingdom)
  - Chairman of Richemont Holding UK Ltd (United Kingdom)
  - Director of Compagnie Financière Richemont AG (Switzerland)
  - Director of Global Asset Management Worldwide (United Kingdom)

He owns 50 PERNOD RICARD shares.

- The Board of Directors consists of 12 members elected for 6 years. In accordance with the company's by-laws, every Director must be the owner of 50 shares in the company through his/her term of office.
  Four Directors qualify as Independent Directors and meet the qualification criteria recommended by the Viénot reports and the Bouton report on corporate governance. They are Messrs. Jean-Dominique Comolli, Jean-Jacques Laffont, Gérard Théry and Lord Douro.

- The Board of Directors is convinced of the importance of having Independent Directors. It recommends the approval by vote of Meeting of May 7, 2003, the appointment of two new Independent Directors; Mr. Didier Pineau-Valencienne and Mr. William Webb.

- There are no Directors elected by the employees.

Role and operating of the Board of Directors

- At its meeting on December 17, 2002, the Board of Directors approved the company's by-laws. The purpose of the by-laws is to complete the legal, regulatory and statutory rules so as to specify the operating methods of the Board. They stipulate rules of diligence, confidentiality and of conflicts of interest disclosure.

- The by-laws stipulate the various rules for trading in the Company's shares by the Directors. They require the registration of Directors' shares in the nominal form and the duty to declare any trading in the company's shares (in compliance with COB regulation no. 2002-01).

Committees of the Board of Directors

Independently of the Strategic Committee, the Board of Directors has established an Audit Committee and a Remuneration Committee.

Strategic Committee

Chairman:	Mr. Patrick Ricard
Members:	Mrs. Danièle Ricard
	Mr. François Gérard
	Mr. Rafaël Gonzalez Gallarza
	Mr. Thierry Jacquillat

The Strategic Committee met 8 times during 2002.
Its mission mainly consists of preparing the strategic decisions submitted for the approval of the Board of Directors. It is also kept informed of the development of the Group's labour relations and the marketing and financial plans.

Audit Committee

The Audit Committee was created on January 29, 2002.

Chairman:	Mr. Thierry Jacquillat
Members:	Mr. Jean-Dominique Comolli
	Mr. Gérard Théry

As an addition to the operating charter adopted in June, 2002, the Audit Committee approved its by-laws at the Board of Directors' meeting of March 18, 2003.

Its missions are principally:

- to ensure the relevance and the permanence of the accounting methods adopted for preparing the consolidated and parent company financial statements as well as suitable treatment of significant transactions at the Group level,
- to analyse the options for the preparation of the financial statements,
- to examine the perimeter of the companies consolidated and, as the case may be, the reasons for which companies are not included,
- to give the Board of Directors recommendations about the renewal of the Statutory Auditors' appointment, about the quality of their work and the amount of their remuneration and to monitor compliance with the rules guaranteeing their independence,
- to examine any financial or accounting matter referred to it by the Board of Directors,
- to examine material off balance sheet risks and commitments.

Activity Report 2002

The Audit Committee was created by a decision of the Board of Directors of January 29, 2002, in a climate that was very new:

- internally, because of the integration of the Wine and Spirits business purchased from Seagram.
- externally, because of the emergence of statutory provisions and new recommendations as regards corporate governance.

During 2002, the Committee held 5 meetings very closely associated with the Finance Department and the Group Auditors. The attendance rate was 93%.

The main work of the Committee, which operates in accordance with the annexed by-laws, involved the following matters:

- Analysis of the essential points of French, European and American legislation and regulations, concerning corporate governance, the function of the Committees and recent modifications made thereto.
- Examination of the acquisition structures, of the method of accounting for assets purchased from Seagram and of the opening balance sheet as at January 1, 2002.
  Special attention has been paid to the valuation of intangible assets, to inventories and to provisions for contingencies and risks.
- Monitoring of Group debt during the year.
- Review of the new organisation of the Finance Departments of the Holding Company and of the direct and indirect subsidiaries, which have been considerably strengthened by a doubling of their workforce and by increased competence as regards tax matters, cash management, management control and internal auditing.
  Special attention has been paid to this function which is better designed centrally.
- Adoption of International Accounting Standards.
  The Committee was involved in a call for tenders from external consultants which was made to study the implementation of the new European Accounting Standards as soon as possible.
- Examination of the situation as at June 30, 2002, and of the consolidated financial statements as at December 31, 2002. The latter question was examined at the meeting on March 13, 2003.
  The Audit Committee met management and the Statutory Auditors several times, with whom it discussed the financial and accounting statements as well as matters where discernment is necessary and the accuracy of the financial statements is involved.
- Examination of the 2002 internal audit reports.
- Review of the organisation of the college of Statutory Auditors.
  The remuneration of the college of Statutory Auditors for 2002 is presented in the table on page 53 called "Fees of the Statutory Auditors and of their partners paid by the Group". The fees, other than those for the audit of the financial statements relate mainly to work carried out at the time of the acquisition of Seagram assets and liabilities and to a study of the procurement procedures.
  The Audit Committee considered that neither the purpose of nor the remuneration for this work were likely to bring into question the independence of their mission as PERNOD RICARD's Statutory Auditors.
  Furthermore, given the expansion of Group operations outside Europe, it seemed suitable to the Board of Directors and to the Statutory Auditors to strengthen the international competence of the college of Statutory Auditors.
  A call for tenders was thus made from the following accounting firms:
  - PriceWaterhouseCoopers
  - Deloitte, Touche & Tohmatsu
  - Ernst & Young
  - KPMG

  The selection of Deloitte, Touche & Tohmatsu was made by the Board of Directors at its meeting on March 18, 2003, following the recommendations made on this matter by the Audit Committee.

2002 was the year of integration of a business, which has virtually doubled the size of the Group Wine and Spirits operations. This has had major consequences for the structure, the organisation and working methods and systems, including in the finance operations. The specialised Group departments accomplished this task with success. 2003 should see the consolidation of this progress and especially in two main areas:

- Examine and establish improved methods and means for strengthening the internal auditing of direct and indirect subsidiaries.
- Assess the accounting and financial matters raised by the changeover to International Accounting Standards as from financial year 2003, whether related or not to the establishing of written accounting procedures.

Remuneration Committee

The Remuneration Committee was created on February 28, 2000.

Chairman:	Mr. Jean-Dominique Comolli*
Members:	Mrs. Danièle Ricard
	Mr. Jean-Claude Beton

* To replace Mr. Jean-René Fourtou, a Director who resigned during 2002.

The Remuneration Committee approved its by-laws at the Board of Directors' meeting of March 18, 2003. Two meetings were held in 2002.

Its missions are principally:

- to recommend to the Board of Directors the means and the amount of the fixed and/or variable remuneration of the Directors, including any benefits in kind and as regards pensions,
- to assess all of the remuneration and benefits received by the Directors, as the case may be, of the other Group companies,
- to ensure the annual application of the rules established by the Board of Directors with a view, in particular, to the calculation of variable remuneration,
- to examine the policy for the remuneration of the leading non-Board member executives of Group companies,
- to recommend to the Board of Directors the general policy for the allocation of stock-options to be granted by the company,
- to examine any matter referred to it by its Chairman, the Board of Directors or the Chairman of the Board of Directors, concerning the above-mentioned matters as well as any proposed capital increases reserved for employees.

In 2002, the Committee's work involved the definition of the remuneration policy for the Executive Directors and the rules for the allocation of the options.

- The Group's remuneration policy for Executive Directors is a policy which is deliberately based on results. Because of this, the variable portion, calculated according to criteria based on operating profit, earnings per share and debt, may represent the main part of their remuneration.

- The rules for the allocation of options to Executive Directors and to high-level executives is part of the overall remuneration policy defined by the Remuneration Committee and approved by the Board of Directors. They are based on the level of responsibility, the realisation of the objectives of the Group or of the relevant subsidiary as well as on individual performance. The table called "Summary of the allocation of stock-options" highlights the share of options allocated to the Executive Directors of PERNOD RICARD S.A. as well as to the ten highest-paid Group employees.

Future Composition of the Audit and Remuneration Committees

Subject to the appointment by the General Meeting as a new Director of Mr. Didier Pineau-Valenciennes and of the ratification of the coopting of Lord Douro, the Board of Directors envisages approving the following composition of the Audit and Remuneration Committees:

Audit Committee
Chairman: Mr. Thierry Jacquillat
Members: Mr. Gérard Théry
Mr. Didier Pineau-Valencienne

Remuneration Committee
Chairman: Mr. Jean-Dominique Comolli
Members: Mrs. Danièle Ricard
Lord Douro

Evaluation of the Board of Directors

Once a year, the Board of Directors raises the question of its own composition as well as that of the various Committees and makes sure of the suitability of its organisation and of that of its operating to its missions. It regularly assesses the level of attendance at the meetings and ensures that the matters on the agenda are properly discussed.
Furthermore, it periodically carries out a formal evaluation of its work. The Board met 8 times during 2002. The attendance rate was 94%.

Statutory Auditors

PERNOD RICARD's Statutory Auditors

- Compagnie Consulaire d'expertise Comptable Jean Delquié (CCCJD), represented by Mr. Benoît Fléchon, 84, Boulevard de Reuilly, 75 012 Paris,
  appointed at the General Meeting of May 12, 1993 and whose mandate was renewed for a term that will end after the General Meeting called to approve the financial statements for 2004.
- Société d'Expertise Comptable A.&L. Genot Groupe RSM Salustro Reydel, represented by Mr. Alain L. Genot, Le Grand Pavois, 320, Avenue du Prado, 13 268 Marseille Cedex 08,
  appointed for the first time at the General Meeting of June 11, 1987 and whose mandate will end after the General Meeting called to approve the financial statements for 2004.
- Cabinet Mazars & Guérard, represented by Messrs. Frédéric Allilaire and Xavier Charton, Le Vinci, 4 allée de l'Arche, 92 075 La Défense Cedex,
  appointed for the first time at the General Meeting of June 11, 1987 and whose mandate was renewed for a term that will end after the General Meeting called to approve the financial statements for 2003.

Fees of the Statutory Auditors and of their associate members paid by the Group

	Mazars & Guérard				CCCJD				A.&L. Genot				Other			
	Amount (€ thousand)		%		Amount (€ thousand)		%		Amount (€ thousand)		%		Amount (€ thousand)		%	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
AUDIT SERVICES																
• Statutory audits services	3,286	2,686	43	55	130	120	70	97	136	113	60	81	387	57	71	100
• Other financial audit work	4,327*	2,042*	56	42	55	4	30	3	92	26	40	19	158	-	29	-
Sub-total audit	**7,613**	**4,728**	**99**	**97**	**185**	**124**	**100**	**100**	**228**	**139**	**100**	**100**	**545**	**57**	**100**	**100**
OTHER SERVICES																
• Legal, tax	39	143	1	3	-	-	-	-	-	-	-	-	-	-	-	-
• Information Technology	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other services sub-total	**39**	**143**	**1**	**3**	-	-	-	-	-	-	-	-	-	-	-	-
Total	**7,652**	**4,871**	**100**	**100**	**185**	**124**	**100**	**100**	**228**	**139**	**100**	**100**	**545**	**57**	**100**	**100**

* Missions mainly relating to acquisition audit work carried out at the time of the Seagram acquisition by PERNOD RICARD

Interests of the Senior Executives and Directors: remuneration and stock-options programme

Executive Officers and Directors' remuneration

(euros)	Fixed remuneration including subsidiaries' Director's fees	Variable remuneration for 2002	Directors' fees	Total remuneration for 2002
Chairman and CEO				
Mr. Patrick Ricard	880,702	1,426,504	29,400	2,336,606
Vice-president				
Mr. Thierry Jacquillat	595,684		29,400	625,084
Directors General				
Mr. Richard Burrows	579,357	832,696		1,412,053
Mr. Pierre Pringuet	579,444	832,696		1,412,140
Directors				
Mrs. Françoise Hémard			29,400	29,400
Mrs. Danièle Ricard			29,400	29,400
Mr. Jean-Claude Beton	37,041		29,400	66,441
Mr. Jean-Dominique Comolli			44,100	44,100
Mr. Jean-René Fourtou			22,050	22,050
Mr. François Gérard			29,400	29,400
Mr. Rafaël Gonzalez Gallarza	234,688		29,400	264,088
Mr. Jean-Jacques Laffont			22,050	22,050
Mr. Gérard Théry			44,100	44,100
Société Paul Ricard			29,400	29,400

The table of Directors' remuneration provides the fixed portion and the variable portion of the remuneration received for the past year. This represents a change in the method of presentation compared with that made to the previous General Meeting, which took into account the remuneration corresponding to fixed portion received in 2001 for 2001 and the variable portion received in 2001 for 2000.

Remuneration policy for the Directors

For 2002, total Directors' fees allocated to the Board of Directors amounted to € 382,200. The division was made in equal shares of € 29,400 and the Independent Directors on the Audit Committee received an additional allocation of € 14,700.

It is recommended to the General Meeting of May 7, 2003, to increase total Directors' fees allocated to the Board of Directors to € 528,000 as from 2003. It has been decided to establish, in the rules of allocation, a fixed portion and a variable portion in order to take into account the actual contribution of each Director or independent member of the Committees to the Board's work as well as absenteeism.

Remuneration policy for the Senior Executives and for the allocation of stock-options

Remuneration

The variable portion may represent the main part of Senior Executives' remuneration. It is based on the criteria of operating profit, earnings per share and debt. This policy was confirmed at the time of the discussions of the Remuneration Committee in 2002.

Stock-options

The rules for the allocation of options to executive directors are calculated according to the level of responsibility, the realisation of Group objectives and individual performance.

Table of stock-options granted to each Director and options exercised by them

	Number of stock-options *granted / exercised*	€ Price	Due date	Plan n°
Options granted in 2002				
to Executive Officers				
P. RICARD	21,344	92.15	12.17.2012	11
P. PRINGUET	17,076	92.15	12.17.2012	11
R. BURROWS	17,076	92.15	12.17.2012	11
Options exercised in 2002				
by Executive Officers and Directors				
P. RICARD	18,000	40.55	12.19.2006	2
T. JACQUILLAT	15,120	46.85	10.04.2004	1
"	24,000	40.55	12.19.2006	2
P. PRINGUET	3,800	46.85	10.04.2004	1
"	6,000	40.55	12.19.2006	2
"	3,500	56.70	01.28.2009	4

Table of stock-options granted to the top ten beneficiary salaried executives of the Group and options exercised by them

	Number of options granted / exercised	€ Price	Plan n°
Options granted in 2002 by the parent company to the top ten salaried executives of the parent company and of any company included in the perimetre of consolidation, the number of options for which is the highest.	76,059	92.15	11
Options held for the parent company's shares exercised in 2002 by the top ten salaried executives of the parent company and of any company included in the perimetre of consolidation, the number of options thus exercised is the highest.	86,612	42.81	1/2/4

Summary of the allocation of stock-options (Situation at December 31, 2002)

	Plan n° 1	Plan n° 2	Plan n° 3	Plan n° 4	Plan n° 5	Plan n° 6	Plan n° 7	Plan n° 8	Plan n° 9	Plan n° 10	Plan n° 11
Date of authorisation by the Extraordinary Shareholders'Meeting	05.12.93	05.12.93	05.12.93	05.05.98	05.05.98	05.05.98	05.05.98	05.03.01	05.03.01	05.03.01	05.03.01
Date of allocation by Board of Directors	10.04.94	12.19.96	12.19.97	01.28.99	01.27.00	09.27.00	12.19.00	09.19.01	12.18.01	02.11.02	12.17.02
Type of options	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Subscription	Subscription	Subscription
Total number of options allocated	775,130	835,800	244,596	233,084	266,842	60,000	299,925	38,674	665,658	111,187	690,438
Comprising options granted to senior executives of PERNOD RICARD S.A.	39,060	56,400	52,846	20,863	25,820	60,000	30,112	0	83,478	0	55,496
To the top ten beneficiary salaried executives of the Group	74,340	76,800	38,465	45,808	45,197	0	49,806	38, 674	87,778	21,854	76,059
Opening date for exercice of the options	10.04.94	12.19.96	12.19.97	01.28.99	01.27.00	09.27.00	12.19.00	09.19.01	12.18.01	02.11.02	12.17.02
Expiry date	10.04.04	12.19.06	12.19.07	01.28.09	01.27.10	09.27.10	12.19.10	09.19.11	12.18.11	02.11.12	12.17.12
Subscription price	€ 46.85	€ 40.55	€ 45.89	€ 56.70	€ 59.90	€ 54.50	€ 58.30	€ 78.70	€ 77.00	€ 81.50	€ 92.15
Number of options subscribed as of 12.31.02	601,033	587,350	1,403	5,962	0	0	0	0	605	0	0
Options cancelled during 2002	0	0	0	1,309	2,770	0	2,229	0	4,576	7,252	0
Unexercised options as of 12.31.02	104,167	231,814	213,459	214,479	258,009	60,000	297,059	38,674	660,477	103,935	690,438

In accordance with the authorisation given to it by the Extraordinary General Meeting of shareholders of May 3, 2001, the Board of Directors of PERNOD RICARD set up two company stock-options plans in favour of the senior Group executive on February 11, and December 17, 2002.

The plan of February 11, 2002 involved 111,187 stock-options granted in favour of 84 beneficiaries at an average price of € 81.5 each; corresponding to the average PERNOD RICARD share price during the 20 trading sessions preceding the Board meeting which decided this allocation. A discount of approximately 5% was offered on this price. The Executive Directors of PERNOD RICARD do not benefit from these options.

The plan of December 17, 2002 involved 690,438 stock-options in favour of 398 persons at an average of € 92.15 each. The allocation price corresponds to the average PERNOD RICARD share price during the 20 trading sessions preceding the Board meeting which decided this allocation. No discount was offered on this average price. 55,496 options have been granted to Executive Directors of PERNOD RICARD.

GENERAL INFORMATION ON THE COMPANY AND ITS SHARE CAPITAL


Pernod Ricard

General information on the Company

Business name: PERNOD RICARD

Head office: 12, place des Etats-Unis 75116 PARIS

Legislation: PERNOD RICARD is a Société Anonyme incorporated in France with a Board of Directors governed by the "Code of Commerce".

Date of formation and duration: It was formed on July 13, 1939 for a period of 99 years which will expire on the same day of the year 2038.

The purpose of the company, as mentioned in Article 2 of the company's by-laws, is fully reported as follows:
" The purpose of the company is:
Directly or indirectly, the manufacture, purchase and sale of all wines, spirits and liqueurs, as well as alcohol and food products or raw materials, the use, transformation and trading in all its forms of finished or semi-finished products, by-products and substitutes generated by the main production operations carried out in the distilleries or other industrial establishments of the same type.
The above operations may be carried out on a wholesale, semi-wholesale or retail basis and in any places in France or outside of France.
Storage, purchase and sale arising from the above list.
The representation of any French or foreign manufacturers, producing, manufacturing or selling products of the same type.
Investment in any businesses or operations whatsoever, that may be related to the production or the trading in the same products, in any form whatsoever, through the creation of new companies, contributions, subscriptions, purchases of securities or voting rights, etc.
Any operations connected to the hotel industry and the leisure business in general, notably the investment by the company in any enterprises or companies, created or to be created, businesses or operations whatsoever that may be related to the hotel industry or leisure in general, it being specified that the company may conduct all these transactions on its own account or on behalf of third parties, either alone, or through equity investment or partnerships or companies with any third parties or other companies, and carry them out in any form whatsoever, such as through contributions, mergers, subscriptions or the purchase of securities or voting rights, etc
Investments in any industrial, commercial, agricultural, property, financial or other companies, formed or to be formed, whether French or foreign.
The acquisition, disposal, exchange and any transactions involving shares, equity interests or partnership holdings, non-voting preference shares, convertible bonds, equity warrants, bonds with equity warrants and, generally, any securities and property rights whatsoever.
Any agricultural, crop growing, arboriculture, cattle breeding or wine growing operations etc. Any connected or derived agricultural or industrial operations relating thereto.
And, generally, any industrial, commercial, financial, property or securities operations related directly or indirectly to the above purposes and being capable of encouraging their development".

Registration number: The Company is registered in the Paris Commercial and Companies' Register under number RCS 582 041 943 PARIS (58 B 4194).

Legal documents: Legal documents (articles of association, minutes of Shareholders' Meetings, reports of auditors, etc) can be consulted at the Head Office, 12, place des Etats-Unis, 75116 PARIS, France.

Financial year: The financial year of the company commences on the first of January and ends on the thirty-first of December of each year.

Statutory allocation of profits:

Net profits are constituted by the income of the company as shown in the income statement, less general expenses and other wage and social security costs, depreciation and amortisation of assets and any provisions for commercial or industrial risks, where they exist.

- From net profits, less, where applicable, previous years' losses, 5% to the legal reserve until it reaches the legal level ;
- From the balance, 6% as an interim dividend ;
- From the available surplus, by decision of the Shareholders' Meeting, to be either carried forward or allocated to a reserve fund ;
- The balance is split among shareholders as an additional dividend.

The Ordinary Shareholders' Meeting is authorised to deduct from non-statutory reserves constituted in prior years, any amounts that it considers should be:

- either distributed to the shareholders or allocated to a total or partial amortisation of the shares
- or capitalised or allocated to the redemption and cancellation of the shares.

The Shareholders' Meeting deliberating on the accounts has the right of granting each shareholder, for some or for all of the dividend distributed or advanced, a choice between payment of dividends either in cash in shares.

Shareholders' Meetings

The shareholders meet every year for an Ordinary Shareholders' Meeting.

The Shareholders' Meeting is convened by the Board of Directors.

Notice is given by an announcement inserted in one of the newspapers authorised to receive legal announcements in the Department of the registered office, and, furthermore, in the Bulletin des Annonces Légales Obligatoires (BALO) (Bulletin of Mandatory Legal Notices).

The shareholders, who are holders of registered shares for at least one month at the date of the notice of the meeting, are convened to any Shareholders' Meeting by ordinary letter.

The Shareholders' Meeting consists of all the shareholders, whatever the number of shares they hold. No one can represent a shareholder at a meeting if he/she or his/her spouse is not a shareholder him/herself or the spouse of a shareholder him/herself.

The right to attend Shareholders' Meeting or to be represented at them is subject, for the holders of registered shares, to the registration in a securities account of their shares at least five days before the meeting and for the holders of bearer shares, within the same time, to the lodging at the places indicated in the notice of the meeting of a certificate of an authorised intermediary recording the non-availability of their shares until the date of the Meeting.

a/ Multiple voting rights

A voting right double that conferred on other shares, as regards the quota of authorised share capital it represents, shall be attributed to all fully paid-up shares that can be shown to have been registered in the name of the same shareholder for at least ten years, commencing on May 12, 1986 inclusive. (Extraordinary Shareholders' Meeting of June 13, 1986)

In the event of a capital increase through the capitalisation of reserves, profits or share premiums, the registered shares attributed free of charge to one shareholder, on the basis of existing shares from which he/she benefits from this right, also have a voting right double that conferred on other shares, as from their issue.

Any share converted into bearer form or the ownership of which is transferred loses the double-voting right.

b/ Restriction on voting rights

Each member of the Shareholders' Meeting has as many votes as he possesses and represents in shares, up to 30% of the voting rights. (Extraordinary Shareholders' Meeting of June 13, 1986)

c/ Declaration of statutory limits

Any natural person or corporate body who comes to possess a percentage holding greater than 0.5% of the authorised capital must inform the company of the total number of shares possessed by registered letter with acknowledgement of receipt, within a period of fifteen days from the date on which this limit is exceeded. This notification must be repeated, under the same conditions, each time the limit is exceeded by each fraction of 0.5% until the limit of 4.5% inclusive is reached.

In the event of non-compliance with the obligation mentioned in the previous paragraph, shares in excess of the non-declared amount are deprived of voting rights, at the request set down in the minutes of the Shareholders' Meeting of one or more shareholders holding at least 5% of the authorised capital; for any Shareholders' Meeting that is held until expiry of the period stipulated by Article L. 233-14 of the Code of Commerce following the date the notification is regularised. (Extraordinary Shareholders' Meeting of May 10, 1989)

General information on the share capital

The conditions which the articles of association impose on modifications to the share capital and the rights of shares comply, in all respects, with the legal provisions. The articles of association do not provide for any exceptional treatment and do not impose any particular conditions.

Paid-up share capital

The capital has been set at TWO HUNDRED AND EIGHTEEN MILLION FIVE HUNDRED THOUSAND AND SIX HUNDRED AND FIFTY-ONE EUROS AND TEN EUROCENTS (€ 218,500,651.10). This is the situation as at February 14, 2003, following the increase in share capital through the capitalisation of reserves and the distribution of bonus shares on the basis of one bonus share for four existing shares.

It is divided into seventy million four hundred and eighty-four thousand and eighty-one (70,484,081) shares, fully paid-up and of the same class.

Authorised unissued share capital

In the table below, can be found a summary of the resolutions adopted by the Extraordinary Shareholders' Meeting (ESM) authorising the Board of Directors to increase or reduce the authorised share capital:

Date of ESM	Resolution N°.	Purpose	Time set
05/31/02	**10**	**Authorisation to reduce the authorised share capital**	**24 months**
05/03/01	**1**	**Authorisation to issue shares** In the company with cancellation of preferential subscription rights in order to grant stock-options to senior executives and directors of the company or of associated companies.	**5 years**
05/03/01	**2**	**Authorisation to increase the authorised share capital** (2) With maintenance of the preferential subscription rights for € 304,898,034.47.	**26 months**
05/03/01	**3**	**Authorisation to issue shares** (1) and/or securities providing access to the capital of the company with cancellation of preferential subscription rights for € 304,898,034.47.	**26 months**
05/31/02	**11**	**Cancellation of previous authorisations (resolutions 2 and 3 of the Ordinary Shareholders' Meeting of May 3, 2001)** in the event of public bids or exchange offers except for issues of securities approved prior to the declaration of the bid.	**Until the next OSM**
05/03/01	**5**	**Authorisation to increase the authorised share capital** With cancellation of preferential subscription rights, the beneficiaries to be subscribers to a corporate savings scheme and/or a voluntary partnership employee savings scheme, with the overall par value of shares that could be issued to be set at 5% of the current share capital.	**5 years**

Notes 1 et 2: see following page.

(1) This authorisation was partially used by the Board of Directors for the issue by PERNOD RICARD of bonds (OCEANE) convertible into new shares and/or exchangeable for existing shares on February 13, 2002. The issue concerns 4,567,757 OCEANE bonds for a total amount of € 488,749,999. Following the increase in share capital with effect from February 14, 2003 on the basis of one new share for four existing shares, the allocation ratio has been adjusted with the bond now giving right to the conversion and/or exchange of one bond for 1.25 PERNOD RICARD share.

(2) This authorisation was partially used by the Board of Directors at the time of the increase in share capital through the capitalisation of reserves and distribution of bonus shares, with effect from February 14, 2003, on the basis of one bonus share for four existing shares. The resulting increase in share capital amounted to € 43,700,129.60.
Following these two uses and the creation of 605 new shares resulting from the exercise of stock-options, the residual nominal value of the shares capable of being issued under the 2nd and 3rd resolutions of the Extraordinary Shareholders' Meeting of May 3, 2001, amounts to sixty-eight million six hundred and ninety-seven three hundred and twenty-two Euros and sixty-seven Eurocents (€ 68,697,322.67).

If one takes into account all stock-options issued (and not exercised so far) under the various stock-options plans in favour of the Group personnel, the residual nominal value of the shares capable of being issued amounts to sixty-three million fifty-nine thousand seven hundred and seventy-seven Euros and thirty-seven Eurocents (€ 63,059,777.37).

Resolutions submitted to the ESM of May 7, 2003, authorising the Board of Directors to increase the share capital:

- Resolution 16 authorises the Board of Directors to reduce the capital by the cancellation of shares owned by the company and acquired by it further to Article L.225-209 of the Code of Commerce pursuant to the authorisation given by the Ordinary Shareholders' Meeting of May 7, 2003.
- Resolution 17 cancels the delegation of the same type granted by the ESM of May 3, 2001, which it replaces.
- Resolution 18 cancels the delegation of the same type granted by the ESM of May 3, 2001, which it replaces.
- Resolution 19 cancels the delegation of the same type granted by the ESM of May 3, 2001, which it replaces.
- Resolution 20 suspends the preceding delegation of power at the time of public bids or exchange offers, except for issues of securities approved prior to the declaration of the bid.

Resolution N°.	Purpose	Period
16	**Authorisation to reduce the Share Capital**	**24 months**
17	**Authorisation to increase the Share Capital** With cancellation of preferential subscription rights, the beneficiaries to be subscribers to a corporate savings scheme and/or a voluntary partnership employee savings scheme, with the overall nominal value of shares that may be issued to be set at 5% of the current share capital	**5 years**
18	**Authorisation to increase the Share Capital** With maintenance of preferential subscription rights for € 200,000,000.	**26 months**
19	**Authorisation to issue shares** and/or securities providing access to the capital of the company with cancellation of preferential subscription rights for € 200,000,000	**26 months**
20	**Cancellation of previous authorisations** Resolutions 18 and 19 of the previous Meeting in the event of public bids or exchange offers for the issues of securities approved prior to the declaration of the bid	**Until the next OSM**

There are currently no securities non-representative of capital.

OCEANE bonds (providing access subsequently to the share capital)

PERNOD RICARD issued 4,567,757 bonds for € 488,749,999 convertible into new shares and/or exchangeable into existing shares (OCEANE) with a nominal value of € 107 each, exercisable from February 13, 2002. The term of this borrowing is 5 years and 322 days as from February 13, 2002. The normal full redemption will take place on January 1, 2008, by repayment at a price of € 119.95 per OCEANE bond. The OCEANE bonds bear interest at 2.50% per annum, payable in arrears on January 1 of each year.

- The exercise period for the option to convert or exchange the OCEANE bonds is from February 13, 2002 to the 7th working day which precedes the redemption date.
- Following the increase in share capital, as from February 14, 2003, through the capitalisation of reserves and creation of new shares on the basis of one bonus share for four existing shares, the allocation ratio of the OCEANE bonds has been adjusted with the one bond now giving right to conversion and/or exchange for 1.25 PERNOD RICARD shares.
- As at December 31, 2002, all of the OCEANE bonds remained in circulation and may give right to conversion or exchange into 5,709,697 PERNOD RICARD shares (after adjustment for the increase in share capital with effect from February 14, 2003).

Stock-options

As at December 31, 2002, the stock-options issued and not exercised under the various stock-option plans granted to the Group personnel amounted to 1,454,850.

Following the increase in share capital through the capitalisation of reserves with effect from February 14, 2003, the allocation ratio of the stock-options has been adjusted. Thus, the total number of PERNOD RICARD shares capable of being created pursuant to the exercise of the stock-options amounts to 1,818,563 shares (after adjustment for the increase in share capital with effect from February 14, 2003).

Evolution of capital

Capital before	Shares	Par value	Year	Nature of transaction	Amount	Effective date	Shares created	Share premium	Capital stock	Capital after	Nominal value
FRF 939,777,680	49,988,884	FRF 20	1994	Bonus issue	1 for 5	07.1.94	9,397,776	N/A[1]	56,386,660	FRF 1,127,733,200	FRF 20
FRF 1,127,733,200	56,386,660	FRF 20	2001	Conversion into Euros	N/A	10.31.01	N/A	N/A	56,386,660	€ 174,798,646	N/A[2]
€ 174,798,646	56,386,660	N/A[2]	2003	Exercise of options	N/A	08.12.02[3]	605	€ 73.9	56,387,265	€ 174,800,521.5	N/A[2]
€ 174,800,521.5	56,387,265	N/A[2]	2003	Bonus issue	1 for 4	02.14.03	14,096,816	N/A	70,484,081	€ 218,500,651.10	N/A[2]

(1) N/A: Not Available

(2) At the time of the conversion of the share capital into Euros, PERNOD RICARD decided to suppress the par value of the shares in the Articles of Association.

(3) The shares resulting from the exercise of the options were created on August 12, 2002. The corresponding increase in share capital was recorded by the Board of Directors on January 28, 2003.

Analysis of share capital and voting rights

Shareholders	Situation as of 03.18.2003 Number of shares	% of capital	% of the voting rights	Situation as of 04.15.2002 Number d'actions	% of capital	% of the voting rights	Situation as of 02.28.2001 Number d'actions	% of capital	% of the voting rights
S.A. Paul Ricard	8,435,671 [1]	12.0	18.9	6,558,537	11.6	18.6	6,543,032	11.6	18.9
Société Immobilière et Financière pour l'Alimentation (S.I.F.A.)	7,215,373 [2]	10.2	16.3	5,772,299	10.2	16.3	5,772,299	10.2	16.6
Shares held by the personnel	1,545,532	2.2	2.8	1,300,198	2.3	3.1	1,371,594	2.5	3.2
FRM Corp and Fidelity International limited	1,993,785 [3]	2.8	2.4	2,833,687	5	4.2	-	-	-
Société Générale Group	3,172,483 [4]	4.5	3.7	-	-	-	-	-	-
La Caisse des Dépôts et Consignation (CDC Ixis)	2,859,992 [5]	4.1	3.4	2,851,151	5.1	4.2	-	-	-
Silchester International Investors Ltd (UK) (*)	1,342,811 [6]	1.9	1.6	-	-	-	2,844,093	5	4.3
BNP PARIBAS	366,620 [7]	0.5	0.4	-	-	-	-	-	-
ATOUT France EUROPE	400,000 [8]	0.6	0.5	-	-	-	-	-	-
PERNOD RICARD									
- Treasury shares	1,734,892	2.5	-	1,704,230	3	-	3,112,004	5.5	-
- Auto-control	-	-	-	173,583	0.3	-	196,583	0.4	-
Others and Public	41,416,922	58.7	50,0	35,192,975	62.5	53.6	36,547,055	64.8	57
TOTAL	**70,484,081**	**100**	**100**	**56,386,660**	**100**	**100**	**56,386,660**	**100**	**100**

For a single declaring shareholder, we only report the most recent declaration.

(*) Acting on behalf of institutional investors and mutual funds managed by Silchester.
(1) S.A.Paul Ricard is wholly-owned by the Ricard family.
(2) SOCIETE IMMOBILIÈRE POUR L'ALIMENTATION (S.I.F.A.) is 47.5%-owned by Kirin Brewery Company Limited.
Among the other shareholders, PERNOD RICARD owns a minority interest in the capital of SIFA through its subsidiary Santa Lina.

(3) Declaration of February 19, 2003 (reduction to below the level of 5%).
(4) Declaration of January 24, 2003.
(5) Declaration of March 3, 2003 (reduction to below the level of 5%).
(6) Declaration of February 22, 2002.
(7) Declaration of September 25, 2002.
(8) Declaration of February 10, 2003.

3 declarations have been made as registered intermediaries:

- A declaration of reduction to below the level of 10% by JP Morgan Chase Investor Services with 6,297,312 shares and 8.9% of the share capital was made on February 17, 2003.
- A declaration by The Northern Trust Company for 1.4% of the share capital was made on February 5, 2003.
- A declaration of increase beyond the level of 5% of the share capital was made by State Street Bank and Trust Company on March 7, 2003, with 3,527,150 shares and 5% of the share capital

The information provided was compiled on March 18, 2003, i.e. after the increase in share capital through the capitalisation of reserves and distribution of bonus shares with effect from February 14, 2003. The number of shares in Year – 1 and Year – 2 has not been restated.

The approximate number of shareholders is estimated to be 60,000 (TPI survey).

The total number of voting rights comes to 84,723,944.

There have been no significant changes in the distribution of the share capital during the last three financial years.

To the company's knowledge, there does not exist any other shareholder owning more than 0.5% of the share du capital (statutory threshold) or of the voting rights.

There is no individual or company which, directly or indirectly, separately or in concert, exercises control over the share capital of PERNOD RICARD.

There is no shareholders' pact.

The Group organisation structure is shown in the Chapter "The PERNOD RICARD World" in the first part of the Annual Report.

PERNOD RICARD is the only Group company listed on the stock exchange.

Market for the issuer's securities

PERNOD RICARD shares

They are currently traded on the following official markets:

- Premier Marché of Euronext Paris (Système de Règlement Différé: deferred settlement market). Trading volumes during the last 18 months are disclosed under the heading "Stock Market" in the text of the Annual Report.
- Given the very thin volumes traded in the Frankfurt (Germany), it was decided to delist the share from the "Frankfurt Stock Exchange". This delisting took place on March 14, 2003.
- PERNOD RICARD shares are also traded on the SEAQ International Exchange, London.
- In 1993, PERNOD RICARD undertook an ADR (American Depository Receipt) programme backed by the Bank of New York (Over-The-Counter (OTC) market).

The OCEANE bonds

The PERNOD RICARD 2.5% Feb. 2002/Jan. 2008 OCEANE bonds are currently traded on the official market of:
The Paris Bourse (Premier Marché of Euronext Paris S.A.).

The volumes traded in OCEANE bonds were the following:

	Share price in Euros		Volume of transactions	
	High	Low	Number of shares	Capital (in €)
2002				
February*	111.80	107.00	4,722	520,728
March	113.50	110.00	10,959	1,217,026
April	118.90	110.00	118,331	13,540,952
May	119.50	113.20	10,801	1,269,994
June	119.30	110.00	3,819	445,218
July	119.10	108.00	37,342	4,248,406
August	116.10	105.00	1,542	176,982
September	118.50	108.00	19,411	2,265,764
October	133.00	111.00	24,558	3,027,306
November	136.00	116.00	25,951	3,245,710
December	130.00	115.60	13,252	1,598,170
2003				
January	133.00	119.14	89,137	10,840,051
February	123.20	115.00	10,541	1,254,903

Source: Euronext (Convertible bonds market (Marché Central)).
* from February 13 to 28.

Dividends

Review of dividends distributed during the last five years [1]

Year	Payment date	Net amount in €	Tax credit in €	Total in €	Total for the year in €
1997	01/14/1998	0.64	0.32	0.96	
	05/13/1998	0.81	0.40	1.21	2.17
1998	01/12/1999	0.72	0.36	1.09	
	05/11/1999	0.78	0.39	1.16	2.25
1999	01/12/2000	0.75	0.375	1.125	
	05/10/2000	0.85	0.425	1.275	2.40
2000	01/11/2001	0.80	0.40	1.20	
	05/10/2001	0.80	0.40	1.20	2.40
2001	01/10/2002	0.80	0.40	1.20	
	06/11/2002	1.00	0.50	1.50	2.70
2002	01/14/2003	0.90	0.45	1.35	(a)
	03/05/2003	0.90	0.45	1.35	(b)

(1) For presentation purpose, the historical amounts in French Francs for 1997, 1998, 1999 and 2000 have been converted into Euros and rounded to the nearest one hundredth of a Euro

The dividends, for which no payment has been requested, are made out to the Public Treasury five years after payment.

(a) The definitive amount of the 2003 dividend will be announced after the Ordinary Shareholders' Meeting 2003 (dividends relating to the financial year 2002).

(b) The securities resulting from the increase in share capital through the capitalisation of reserves and allocation of bonus shares with effect from February 14, 2003, on the basis of one bonus share for four existing shares, have been created with dividend rights from January 1, 2002, and have the right, after registration, to the interim dividend of € 0.90 net paid on the existing shares on January 14, 2003.

PARENT COMPANY FINANCIAL STATEMENTS



Pernod Ricard

PERNOD RICARD S.A. Income Statement

(€ thousand)	12.31.2002	12.31.2001	12.31.2000
Royalties	39,608	39,282	36,788
Other income	19,860	28,048	26,912
Reversals of provisions	0	13	0
Total operating income	**59,468**	**67,343**	**63,700**
Outside services	(65,129)	(58,800)	(54,715)
Duties and taxes	(1,669)	(1,144)	(1,115)
Payroll expenses	(17,382)	(10,324)	(7,996)
Depreciation, amortisation and provision charges	(1,538)	(906)	(913)
Other expenses	(358)	(318)	(339)
Total operating expenses	**(86,076)**	**(71,492)**	**(65,078)**
Operating profit/(loss)	**(26,608)**	**(4,149)**	**(1,378)**
Income from equity investments	556,585	143,744	78,630
Other interest and related income	16,913	6,187	4,979
Reversals of provisions	4,026	0	0
Currency translation gains	3,794	3,688	6,133
Net gains on disposals of marketable securities	0	0	0
Total financial income	**581,318**	**153,619**	**89,742**
Provision charges	(15,424)	(4,027)	0
Interest and related expenses	(52,468)	(37,049)	(31,978)
Currency translation losses	(4,005)	(85)	(108)
Total financial expenses	**(71,897)**	**(41,161)**	**(32,086)**
Net financial income	**509,421**	**112,458**	**57,656**
Pretax profit before exceptional items	**482,813**	**108,309**	**56,278**
Exceptional income	240,903	2,718,029	2,927
Exceptional expenses	(448,148)	(2,922,754)	(5,466)
Net exceptional expenses	**(207,245)**	**(204,725)**	**(2,539)**
Profit/(loss) before income taxes	**275,568**	**(96,416)**	**53,739**
Income taxes	70,210	21,878	15,089
Net profit/(loss)	**345,778**	**(74,538)**	**68,828**

PERNOD RICARD S.A. Balance Sheet

Assets

(€ thousand)	12.31.2002			12.31.2001	12.31.2000
	Gross value	Depreciation, Amortisation & provisions	Net value	Net value	Net value
Intangible assets	**34,845**	**(2,054)**	**32,791**	**32,817**	**33,283**
Licences,brands	34,845	(2,054)	32,791	32,817	33,283
Property, plant and equipment	**13,607**	**(4,337)**	**9,270**	**2,942**	**2,689**
Land	1,253	0	1,253	960	960
Buildings	3,489	(1,244)	2,245	1,124	1,160
Machinery and equipment	178	(153)	25	3	4
Other	8,687	(2,940)	5,747	855	565
Investments	**1,762 ,705**	**(93,194)**	**1,669,511**	**2,006,307**	**1,240,352**
Equity investments	1,348,757	(92,840)	1,255,917	1,308,425	833 ,605
Receivables relating to equity investments	399,677	(354)	399,323	692,057	303,071
Loans	18	0	18	18	28
Other	13,935	0	13,935	37	6,491
Treasury stocks	318	0	318	5,770	97,157
Total fixed assets	**1,811,157**	**(99,585)**	**1,711,572**	**2,042,066**	**1,276,324**
Advances and down-payments to suppliers	**451**	**0**	**451**	**285**	**193**
Operating receivables	**19,899**	**0**	**19,899**	**17,706**	**17,271**
Trade and other accounts receivable	12,704	0	12,704	12,343	12,883
Other	7,195	0	7,195	5,363	4,388
Sundry receivables	**336,860**	**(328)**	**336,532**	**307,543**	**46,392**
Marketable securities	**76,191**	**(2,676)**	**73,515**	**105,504**	**116,756**
Cash and equivalents	**2,686**	**0**	**2,686**	**134,735**	**11,924**
Total current assets	**436,087**	**(3,004)**	**433,083**	**565,773**	**192,536**
Prepaid expenses	**2,317**	**0**	**2,317**	**1,945**	**8,502**
Bonds redemption premium	**50,281**	**0**	**50,281**	**0**	**0**
Deferred expenses	**1,123**	**0**	**1,123**	**865**	**1,313**
Currency translation adjustment	**5,449**	**0**	**5,449**	**13,707**	**0**
Total adjustment assets	**59,170**	**0**	**59,170**	**16,517**	**9,815**
Total assets	**2,306,414**	**(102,589)**	**2,203,825**	**2,624,356**	**1,478,675**

Liabilities and shareholders' equity

(€ thousand)	12.31.2002	12.31.2001	12.31.2000
Share capital	**174,801**	**174,799**	**171,922**
Additional paid-in capital	**37,712**	**37,667**	**37,955**
Reserves	**440,739**	**330,858**	**330,570**
Legal reserves	17,480	17,480	17,192
Regulated reserves	423,259	313,378	313,378
Retained earnings	**119,878**	**402,654**	**440,603**
Net profit/(loss)	**345,778**	**(74,538)**	**68,828**
Regulated provisions	**136**	**144**	**151**
Total shareholders' equity	**1,119,044**	**871,584**	**1,050,029**
Provisions for contingencies	**55,092**	**210,879**	**3,768**
Long-term debt	**677,670**	**1,201,499**	**148,919**
Convertible bonds	547,902	0	0
Non-convertible bonds	0	60,980	60,980
Borrowings from financial institutions	99,313	1,108 ,591	26,809
Perpetual subordinated notes (T.S.D.I.)	30,455	31,928	33,401
Other long-term debt	0	0	27,729
Current liabilities	**50,660**	**42,968**	**19,972**
Trade and other accounts payable	32 ,999	34,157	14,200
Taxes and social security	17,661	8,811	5,772
Sundry liabilities	**282,187**	**286,097**	**254,755**
Income taxes	0	84,921	0
Other	282,187	201,176	254,755
Total liabilities	**1,010,517**	**1,530,564**	**423,646**
Deferred icome	**239**	**347**	**431**
Currency translation adjustment	**18,933**	**10,982**	**801**
Total adjustment liabilities	**19,172**	**11,329**	**1,232**
Total liabilities and shareholders' equity	**2,203 ,825**	**2,624 ,356**	**1,478 ,675**

PERNOD RICARD S.A. Cash-Flow Statement

(€ thousand)	As at December 31 2002
Net profit	345,778
Depreciation of fixed assets	898
Change in provisions	(71,431)
Gains (losses) on disposals of fixed assets	249,047
Cash-flow from operations	**524,292**
Decrease (increase in working capital requirement)	157,486
Cash provided from operating activities	**681,778**
Acquisition of property, plant and equipment (net of disposals)	(7,458)
Acquisition of investments (net of disposals)	3,369
Cash used in investment activities	**(4,089)**
OCEANE bond issue	488,750
Share capital increase	47
Dividends paid and additional tax on distribution	(98,630)
Cash provided from financing activities	**390,167**
Change in net debt	**1,067,856**
Net debt at the beginning of the year	(1,019,936)
Net debt at year-end	47,920

Notice on the presentation of the Cash-Flow Statement

The change in net debt consists of a change in loans, long-term debt and cash.

The net debt consists of:

(€ thousand)	As at January 1, 2003
Loans and long-term debt	(129,768)
Current Account creditor balance with PR Finance	98,811
Marketable securities	76,191
Cash and equivalents	2,686
Closing net debt	**47,920**

Analysis of the PERNOD RICARD S.A. income statement

The main role of PERNOD RICARD, the Parent Company of the Group, is to carry out general interest and coordination missions in the fields of strategy, financial control of the subsidiaries, acquisitions, marketing, research and development, human resources and communication. Furthermore, PERNOD RICARD is mandated by its French subsidiaries to purchase their advertising space on their behalf.

Finally, PERNOD RICARD has granted to some of its subsidiaries the right to exploit brands of which it is the owner.
Operating profit, which includes royalties received for brands belonging to PERNOD RICARD, amounted to € 59.5 million, down about 12% compared with 2001. Operating costs amounted to nearly € 86 million against € 71.5 million in 2001, an increase of 20%. These changes were mainly due to modifications in the scope of consolidation and to the restructuring of the Parent Company following the acquisition of part of the Seagram's Wine and Spirits operations.

The operating loss thus increased from € 4.1 million to € 26.6 million.

The increase in dividends received from subsidiaries, in particular following the disposal of Orangina-Pampryl in 2001, is shown under financial income which rose sharply from € 112.5 million in 2001 to € 509 million in 2002.

The exceptional loss amounted to € 207 million. This was mainly the result of the effects of the Seagram acquisition in the Parent Company financial statements; such as provisions relating to depreciation of the shares in companies acquired jointly with Diageo and intended to be sold or liquidated or advisory fees for the finalisation of the agreements with Vivendi Universal and/or Diageo, and by disposals of non-core assets.
Net profit for 2002 was thus € 345,8 million, compared with a net loss of € 74.5 million in 2001.

Notes to the parent company financial statements

Prior to appropriation for the fiscal year ended December 31, 2002, the balance sheet amounts to € 2,203,824,979 and the income statement shows a profit of € 345,778,498.
The fiscal year covers a period of 12 months, from January 1 to December 31, 2002.
Notes 1 to 20 below, which are presented in thousands of Euros, form an integral part of the annual financial statements.
These financial statements were approved on March 18, 2003, by the Board of Directors.

Note 1 • Accounting principles and practices

General accounting conventions have been applied, with observance of the principle of prudence, in conformity with the basic assumptions of:
- continuity of operations,
- consistency of accounting methods from one period to the next,
- independence of accounting periods,

and in conformity with the general rules for the preparation and presentation of annual financial statements.
The historical cost method is the basic method used for assessing the value of the listed accounting items.

The main methods used are the following:

1.1 • Intangible assets

Intangible assets have been mainly valued according to the value of the goodwill and brands on the occasion of the merger between Pernod and Ricard in 1975, as well as subsequent mergers.
They are amortised when their market value falls below book value.

1.2 • Property, plant and equipment

Property, plant and equipment are valued at acquisition costs (purchase price plus ancillary expenses, excluding acquisition expenses on fixed assets), with the exception of fixed assets acquired prior to December 31, 1976, which have been revalued.

Depreciation is calculated according to the straight-line or declining balance method over the estimated useful life of the underlying assets. Average depreciation periods are as follows:

◦ Buildings	50 years - straight-line
◦ Fixtures and fittings	10 years – straight-line
◦ Machinery and equipment	5 years – declining-balance
◦ Automotive equipment	5 years – straight-line
◦ Office furniture and equipment	10 years – straight-line or 4 years - declining-balance

1.3 ◦ Equity Investments, other investments and marketable securities

These are valued at contribution value or at acquisition cost net of ancillary expenses. In compliance with legal provisions, certain securities have been revalued according to their value at December 31, 1976.

If, at year-end, the market value falls below book value, a provision for depreciation is made against the difference.

The inventory value of equity shares is equal to their current value, which generally corresponds to the subsidiary's portion of shareholders' equity represented by these securities.

In certain cases, the Company has also taken the business and financial potential of the subsidiary into account with particular reference to net restated assets.

Shares acquired under employee stock-option plans are recorded as marketable securities and valued at the purchase price paid by the beneficiaries for the shares.

1.4 ◦ Receivables

Receivables are valued at their nominal value. A provision for depreciation is made in the event that the market value falls below book value.

1.5 • Regulated Provisions

The regulated provisions shown on the balance sheet include the special provision for revaluation of depreciable goods.

1.6 ◦ Foreign currency transactions

Income and expenses in foreign currency are recorded at the exchange value on the transaction date. Payables, receivables and cash in foreign currency are recorded on the balance sheet at their year-end exchange rates. The differences arising from the discounting of payables and receivables in foreign currency at these rates are recorded on the balance sheet as currency translation adjustments. Unrealised exchange losses are subject to a provision for risks, at full value.

1.7 • Financial instruments: exchange

The Group uses financial instruments (exchange swaps) to manage and reduce its exposure to exchange rate fluctuations. These instruments are used to hedge assets and liabilities.

When such contracts qualify as hedges, profits and losses on the contracts are accounted for during the same period as the hedged item; where they do not qualify, the changes in market value of these instruments are recorded as a profit or loss for the period.

1.8 ◦ Operating provisions

In addition to the usual provisions for accrued expenses, PERNOD RICARD also sets aside a provision to meet retirement-related commitments every year.

1.9 • Income taxes

In application of Article 209.6 of the French General Tax Code, PERNOD RICARD has benefited from an authorisation concerning fiscal consolidation for tax purposes since January 1, 1977.

Beginning on January 1, 1988, the Company opted for the new tax system governing groups.

The tax savings and tax losses transferred to the parent company by the subsidiaries under this new tax system are recognised as other liabilities when they are temporary and then booked as corporate income tax when they are finally assigned to PERNOD RICARD.

On the other hand, the gains and surplus costs of fiscal consolidation incurred by the parent company are recognised in the year in which they occur.

1.10 • Transfer of cash activity to PR Finance S.A.

As of December 1, 1995, PERNOD RICARD transferred its cash centralisation activity and financing activity for PERNOD RICARD's needs and those of its subsidiaries to PR Finance S.A., a wholly-owned subsidiary.

In connection with the centralised currency exchange procedure, from now on, PR Finance S.A. will handle the multilateral clearing of intra-Group sales flows (netting) and the hedging of the currency exchange exposure of subsidiaries.

Finally, PR Finance S.A. is also responsible for grouping interest rate hedging for PERNOD RICARD and its subsidiaries.

Note 2 - Fixed assets

(€ thousand)	Gross value at 01.01.02	Increase	Decrease	Gross value at 12.31.02	Historic gross value prior to revaluation
Intangible assets	34,408	437	0	34,845	34,845
Property, plant and equipment	6,865	7,022	280	13,607	12,795
Equity investments & other investments	2,014,129	834,631	1,086,055	1,762,705	1,732,590
Total	**2,055,402**	**842,090**	**1,086,335**	**1,811,157**	**1,780,230**

Investments

Transactions for the fiscal year may be broken down as follows:

(€ thousand)	
Acquisition of equity investments	180,062
Increases in capital	211,497
Increases in receivables related to equity investments	13,248
Other investments	19,214
Total increases	**424,021**
Disposals of equity investments	(358,695)
Decreases in receivables related to equity investments	(305,982)
Other investments	(10,767)
Total decreases	**(675,444)**

Note 3 • Depreciation and amortisation

(€ thousand)	at 01.01.02	Increase	Decrease	at 12.31.02
Intangible assets	677	463	0	1,140
Property, plant and equipment	3,923	434	20	4,337
Total	**4,600**	**897**	**20**	**5,477**

Note 4 • Accrual accounts

(€ thousand)	at 01.01.02	Increase	Decrease	at 12.31.02
Repaid expenses	1,945	2,101	1,729	2,317
Bond redemption premiums	0	59,152	8,871	50,281
Deferred expenses	865	653	395	1,123
Currency translation adjustment	13,707	5,783	14,041	5,449
Total	**16,517**	**67,689**	**25,036**	**59,170**

The main change in this item involves the redemption premium relating to the bond issue convertible into new shares and/or by exchangeable for existing shares (OCEANE), the principal characteristics of which are provided in Note 13. € 8,871,490 of the gross amount of this premium of € 59,152,453 was amortised in 2002, calculated on the basis of the term of the borrowing of 5 years and 322 days.

Note 5 • Provisions

(€ thousand)	at 01.01.02	Increase	Decrease	at 12.31.02
Regulated provisions				
◦ Special depreciation change	0	0	0	0
◦ Special revaluation reserve	143	0	7	136
Total 1	**143**	**0**	**7**	**136**
Provisions for contingencies				
◦ Exchange losses	4,026	5,356	4,026	5,356
◦ Provisions for taxes	2,323	0	0	2,323
◦ Other provisions	204,530	44,023	201,140	47,413
Total 2	**210,879**	**49,379**	**205,166**	**55,092**
Provisions for depreciation and amortization				
◦ On intangible assets	914	0	0	914
◦ On investments	7,822	85,372	0	93,194
◦ Other provisions	4,013	0	1,009	3,004
Total 3	**12,749**	**85,372**	**1,009**	**97,112**
Total provisions	**233,771**	**134,751**	**206,182**	**152,340**

Provisions for risks and charges:

- The provision for currency risks mainly relates to unrealised currency losses on the syndicated loan used to finance the Seagram acquisition.
- Of the fiscal provision, about € 2.3 million corresponds to deferred tax resulting from fiscal consolidation, with the balance being miscellaneous fiscal risks.
- Other provisions principally include an exceptional provisions of € 31.7 million associated with the takeover and restructuring of Seagram's distribution network, acquired in partnership with Diageo, and approximately € 1.0 million for retirement and pension provisions.

Provisions for depreciation:

- The provision for depreciation of securities includes a provision of € 85.4 million relating to shares of companies within the scope of Seagram's consolidation which are due to be sold or liquidated.
- Other provisions

  Shares acquired in conjunction with the stock-options plans established in 1994, 1996, 1997, 1999, 2000 and 2001 have been valued by reference to the beneficiaries' purchase price for the shares.

Note 6 • Maturities of receivables and liabilities

(€ thousand) 1) Receivables	Gross amount	Current portion	Long-term portion
Fixed assets			
• Receivables related to equity investments	399,677	93,780	305,897
• Loans	18	0	18
• Other investments	14,254	363	13,891
Current assets	**436,087**	**436,087**	**0**
Total receivables	**850,036**	**530,230**	**319,806**

2) Liabilities	Gross amount	Current portion	Long-term portio
Convertible bonds	547,902	0	547,902
Borrowings from financial institutions	99,313	13,493	85,820
Perpetual Subordinated Notes (T.S.D.I.)	30,455	1,474	28,981
Long-term debt	0	0	0
Current liabilities	50,660	50,660	0
Sundry liabilities	282,187	223,763	58,424
Total liabilities	**1,010,517**	**289,390**	**721,127**

Note 7 • Various balance sheet items

(€ thousand) Balance sheet item *(gross value)*	Amount concerning *Related companies*	 *Companies in which interest is held*
Equity investments	1,213,654	135,103
Receivables related to equity investments	399,338	338
Trade and other accounts receivable	10,017	0
Other receivables	246,883	0
Long-term debt	0	0
Trade and other accounts payable	5,285	0
Other liabilities	247,253	15

Note 8 • Revaluation

Changes in special provisions of revaluation: Reversals of provisions amount to € 7,605.

Note 9 • Accrued income and accrued expenses

(€ thousand)

Adjustments assets

Adjustments assets included in following balance sheet items	Amount
• Receivables related to equity investments	1,221
• Other investments	0
• Trade and other accounts receivable	14,764
• Other receivables	9,046
• Cash	2
Total	**25,033**

Adjustments liabilities

Adjustments liabilities included in following balance sheet items	Amount
• Borrowings and loans from lending institutions	12,555
• Other long-term debt	0
• Operating debts	36,417
• Other liabilities	3
Total	**48,975**

Note 10 • Composition of capital stock

At their meeting on January 28, 2003, the Board of Directors noted the increase in capital stock resulting from the exercising in 2002 of 605 options to subscribe for shares under the stock-options programme. At December 31, 2002, the capital stock amounts to € 174,800,521.50 comprising 56,387,265 shares.

Note 11 • Perpetual subordinated notes ("TSDI")

On March 20, 1992, PERNOD RICARD proceeded to issue bonds outside France in the form of perpetual subordinated floating-rate notes ("TSDI") for a total nominal sum of FRF 400 million (the equivalent of approximately € 61 million).
These TSDI were "repackaged" following the signing of an agreement with a third party company at the time of the issue.
Net debt at December 31, 2002 of € 30,454,539 has been included under "financial debts". This amount represents the nominal issue from which has been deducted an indemnity initially paid and capitalised since the issue.

Note 12 • Non convertible bond loans

PERNOD RICARD issued a zero coupon bond in the amount of FRF 400 million (approximately € 61 million), with a 6-year maturity, indexed on changes in PERNOD RICARD stock.
This loan has been fully repaid in accordance with the initial agreements.

Note 13 • Convertible bond loans

PERNOD RICARD issued 4,567,757 bonds with a nominal value of € 107 each, bearing interest at 2.5% per annum and with the right to interest payments from February 13, 2002, convertible into new shares or in exchange for existing shares (OCEANE) for € 488,749,999. No applications to exercise the right to the allocation of shares have been received during the year.
The term of the bond loan is 5 years and 322 days. Full amortisation is stipulated for January 1, 2008, by repayment at a price of € 119.95.
This bond loan has been recognised at its full value, redemption premium included, and thus for a total of 547,902,452.

Note 14 • Syndicated loan for the Seagram acquisition

For the Seagram acquisition, PERNOD RICARD subscribed in part to a syndicated loan for a principal amount equivalent to € 1,055, 963,485 on December 31, 2001. This loan has be repaid mainly by OCEANE's issue in February 2002 and the disposal of various non-strategic assets. The amount outstanding has thus been reduced to the equivalent of € 85,820,539 at December 31, 2002.

This funding has also been secured by guarantees as shown in Note 16.

Note 15 • Breakdown of income tax

(€ thousand)	Total	Operating profit	Exceptional income
Net profit/(loss) before income tax	275,568	482,813	(207,245)
Income tax prior to consolidation	38,514	13 ,140	25,374
Income tax/Tax grouping	31,696	0	31,696
Net profit/(loss)	345, 778	495,953	(150,175)

Note 16 • Financial commitments

(€ thousand)	Amount
Commitments given	
Guarantees on behalf of subsidiaries	*2,237,792
Guarantees on behalf of third parties	1,057
Total	**2,238,849**

* including a guarantee granted to PR FINANCE S.A. in 2002 of € 952.6 million, relating to the syndicated loan for the Seagram acquisition, loans and commercial paper. Total guarantees for the Seagram acquisition involving other PERNOD RICARD subsidiaries amount to € 1,726.6 million.

In setting up the syndicated loan, PERNOD RICARD pledged the main brands it owns, plus shares in the principal subsidiaries of the Group to the banks.

Pursuant to Section 17 of the Companies (Amendment) Act, 1986 (Republic of Ireland), PERNOD RICARD *irrevocably* guaranteed for the years 1997 to 2002, the liabilities of the following subsidiaries: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co. Ltd., Watercourse Distillery Ltd., Fitzgerald & Co. Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. and Irish Distillers Holdings Ltd.

The option under the leasing contract in force at December 31, 2001, was exercised in anticipation on July 1st, 2002, and the equipment in question was recognised in PERNOD RICARD's assets for € 1,462,504.

Note 17 • Increases and decreases in deferred tax liability

(€ thousand) Nature of timing differences	Amount of tax
INCREASES	
Increase in future tax liability	**None**
DECREASES	
Reserves not deductible in the accounting year:	
• Organic and others	46
• Retirement indemnities	367
• OCEANE redemption premium	3,143
Decreases in future tax liability	**3,556**

The applicable tax rate is the rate in effect in 2003, that is 35.43%.

Note 18 • Average staffing 2002

	Staff	Available to the company
Managers	53	
Supervisors et technicians	14	
Employees (1)	7	2
Total	**74**	

(1) 3 apprenticeship contracts not included

Note 19 • Royalties

Royalties received under the licensing agreements for brands detailed in paragraph 2.6 of the Auditors' special report are proportional to sales.
PERNOD RICARD receives no other compensation from its subsidiaries for general purpose and coordinating tasks.

Note 20 • Subsidiaries and associated companies as at December 31, 2002

(€ thousand)	Capital	Shareholder's equity before net profit allocation	% Interest	Book value of share Gross	Book value of share Net	Loans	Guarantees and pledges	Net sales	Net profit/ (loss)	Dividends
SHAREHOLDINGS EXCEEDING 1% OF PERNOD RICARD'S CAPITAL (1)										
Ricard, 4 et 6, rue Berthelot, 13014 Marseille	54,000	151,025	99.98	67,227	67,227	-	-	454,399	55,613	39,375
Austin Nichols, 777 Westchester Avenue White Plains, N.Y. 10604 (USA)	1	207,720	100.00	168,118	168,118	-	520,227	531,486	(59,100)	-
Pernod, 120, avenue du Maréchal-Foch, 94015 Créteil	39,322	134,928	99.99	94,941	94,941	-	-	306,602	13,869	4,541
Compagnie Financière des Produits Orangina, 17, boulevard de l'Europe, BP241 13747 Vitrolles Cedex	9,986	24,495	99.97	39,587	39,587	-	-	14,289	(5,335)	292,901
PERNOD RICARD Europe Wines & Spirits 2, rue de Solférino, 75340 Paris cedex 07	40,000	43,071	99.99	36,402	36,402	-	-	31,160	(3,603)	-
Campbell, West Byrehill, Kilwinning, Ayrshire - KA 136 LE (Scotland)	11,530	6,769	95.98	40,198	40,198	-	-	28,837	17,028	46,841
Santa Lina, 2 et 2 bis rue de Solférino 75007 PARIS	4,158	278,627	99.98	145,274	145,274	7,052	-	-	(32,982)	-
PR Finance 12, place des États-Unis 75116 PARIS	77,000		99.99	89,221	89,221	-	425,220	-	46,734	-
Résidences de Cavalière, 83290 Cavalière	3,140	739	99.98	3,125	739	1,807	-	56	(169)	-
PR Australia, 33 Exeter Terrace, Devon Park SA 5008 (Australia)	127,945	116,070	99.99	151,789	151,789	-	-	357,655	40,287	-
Comrie Temple Chambers 3, Burlington Road DUBLIN 4 (Ireland)	64,832	269,554	99.98	64,833	64,833	267,801	120	-	53,027	64,815
Yerevan Brandy Company 2, Admiral Isakov Avenue, Yerevan 375092 (Republic of Armenia)	17,353	31,406	100.00	27,856	27,856	-	19,071	28,407	9,363	-
PR Acquisition II 777 Westchester Avenue White Plains, NY 10604 (USA)	715,171	560,118	20.00	167,038	167,038	-	-	-	64,976	6,113
Etablissements Vinicoles Champenois 5, place du Général Gouraud, 51100 Reims	71,675	70,166	99.99	100,955	100,418	-	338,873	-	(12,025)	-

(1) This schedule excludes detailed information relating to the net book value of the shares held in former Seagram non-consolidated companies.

INFORMATION REGARDING OTHER SUBSIDIAIRIES AND EQUITY INTERESTS	Gross	Net	Loans	Guarantees and pledges	Net sales	Net profit/ (loss)	Dividends
SUBSIDIARIES:							
• French	208	208	83,519	-	-	-	-
• Foreign	16,552	13,498	39,027	-	-	-	2,958
EQUITY INTERESTS:							
• French	426	426	-	-	-	-	-
• Foreign	135,007	48,324	132	-	-	-	4,301

Five-year financial results highlights (1)

(in Euros)	1998	1999	2000	2001	2002
Financial position at year-end					
Share capital	171,921,818	171,921,818	171,921,818	174, 798,646	174,800,521.15
Number of shares issued	56,386,660	56,386,660	56,386,660	56,386,660	56,387,265
Number of convertible bonds issued	-	-	-	-	4,567,757
February 14, 2003 bonus issue (with dividend rights as from January 1, 2002)	-	-	-	-	14,096,816
Total results of operations					
Net sales excluding duties and taxes	-	-	-	-	-
Profit before taxes, depreciation, amortisation and provisions	171,979, 391	128,015 ,125	55,261,384	110,838,645	292,529, 799
Income tax	6,916,158	7,072,514	15,088,284	21,877,829	70,210,817
Net profit/(loss)	176,644,630	133,874,023	68,827,725	(74,537,885)	345, 778,498
Dividends distributed	84,579, 990	90,218,656	90,218,656	101,495,988	126,871,346
Earnings on dividends per share					
Profit after income tax, before depreciation, amortisation and provisions	3.17	2.40	1.25	2.35	6.43
Profit after income tax, depreciation, amortisation and provisions	3.13	2.37	1.22	(1.32)	6.13
Dividends per share	1.50	1.60	1.60	1.80	1.80
Adjusted dividend per share (2)	1.20	1.28	1.28	1.44	1.80
Personnel					
Number of employees	47	49	49	56	88
Total payroll	4,544,983	4,930,059	5,729,006	7,403,821	11,891,471
Social security charges	1,832,102	2,149,730	2,267,518	2,919,785	5,490,206

(1) For comparative purposes, historical data in French Francs for 1998, 1999 and 2000 has been converted into Euros and rounded to the nearest hundredth Euro.

(2) Dividend restated to take into account modifications in the share capital between the year-end statement at December 31, 2002 and the date of the appropriation of income.

Five-year cash dividend per share distribution (1)

Year	Payment date	net amount in €	Tax credit in €	Total in €	Total for the year in €
1997	01.14.1998	0.64	0.32	0.96	
	05.13.1998	0.81	0.40	1.21	2.17
1998	01.12.1999	0.72	0.36	1.09	
	05.11.1999	0.78	0.39	1.16	2.25
1999	01.12.2000	0.75	0.375	1.125	
	05.10.2000	0.85	0.425	1.275	2.40
2000	01.11.2001	0.80	0.40	1.20	
	05.10.2001	0.80	0.40	1.20	2.40
2001	01.10.2002	0.80	0.40	1.20	
	06.11.2002	1.00	0.50	1.50	2.70
2002	01.14.2003	0.90	0.45	1.35	(a)
	03.05.2003	0.90	0.45	1.35	(b)

The dividends, for which payment has not been requested, are made out to the Public Treasury five years after payment.

(a) The definitive amount of the 2003 dividend will be announced after the General Shareholders' Meeting (dividend for the financial year 2002).

(b) The new shares, resulting from the increase in share capital through the capitalisation of reserves and the allocation of bonus shares with effect from February 14, 2003, on the basis of one bonus share for 4 existing shares, were created with dividend rights from January 1, 2002 and on registration had the right to the dividend of € 0.90 per share paid on the existing shares on January 14, 2003.

(1) For comparative purposes, historical data in French Francs for 1997, 1998, 1999 and 2000 has been converted into Euros and rounded to the nearest hundredth Euro.

Investment holdings as at December 31, 2002

(in Euros)
French securities in which the shareholding exceeds € 100,000

	Number of shares	Net book value
Santa Lina	20,046	145,274,185
EVC	234,991	100, 417,394
Pernod	2,579,984	94,940,630
PR Finance S.A.	10,317,433	89,220,484
Ricard	1,749,990	67,227,023
CFPO	11,907	39,587,134
PR Europe	999,989	36,401,518
Résidences de Cavalière	205,950	739,118
SCI du Domaine de Cavalière	18,820	329,775
Galibert et Varon	4,992	117,463
Sub-total		**574,254,724**
Other French companies' shares	-	187,326
Equity interests in unlisted foreign companies	-	681,474,224
Total		**1,255,916,274**

Statutory Auditors' general report on the financial statements for the year ended December 31, 2002

Year ended December 31, 2002

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Shareholders' Meeting, we hereby report to you for the year ended December 31, 2002, on:

- The audit of the accompanying financial statements of PERNOD RICARD S.A.,
- The specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1 • Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's operations during the past year and of the financial position and its assets and liabilities as of December 31, 2002.

2 • Specific verifications and information

We also performed the specific verifications required by law in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by the shareholders.

Paris, March19, 2003

The Statutory Auditors

Compagnie Consulaire d'expertise Comptable Jean Delquié
Benoît Fléchon

Société d'expertise Comptable A. & L. Genot Groupe RSM Salustro Reydel
Alain L. Genot

Mazars & Guérard Mazars
Frédéric Allilaire

Statutory Auditors' special report on regulated agreements

Year ended December 31, 2002

Ladies and Gentlemen,

In our position as Statutory Auditors of your company, we present herewith our report on company agreements subject to regulation.

In application of Article L.225-40 of the Code of Commerce, we have been advised of the agreements that have the subject of the prior authorisation of your Board of Directors.

It does not fall within the scope of our mission to search out the existence of other agreements, but to communicate to you, on the basis of information that we are given, the nature and essential characteristics of those agreements we have been advised of, without giving any opinion on their utility or purpose. Under the terms of Article 92 of the Decree of March 23, 1967, it is for you to judge whether it is advantageous to enter into these agreements and give your approval to them.

We have carried out our tasks in accordance with professional standards. These standards require the exercise of due diligence in ensuring that the information we are provided with is consistent with the underlying documents it is based on.

1 • Previously authorised agreements made during the year

At its Meetings on January 29, May 31 and October 1, 2002, your Board of Directors authorised the signing of the following agreements:

1.1 • Joint guarantee commitment

- Authorisation of a joint guarantee in favour of Butler Capital Partners of all of the commitments and obligations subscribed by Santa Lina and Austin Nichols under the sale contract to sell SIAS MPA, Ramsey Sias, SIAS Australia and SIAS France.

- Authorisation of a guarantee of all sums owed by Santa Lina or Austin Nichols under the same contract for a maximum cumulative amount of € 50,000,000.

- Directors and Executive Officers concerned: Mr. Patrick Ricard, Mr. Thierry Jacquillat, Mr. Richard Burrows and Mr Pierre Pringuet.

1.2 • Acquisition of PR Acquisitions II shares

- Acquisition of two hundred PR Acquisitions II shares from Austin Nichols for a price of € 167,037,862, representing approximately 20% of the share capital of the said company.

- Directors and Executive Officers concerned: Mr. Patrick Ricard, Mr. Thierry Jacquillat, Mr. Richard Burrows and Mr. Pierre PRINGUET.

1.3 • Operating licence for the DORVILLE brand

- The granting to Ricard S.A. of an international operating license for the DORVILLE brand in consideration for the payment of a royalty equal to 3% of net sales excluding duties and taxes.

- Royalties paid for 2002 amounted to € 2,279 (ex. taxes)

- Directors and Executive Officers concerned: Mr. Patrick Ricard, Mr. Thierry Jacquillat, Mr. Richard Burrows and Mr. Pierre Pringuet.

2 • Agreements made in previous years which were executed during the fiscal year

In addition, pursuant to the Decree of March 23, 1967, we have been informed that the following agreements, approved in previous years, have been made during the last fiscal year.

2.1 • Granting of loans by PERNOD RICARD to its subsidiaries

2.1.1 • PR Asia

- Joint Directors concerned: Mr. Patrick Ricard and Mr. Thierry Jacquillat

- Interest-free loan to PR Asia of € 83,518,931 for the acquisition of Asian assets by PR Asia.

2.1.2 • Santa Lina

- Joint Directors concerned: Mr. Patrick Ricard and Mr. Thierry Jacquillat

- Loan to SANTA LINA of € 138,523,119 with interest paid at Euribor plus 1.55% within the framework of the contribution of Santa Lina to the financing of PR Newco 5.
  This contract expired on December 17, 2002, with the interest received by PERNOD RICARD amounting to € 6,849,698.

2.2 • Loan to PR Finance S.A.

- Directors and Directors General concerned: Mr. Patrick Ricard, Mr. Thierry Jacquillat, Mr. Richard Burrows and Mr Pierre Pringuet.

- Loan for an initial amount of US$ 17,426,115 increased to US$ 82,957,125, with interest paid at Libor plus 1.55%, for the purpose of financing the buyout of various assets as part of the Seagram acquisition.
  The interest rate was reduced to Libor plus 1.125% on July 29, 2002. The outstanding loan due at December 31, 2002, was US$ 17,891,091.
  Interest invoiced for 2002 amounted to US$ 876,706.

2.3 • Pledge of brands, receivables and financial instruments

Banking finance put in place for the Seagram acquisition was accompanied by the granting of collateral to banks under the following terms and conditions:

- Pledge of financial instrument accounts relating to equity interests owned by PERNOD RICARD

- Pledge of PERNOD RICARD's principal French, European and international brands.

- Pledge of intra-Group loan receivables.

The purpose of these agreements is to guarantee the repayment of all sums made available to PERNOD RICARD SA, and of each of the additional borrowers (PR Finance SA, Etablissements Vinicoles Champenois, Austin Nichols, PR Larios, PR Newco 1 and PR Newco 2).

- Directors and Directors General concerned: Mr. Patrick Ricard, Mr. Thierry Jacquillat, Mr. Rafael Gonzalez Gallarza, Mr. Richard Burrows and Mr. Pierre Pringuet

2.4 • Joint guarantee agreements

- PERNOD RICARD has granted joint guarantees to banks to guarantee all the sums owed by the additional borrowers under the loan contract of March 28, 2001. (PR Finance SA, Etablissements Vinicoles Champenois, Austin Nichols, PR Larios, PR Newco 1 and PR Newco 2).

- Directors and Directors General concerned: Mr. Patrick Ricard , Mr. Thierry Jacquillat , Mr. Rafael Gonzalez Gallarza, Mr. Richard Burrows and Mr. Pierre Pringuet

2.5 • Advances and guarantees granted to subsidiary companies

2.5.1 • PR Finance S.A.

- Directors and Directors General concerned: Mr. Patrick Ricard, Mr. Thierry Jacquillat, Mr. Richard BURROWS and Mr. Pierre Pringuet

- Issue of an irrevocable and unconditional guarantee to PR Finance S.A. for holders of commercial paper, paid for by a commission of 0.10% per annum. The sum guaranteed totalled € 217,000,000 at December 31, 2002.

A total of € 271,460 (ex. tax) has been invoiced by your company under this contract.

• Issue of an irrevocable and unconditional guarantee to PR Finance S.A. in favour of Crédit Agricole Ile de France for the repayment of principal and interest on initial financing of € 30,489,803 granted by that institution to PR Finance S.A., until maturity on August 22, 2002.

This guarantee is compensated by an annual commission of 0.10% of the sums guaranteed.

A total of € 6,488 (ex. tax) has been invoiced by your company under this contract.

- Issue of an irrevocable and unconditional guarantee to PR Finance S.A. in favour of Caisse Régionale du Crédit Agricole Mutuelle de Paris Ile de France for the repayment of principal and interest on initial financing of € 12,195,921 granted by that institution to PR Finance S.A., until maturity on March 31, 2005.
  This guarantee is compensated by an annual commission of 0.10% of the sums guaranteed.

A total of € 7,906 (ex. taxes) has been invoiced by your company for the outstanding balance of € 7,317,553.

- Issue of an irrevocable and unconditional guarantee to PR Finance S.A. in favour of Caisse d'Epargne Provence Alpes Corse, for the repayment of principal and interest on initial financing of € 45,734,705 granted by that institution to PR Finance S.A., until maturity on March 14, 2007.
  This guarantee is compensated by an annual commission of 0.10% of the sums guaranteed.

A total of € 45,735 has been invoiced by your company for the outstanding balance of € 45,734,705.

2.5.2 • Comrie

- Joint Directors concerned: Mr. Patrick Ricard and Mr. Thierry Jacquillat.

- An unremunerated advance whose debit balance was € 267,800,543 as at December 31, 2002.

- Guarantee in favour of Société Générale covering bonds (loans notes) to the amount of € 120,231 as at December 31, 2002.

2.6 • Licensing of brands

In fulfilment of brand licence agreements renewed for a period of 10 years from January 1, 1995, and licensing contracts entered into from January 1, 1996, your company has invoiced for this year the following companies:

2.6.1 • RICARD

- Directors and Directors General concerned: Mr. Patrick Ricard, Mr. Thierry Jacquillat, Mr. Richard Burrows and Mr. Pierre Pringuet.
  For a total amount of € 25,127,779 (ex. taxes)

2.6.2 • PERNOD

- Directors and Directors General concerned: Mr. Patrick Ricard, permanent representative of PERNOD RICARD, Mr. Thierry Jacquillat, Mr. François Gérard, Mr. Richard Burrows and Mr. Pierre Pringuet.
  For a total amount of € 11,556,943 (ex. tax)

2.6.3 • CUSENIER

- Joint Directors: Mr. Patrick Ricard, permanent representative of PERNOD RICARD, and Mr. François Gérard.
  For a total amount of € 1,004,588 (ex. tax)

Paris, March 19, 2003

The Statutory Auditors

Compagnie Consulaire d'expertise Comptable Jean Delquié	Société d'expertise Comptable A. & L. Genot Groupe RSM Salustro Reydel	Mazars & Guérard Mazars
Benoît Fléchon	Alain L. Genot	Frédéric Allilaire

Statutory Auditors' special report to the extraordinary general shareholders' meeting on May 7, 2003

Year ended December 31, 2002

Ladies and Gentlemen,

1 • Reduction in share capital by the cancellation of bought-in shares

As Statutory Auditors for PERNOD RICARD and pursuant to the provision stipulated in Article L. 225-209, paragraph. 4, of the Code of Commerce, with regard to capital reduction by the cancellation of bought-in shares, we hereby present you with our report on the proposed capital reduction operation.

We have conducted our tasks in accordance with professional standards applied in France. These standards require the exercise of due diligence in ensuring that the causes and conditions of the proposed capital reduction are justified.

This operation falls within the scope of the authorisation for your company to purchase its own shares, for up to 10% of its capital, within the terms prescribed in Article L. 225-209, paragraph. 4, of the Code of Commerce. This purchase authorisation is separately proposed to the Annual General Meeting for its approval for an eighteen-month period.

Your Board of Directors is asking you to delegate it full powers, for a two-year period, to cancel up to 10% of the company's share capital (currently € 21,850,065.11) by eliminating the shares acquired under the programme authorising your company to buy its own shares.

We have no comments to make on the causes and conditions of the proposed capital reduction, but would remind that this can only be achieved insofar as your Shareholders' Meeting first authorises the company to buy back its own shares.

2 • Increase in share capital reserved for employees

As Statutory Auditors of your company and pursuant to the provision stipulated in Article L. 225-188 of the Code of Commerce, we hereby present you with our report on this capital increase operation.

Your Board of Directors is recommending that you delegate to it the power to decide on the methods for increasing the share capital and that you waive your preferential subscription right.

We have examined this proposal as described in the Board of Directors' report, the methods for which are summarised below, by performing the testing we considered necessary based on French professional standards.

Purpose:
Capital increase, all at one time or in several amounts, reserved for the members of a company savings plan and/or a voluntary employee partnership savings plan, established by the company and the companies associated with it, in accordance with the provisions stipulated in Article L. 225-138 of the Code of Commerce and in Articles L. 443-1 and following of the Labour Code.

Term of the authorisation:
5 years.

Limit:
The maximum nominal value of the shares which may be issued is fixed at € 10,925,032.56.

Price:
The price of the shares to be issued may be neither more than 20% less than, (or 30% within the framework of a voluntary employee partnership savings plan), the average of the opening prices quoted for the share during the twenty trading sessions prior to the decision of the Board of Directors concerning the capital increase, nor in excess of this average.

Subject to subsequent examination of the terms of the issue, we have no comments to make about the methods for establishing the issue price provided in the Board of Directors' report.

Since the issue price of the shares has not been fixed, we give no opinion on the final terms under which this issue will be made, and, accordingly, about the recommendation to suppress the preferential subscription right which is made to you, the principle of which falls within the purpose of the operation submitted for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will make an additional report when this operation is carried out by your Board of Directors.

3 • Capital increase

As Statutory Auditors of your company and pursuant to the provision stipulated in Articles L. 225-135, L.228-92 and L.228-95 of the Code of Commerce, we hereby present you with our report on the proposed issues of securities, which you have been asked to approve.

Your Board of Directors recommends, on the basis of its report, that you delegate to it the power to decide on the methods used for these operations and, for some of them, the methods for which are set out below, to waive your preferential subscription right.

Resolutions 18 and 19:
- Purpose . . . . The issue of warrants and/or securities giving access to shares
- Maximum nominal value . . . . € 200 million
- Validity period of the delegation . . . . 26 months

We have conducted our tasks in accordance with professional standards applied in France. These standards require the exercise of due diligence in verifying the methods used for establishing the issue price.

Since the issue price of the equity securities to be issued has not been fixed, we give no opinion on the final terms under which the issue will be made and, accordingly, about the recommendation which is made to you to suppress the preferential subscription right, the principle of which, however, falls within the purpose of the operation submitted for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will make an additional report when this issue is made by your Board of Directors.

Paris, March 19, 2003

The Statutory Auditors

Compagnie Consulaire d'expertise Comptable Jean Delquié	**Société d'expertise Comptable A. & L. Genot Groupe RSM Salustro Reydel**	**Mazars & Guérard Mazars**
Benoît Fléchon	Alain L. Genot	Frédéric Allilaire

PRESENTATION AND TEXT OF THE RESOLUTIONS RECOMMENDED TO THE SHAREHOLDERS' MEETING ON MAY 7, 2003


Pernod Ricard

The draft resolutions recommended by the Board of Directors envisage the following, in particular:

Ordinary resolutions

We request you to grant formal discharge to your Board of Directors for its management during financial year 2002.
We request that you ratify the transfer of the registered office.
We also recommend that you ratify the coopting of Lord Douro, (Arthur Charles Valerian Wellesley), as a Director. This coopting took place at the Board of Directors' meeting of March 18, 2003, following the resignation of Mr. Jean-René Fourtou during the year.
We submit to your vote the appointment of Messrs. Didier Pineau-Valenciennes and William Webb as new Directors
We also recommend that you re-elect Mr. Jean-Dominique Comolli, Lord Douro, as well as Paul Ricard S.A. (represented by Mrs. Béatrice Baudinet), as Directors, whose terms of office expire at this meeting.
We request you to take note of the resignation of Cabinet CCCJD from its mandate as Statutory Auditor, which, however, remains Statutory Auditor of other Group subsidiaries in France. In fact, after discussions between PERNOD RICARD's Management and the college of Statutory Auditors, and given the expansion of the Group as a result of the acquisition of the Seagram assets, a reorganisation of the statutory auditing of the financial statements has been recommended, involving a new distribution of the mandates. As a replacement, we recommend that you appoint Deloitte Touche Tohmatsu as Statutory Auditors. Furthermore, we recommend that you appoint Société BEAS as Substitute Statutory Auditors.
Your Board recommends increasing the amount of Directors' fees from € 382,200 to € 528,000, as from financial year 2003, which is the result of the increase in the number of Directors and of the decision to allocate remuneration to independent members of the various Board Committees.
We also recommend that you authorise your Company, for a period of eighteen months commencing on the date of the present Meeting, to purchase its own shares, in an amount limited to 10% of the share capital, equivalent to 7,048,408 shares based on the number of shares existing as at March 18, 2003, for the purpose of the following, in decreasing order of priority:

- providing securities upon exercise of the rights attached to stock with rights to reimbursement, conversion, exchange, presentation of a warrant or in any other way, entitling the holder to obtain shares in the company ;
- regulating the share price by systematic intervention in the market against the prevailing trend ;
- selling, exchanging or transferring stock acquired in any way, depending on opportunities ;
- granting shares to employees of the company or of the Group, either by the allocation of share options, or in the context of employee participation in the results of the company's expansion, or according to any other legal method designed to encourage employee saving ;
- the facility to cancel shares with the aim of optimising earnings per share and return on equity capital.

Extraordinary resolutions

The extraordinary resolutions that we are submitting to you are principally designed to renew the delegations of powers granted to the Board of Directors.

Authorisation enabling the Board of Directors to cancel treasury stocks acquired by the company

Under the fifteenth resolution, it is recommended that you again authorise your Board of Directors, pursuant to the provisions of Article L.225-209 of the Code of commerce, to purchase shares in the company, up to a maximum of 10% of the share capital.
Among the intended objectives is the eventual cancellation of shares thus acquired, in order to optimise earnings per share and return on shareholders' equity.
Your Board therefore seeks authorisation to reduce the share capital to cancel some or all of the shares thus acquired by the Company that are not allocated to a stock-option scheme to be awarded to senior executives and executive directors of the company or of companies associated with it under the terms stipulated in Article L.225-180 of the Code of Commerce.
The financial impact of such operations is described in the Information Note published by the company in accordance with the current regulations.
The authorisation sought would be for a period of twenty-four months from the date of this Shareholders' Meeting and would replace the authorisation of a similar nature granted by the Shareholders' Meeting of May 31, 2002.

Delegation enabling the Board of Directors to increase Company share capital through the issue of shares reserved for members of a company savings plan and/or voluntary payroll partnership savings plan

At the Shareholders' Meeting of May 3, 2001, you delegated to the Board of Directors the authorisations necessary to proceed, all at once or several times, on the basis of its sole decisions and with cancellation of preferential subscription rights of the shareholders, with an increase in the share capital through the issue of shares reserved for subscribers to a company savings scheme and/or a voluntary partnership employee savings scheme.
We recommend that your renew this delegation for a period of five years from the date of this Shareholders' Meeting.
We also request that you delegate to the Board of Directors the powers necessary for the purpose of proceeding with the free allocation to the same beneficiaries of shares or other securities giving access to the share capital, on condition that the benefit resulting therefrom does not exceed the limits stipulated by the law, depending on the method chosen.
The total maximum nominal value of the shares that may be thus issued and allocated free of charge is fixed at € 10,925,032.56.
This limit is set independently and, therefore, the nominal value of the shares to be issued by virtue of this delegation would not be deducted from the limit to the increases in share capital that the Board of Directors may be authorised to make by virtue of the general delegations in point 3 below.
In accordance with the law, the price of the shares to be issued in application of the delegation sought, may not be either more than 20% less than (or 30% in the context of a voluntary partnership employee savings scheme) or in excess of the average of the opening prices of the share during the 20 trading sessions prior to the decision of the Board concerning the capital increase and the issue of the corresponding shares.
The delegation that you would give to the Board of Directors for this purpose would cancel and replace the delegation of a similar nature granted by your Shareholders' Meeting of May 3, 2001, which it would replace.

Realisation of certain financial transactions

At the Shareholders' Meeting of May 3, 2001, you granted to your Board of Directors the authorisation to proceed with the issue of securities entailing an increase in capital, so that the company might tap the financial market quickly.
Using the powers granted to it by this Combined Shareholders' Meeting of May 3, 2001, the Board of Directors decided on January 28, 2003, to increase the share capital by € 43,700,129.60 through the capitalisation of reserves and the creation of 14,096,816 bonus shares allocated to the shareholders on the basis of one bonus share for four existing shares.
We recommend that you renew the authorisation for a further period of twenty-six months from the date of this Shareholders' Meeting.

The powers sought include:

- the right to issue shares, warrants and/or securities giving right to shares in the company, except for priority shares the subscription for which should be reserved in priority for the shareholders, as well as the right to capitalise premiums, reserves and profits ;
- the right to issue, with cancellation of preferential subscription rights, shares, warrants and/or securities giving right to shares in the company, except for priority shares ; it is specified that these securities may be issued for the purpose of paying for securities contributed to the company within the framework of a public exchange offer for securities meeting the conditions stipulated in Article L.225-148 of the Code of Commerce.

The total nominal value of the shares capable of being issued by virtue of these delegations may not exceed a limit of two hundred million euros.
This limit would include the total nominal value of the additional shares eventually to be issued to protect, in accordance with the law, the rights of the holders of securities giving right to shares.
The total maximum nominal value of the debt securities capable of being issued may not exceed one billion five hundred million euros.
To protect the rights of the shareholders, it is envisaged that, in the event of the cancellation of their preferential subscription right, the sum paid, or to be paid, to the company for each of the shares issued, after taking into account, in the event of the issue of equity warrants, the issue price of the said warrants, shall be at least equal to the average of the opening prices of the share recorded in ten consecutive trading days chosen from among the twenty trading days preceding the beginning of the issue, after, as the case may be, adjustment of this average to take into account the date of entitlement to dividend rights.
Furthermore, the Board may grant to shareholders the right to subscribe for the securities issued, when their preferential subscription right shall not apply.
The delegations sought would cancel and replace the delegation of a similar nature granted by your Shareholders' Meeting of May 3, 2001, which they would replace.

Outcome of the delegations of powers to be granted in order to increase the share capital at the time of a public bid or exchange offer

In the event where the delegations of powers granted under the previous point would be adopted by your Meeting, we recommend that you decide that they will be suspended at the time of a public bid or exchange offer involving the securities issued by the company, except if the issue or the issues of securities entailing an increase in share capital have been approved, in principle, prior to the declaration of the takeover bid.
Your decision would be valid until the date of the Ordinary Annual Shareholders' Meeting deliberating on the financial statements for the financial year ending December 31, 2003.
After presentation of the Statutory Auditors' reports, prepared in accordance with the French Code of Commerce, your Board of Directors is available to provide any further information that you may require.

Ordinary resolutions

First resolution (Approval of the parent company financial statements)

The Annual General Shareholders' Meeting, having duly noted the contents of the Management Report and the Statutory Auditors' Reports for the year ended December 31, 2002 and after presentation of the income statement, balance sheet and notes for the financial year, showing a profit of 345,778,498.05 euros, hereby approves the financial statements, balance sheet, notes and all transactions reflected therein, as presented to the Meeting.

Second resolution (Approval of the consolidated financial statements)

The Annual General Shareholders' Meeting, having duly noted the contents of the Management Report and the Statutory Auditors' Reports on the consolidated financial statements as of December 31, 2002, as presented to the Meeting, hereby approves these financial statements. The Annual General Shareholders' Meeting grants full and final discharge to the Board of Directors for its management in the year 2002.

Third resolution (Allocation of income)

The Annual General Shareholders' Meeting approves the allocation of income proposed by the Board of Directors and notes that distributable earnings for the year are calculated as follows:

Net profit for the financial year	€ 345,778,498.05
Retained earnings	€ 119,878,482.00
Distributable earnings	**€ 465,656,980.05**

It resolves to allocate the distributable earnings as follows:

Allocation to the legal reserve	€ 187.55
Allocation to the special reserve for long-term capital gains:	€ 0.00
Amount to be distributed to shareholders as an initial dividend equal to 6% of the share capital, i.e. 0.186 euro per share:	€ 13,110,039.07
Amount to be distributed to shareholders as an additional dividend, equal to 1.614 euro per share	€ 113,761,306.73
Additional tax on distribution	€ 0.00
The remainder allocated to retained earnings	€ 338,785,446.70
Total amount distributed	**€ 465,656,980.05**

The General Shareholders' Meeting therefore sets the dividend for the year at 1.80 euro for each of the 70,484,081 shares, giving rise to a tax credit of 0.90 euro per share (based on a 50% tax credit). The total dividend for the year thus amounts to 2.70 euros (based on a 50% tax credit). At the time of payment, dividends accruing to shares held by the Company will be deducted from the total dividends and will be allocated to the "retained earnings" account.

The Annual General Shareholders' Meeting resolves that this dividend corresponding to coupon No. 94 shall be paid on May 15, 2003:

- By crossed check for shares held in "pure registered" form;
- By credit to an account at a bank, investment company or custodian financial institution for shares held in "bearer" form or "registered administered" form;

for the above-specified amount of 1.80 euro per share less the interim dividend of 0.90 euro approved on December 17, 2002 and January 28, 2003 and paid on January 14 and March 5, 2003.

The Annual General Shareholders' Meeting formally notes that, pursuant to the provisions of Article 243 bis of the General Tax Code, the Board has given details of the amounts of the dividends distributed for the three preceding years and of the corresponding tax credit, as follows:

	Number of shares	Net amount	Tax credit	Gross amount
1999	56,386,660	€ 1.60	€ 0.80	€ 2.40
2000	56,386,660	€ 1.60	€ 0.80	€ 2.40
2001	56,386,660	€ 1.80	€ 0.90	€ 2.70

Fourth resolution (Approval of regulated agreements)

The Annual General Shareholders' Meeting, ruling on the Special Report presented by the Statutory Auditors pursuant to the legal provisions in force, approves the agreements detailed in that Report that were in effect or in the process of implementation during fiscal year 2002.

Fifth resolution (Ratification of the transfer of the Group's head offices)

The General Meeting ratifies the transfer of the Group's head office from 142, boulevard Haussmann, 75008 Paris, to 12, place des Etats-Unis, 75116 Paris and the corresponding change to the by-laws, as decided by the Board of Directors at its meeting of October 1, 2002.

Sixth resolution (Ratification of the co-option of a Director)

The General Meeting ratifies the co-option of Lord Douro, Arthur Charles Valerian Wellesley, as a Director, to replace Jean-René Fourtou, for the remaining period of Mr. Fourtou's mandate, following the resignation of the latter.

Seventh resolution (Appointment of a new Director)

The Annual General Shareholders' Meeting appoints Mr. Didier Pineau-Valencienne as Director for a term of six (6) years, which will expire at the end of the Annual General Shareholders' Meeting called in 2009 to approve the financial statements for the previous financial year.

Eighth resolution (Appointment of a new Director)

The Annual General Shareholders' Meeting appoints Mr. William Webb as Director for a term of six (6) years, which will expire at the end of the Annual General Shareholders' Meeting called in 2009 to approve the financial statements for the previous financial year.

Ninth resolution (Renewal of a Director's mandate)

The Annual General Shareholders' Meeting renews the Director's mandate of Mr. Jean-Dominique Comolli for a term of six (6) years, which will expire at the end of the Annual General Shareholders' Meeting called in 2009 to approve the financial statements for the previous financial year.

Tenth resolution (Renewal of a Director's mandate)

The Annual General Shareholders' Meeting renews the Director's mandate of the company Paul Ricard, represented by Mrs. Béatrice Baudinet, for a term of six (6) years, which will expire at the end of the Annual General Shareholders' Meeting called in 2009 to approve the financial statements for the previous financial year.

Eleventh resolution (Renewal of a Director's mandate)

The Annual General Shareholders' Meeting renews the Director's mandate of Lord Douro for a term of six (6) years, which will expire at the end of the Annual General Shareholders' Meeting called in 2009 to approve the financial statements for the previous financial year.

Twelfth resolution (Resignation of a Statutory Auditor and appointment of a replacement Statutory Auditor)

The General Meeting, noting the resignation of Compagnie Consulaire d'expertise comptable Jean Delquié from its functions as Statutory Auditor, effective as of the date of this Meeting, decides to appoint Deloitte Touche Tohmatsu, whose head office is at 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine as the replacement Statutory Auditor, for the remaining term of its predecessor's mandate, i.e. until the end of the Annual General Shareholders' Meeting called to approve the accounts for the period ended December 31, 2004.

Thirteenth resolution (Appointment of a substitute Statutory Auditor)

The General Meeting appoints the company BEAS, whose head office is at 7, 9 Villa Houssay 92524 Neuilly-sur-Seine, as the substitute Statutory Auditor for the Statutory Auditor, Deloitte Touche Tohmatsu, for the term of the latter's mandate, i.e. until the end of the Annual General Shareholders' Meeting called to approve the accounts for the period ended December 31, 2004.

Fourteenth resolution (Attendance fees)

The General Meeting decides to increase the total amount of Directors' fees to 528,000 euros.
This amount, which is applicable as of the current financial year, will be maintained until decided otherwise.

Fifteenth resolution (Authorisation for the Board of Directors to purchase the Company's shares)

On the recommendation of the Board of Directors, the Annual General Shareholders' Meetin:

1/ Authorises the Company, for a period of eighteen months, commencing on the date of this Meeting, to purchase its own shares, in an amount limited to 10% of the share capital, equivalent to 7,048,408 shares based on the number of shares existing as of March 18, 2003, with the intention of the following, in decreasing order of priority:

- issuing securities when rights to the Company's shares, via redemption, conversion, exchange, presentation of a note or any other means, are exercised;
- regulating the share price by intervening on the market against the prevailing trend;
- selling, exchanging or transferring shares in any way, according to opportunities;
- granting shares to employees of the Company or the Group, either in the form of stock purchase options, under an employee profit-sharing scheme, or using any other legal method designed to encourage employee savings;
- canceling shares with a view to optimizing earnings per share and return on equity.

The shares may be purchased on the market or otherwise, in particular by purchasing blocks of securities, using derivatives traded on a regulated or over-the-counter market, or setting up options strategies such as puts, in accordance with the terms and conditions set by the market authorities. The acquisition of blocks of securities may account for the entire share purchase programme. The company reserves the right to use the programme during a takeover bid by buying and selling shares in accordance with stock market regulations.
The maximum purchase price per share will be 120 euros, or the equivalent of this amount in any other currency.
The Company's own shares thus acquired may be sold at a minimum price per share of 40 euros, or the equivalent of this amount in any other currency.
The Board of Directors is authorised, in the event of a change in the nominal value of the shares, a capital increase by the incorporation of reserves, an allocation of free shares, a reverse stock split, distribution of reserves or any other assets, or any other transaction involving the share capital, to adjust the maximum purchase price and the minimum sales price to reflect the impact of these transactions on the share value.
The maximum funds that may be used to carry out this programme will be 845,808,960 euros, or the equivalent of this amount in any other currency.

2/ Gives full powers to the Board of Directors, within the limits defined above, to carry out, or have carried out on its behalf, any transactions falling within the scope of this resolution, to complete any formalities required by the legislation and regulations in force, and generally take all necessary measures relating to the transactions.
This authorisation cancels and replaces the similar authorisation resolved by the Annual General Shareholders' Meeting of May 31, 2002, which it supersedes.

Extraordinary resolutions

Sixteenth resolution (Authorisation for the Board of Directors to cancel Company shares that it purchases)

Having duly noted the contents of the Report of the Board of Directors and the Statutory Auditors' Special Reports, the Annual General Shareholders' Meeting authorises the Board of Directors to reduce the share capital in order to cancel some or all of the shares purchased pursuant to Article L. 225-209 of the Code of Commerce that are not allocated to a stock-option scheme to be awarded to senior executives and senior officers employed by the company or companies associated with it under the terms specified in Article L. 225-180 of the Code of Commerce.

The maximum nominal amount of the capital reduction thus authorised is 21,850,065.11 euros, based on the current share capital.

The Annual General Shareholders' Meeting delegates to the Board of Directors all powers necessary to carry out the authorised capital reduction.

This authorisation, which cancels and replaces the similar authorisation resolved by the Annual General Shareholders' Meeting of May 31, 2002, is granted for a period of twenty-four months from the date of this Meeting.

Seventeenth resolution (Authorisation for the Board of Directors to increase the capital by issuing shares reserved for members of the corporate savings scheme, and/or a voluntary partnership employee savings scheme)

Having duly noted the contents of the Report of the Board of Directors and the Statutory Auditors' Special Reports, and in accordance with article L. 225-138 of the Code of Commerce and articles L. 443-1 and following of the Labor Code, the Annual General Shareholders' Meeting:

1/ delegates full powers to the Board of Directors to increase the capital, on one or more occasions, and by its decisions, by issuing shares reserved for members of a corporate savings scheme, and/or a voluntary partnership employee savings scheme, while canceling preferential subscription rights.

2/ decides that the beneficiaries of the capital increases thus authorised shall be, either directly or via a company investment fund, subscribers of a corporate savings scheme and/or a voluntary partnership employee savings scheme established by the Company or companies associated with it under Article L. 225-180 of the Code of Commerce, and who also meet any other conditions that may be set by the Board of Directors.

3/ delegates full powers to the Board of Directors to allocate free shares or other securities with an equity component to the same beneficiaries, provided that the benefit thus granted does not exceed the limits set by law.

4/ sets at five years from this Meeting the duration of this authorisation, which cancels and replaces that granted to the Board of Directors by the Annual General Shareholders' Meeting on May 3, 2001.

5/ sets the maximum nominal amount of shares to be thus issued and freely allocated at 10,925,032.56 euros.
This limit is set independently. As such, the nominal amount of shares to be issued under the present authorisation will not be deducted from the maximum capital increase that the Board of Directors is authorised to make under the three preceding resolutions.

6/ decides that the price at which the shares may be issued under paragraph 1 of this authorisation, may not be more than 20% lower, or 30% lower within the framework of a voluntary subsidized employee savings scheme, than the average opening share price over the 20 trading days preceding the Board's decision with respect to the capital increase and the corresponding share issue, nor may it be greater than this average.

7/ decides that the Board of Directors shall have full powers within the aforementioned limits and conditions and those stipulated by the legal and regulatory dispositions that are in force, for the purpose of taking all measures to secure completion of the capital increases, and where applicable, the issue of free shares or other securities granting the right to gain access the share capital and notably to set the terms and conditions thereof, to make any corresponding modifications to the Company by-laws, to charge all related fees against the total amount of the premium paid on issue of the shares and to deduct from the net total the amounts required to increase the legal reserve to one-tenth of the new share capital following each capital increase.

Eighteenth resolution (Authorisation for the Board of Directors to increase the capital, maintaining preferential subscription rights)

Having duly noted the contents of the Report of the Board of Directors and the Statutory Auditors' Special Reports, and in accordance with paragraph 3 of article L. 225-129-III of the Code of Commerce, the Annual General Shareholders' Meeting:

1/ grants the Board of Directors full powers to increase the capital on one or more occasions and in the amounts and on the dates it decides:

a/ by issuing shares, warrants or securities denominated in euros or foreign currency or any other monetary unit established by reference to several currencies, giving access at any moment or on a fixed date to the Company's shares by subscription, conversion, exchange, redemption, presentation of a note or by any other method, with the exception of preferred shares;

b/ and/or by incorporating premiums, reserves, unappropriated retained earnings or other items that can be converted into capital under legal or regulatory provisions, and by allocating free shares or increasing the nominal value of existing shares;

2/ sets the duration of this authorisation at twenty-six months as of the date of this Meeting.

3/ decides to limit the amount of issues made under this authorisation as follows:

- The total nominal amount of shares that may be issued under this authorisation shall not exceed two hundred million euros (200,000,000 euros).
  The limit thus decided includes the nominal value of additional shares liable to be issued subsequently to preserve the rights of holders of securities giving access to shares, in accordance with the law.
  Moreover, the total nominal amount of shares issued either directly or otherwise under the following resolution will be included within this limit.
- The maximum nominal amount of debt securities that may be issued may not exceed one billion five hundred million euros or the equivalent of this amount in foreign currencies or any other unit of account established with reference to a basket of currencies. The total nominal amount of shares issued under the following resolution will be included within this limit.

4/ if the Board of Directors uses the current authorisation within the framework of the issues identified under 1/a/ above:

a/ decides that the issue(s) will be reserved in priority for shareholders who can subscribe for them on an irrevocable basis,

b/ grants the Board of Directors the option to introduce revocable subscription rights,

c/ decides that if irrevocable subscriptions, and where applicable revocable subscriptions, fail to absorb the whole issue, the Board of Directors may, subject to the conditions set by the law, and in the order it decides, use one of the following options:

— limit the capital increase to the amount of subscriptions provided this amount equals three-quarters of the capital increase decided,

— freely distribute all or some of the shares not subscribed for,

— offer all or some of the remaining shares to the public on the French and/or international market(s),

d/ notes and decides that, as and when necessary, the current authorisation implies, for holders of the shares, the renunciation of their preferential subscription rights to the shares to which the shares issued grant subscription rights.

5/ decides that the Board of Directors will have all the necessary authority within the conditions stipulated by law, to proceed with authorised issues of transferable securities leading to a capital increase, to note the completion thereof and proceed with any related modifications to the Company's by-laws.

6/ The Board of Directors is notably authorised:

- to charge, at its discretion, costs relating to the capital increase against the amount of corresponding additional paid-in capital, and to deduct from this total the amounts required to increase the legal reserve to one-tenth of the new share capital following each capital increase,
- as regards the incorporation of additional paid-in capital, reserves, earnings or other items into capital stock, to decide, where applicable, that the rights will not be negotiable and that the corresponding shares will be sold, with the revenues from the sale allocated to holders of rights within the timescale set by the law,
- to delegate to the Chairman full powers to complete the capital increase, or to suspend it within the limits and according to the terms and conditions that the Board of Directors may set in advance.

7/ This authorisation cancels and replaces the similar authorisation resolved by the Annual General Shareholders' Meeting of May 3, 2001, which it supersedes.

Nineteenth resolution (Authorisation for the Board of Directors to increase the capital, canceling preferential subscription rights)

Having duly noted the contents of the Report of the Board of Directors and the Statutory Auditors' Special Reports, and in accordance with article L. 225-129-III of the Code of Commerce, the Annual General Shareholders' Meeting:

1/ Delegates full powers to the Board of Directors to proceed with a capital increase, on one or more occasions, in the amounts and on the dates it decides, via the French and/or international capital market(s), via a public offering denominated either in euros or foreign currency or in any other unit of account defined with reference to a basket of currencies:

- of shares, warrants and/or securities which grant access either at any time or at a specified date to shares in the Company by subscription, conversion, exchange, redemption, presentation of a note or any other means, with the exception of preferred shares; with it being specified that these securities can be issued for the purpose of remunerating securities tendered to the Company in the event of an exchange offer for its shares under Article L. 225-148 of the Code of Commerce.

2/ sets the duration of this authorisation at twenty-six months as of the date of this Meeting.

3/ decides to limit the amount of issues made under this authorisation to the Board of Directors as follows:

- The total nominal amount of shares that may be issued under this authorisation shall not exceed two hundred million euros (200,000,000 euros).
  The limit thus decided includes the nominal value of additional shares liable to be issued to preserve the rights of holders of securities giving access to shares, in accordance with the law.
  Moreover, the total nominal amount of shares issued either directly or otherwise under the previous resolution will be included within this limit.
- The maximum nominal amount of debt securities that may be issued may not exceed one billion five hundred million euros or the equivalent of this amount in foreign currencies or any other unit of account established with reference to a basket of currencies. The total nominal amount of debt securities issued under the previous resolution shall be included within this limit.

4/ Decides to cancel any preferential subscription rights over securities covered by this resolution, while leaving the Board of Directors the option to grant shareholders, for a period and according to the terms and conditions that it shall set, and for all or part of a completed issue, priority subscription rights which do not give rise to the creation of negotiable rights and which must be exercised in proportion to the number of shares held by each shareholder and which may be complemented by a revocable subscription right; with it being specified that after the period of priority subscriptions has elapsed, the securities that have not been subscribed for will be incorporated within a public offering.

5/ notes and decides that, as and when necessary, the current authorisation implies, for holders of existing shares, the renunciation of their preferential subscription rights to the shares to which the shares issued grant subscription rights.

6/ decides that the amount paid, or payable, to the Company in respect of each of the shares issued within the framework of this authorisation, and in the event of an issue of freestanding subscription warrants, after having taken into account the issue price of such warrants, will at least be equal to the average opening price on ten consecutive trading days selected from the twenty trading days preceding the issue of the aforementioned transferable securities, after adjusting this average price, where necessary, to take into account the date on which said securities bear interest.

7/ decides that the Board of Directors will have all the necessary authority within the conditions stipulated by law to proceed with authorised issues of securities leading to a capital increase, to note the completion thereof and proceed with any related modifications to the Company's by-laws.
The Board of Directors is notably authorised:

- in the case of an issue of securities designed to remunerate securities tendered to a share exchange offer:
  — to decide on the list of securities tendered to the exchange,
  — to set the terms of the issue, the exchange parity and the amount of any cash payment to be made,
  — to set the terms of the issue,
- to charge, at its discretion, costs relating to the capital increase against the amount of corresponding additional paid-in capital, and to deduct from this total the amounts required to increase the legal reserve to one-tenth of the new share capital following each capital increase,
- to delegate to the Chairman full powers to complete the capital increase, or to suspend it within the limits and according to the terms and conditions that the Board of Directors may set in advance.

8/ This authorisation cancels and replaces the similar authorisation resolved by the Annual General Shareholders' Meeting of May 3, 2001, which it supersedes.

Twentieth resolution (Suspension of authority granted to the Board of Directors to increase the capital when a public share purchase or exchange bid is made for the Company's shares)

The Annual General Shareholders' Meeting decides that the authorisations granted to the Board of Directors by the preceding resolutions for the purpose of increasing the capital, will be suspended when a bid is made to purchase or exchange the Company's shares, unless the issue(s) of securities leading to the increase in capital have been approved in principle prior to the bid being made.

This authorisation is valid until the date of the Ordinary Annual General Shareholders' Meeting called to approve the financial statements for the year ending December 31, 2003.

Twenty-first resolution (Formalities)

The Annual General Shareholders' Meeting grants full powers to the bearer of a copy or extract of the minutes of this meeting for the purposes of registration or to carry out any attendant legal formalities for publication or otherwise.

PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT


Pernod Ricard

Person responsible for the reference document

M. Patrick RICARD, Chairman and Chief Executive Officer.

Certification of the person responsible for the reference document

To our knowledge, the information presented in this reference document conforms to reality ; it includes all necessary information required by investors to form a judgement on the assets, business, financial situation, results and outlook for PERNOD RICARD ; it does not include any omissions likely to affect such a judgement.

Chairman and Chief Executive Officer
Patrick RICARD

Certification of the Statutory Auditors

In our position of Statutory auditors of the accounts of PERNOD RICARD S.A. and in accordance with COB regulation 98-01, we have carried out, applying professional standards applicable in France, an audit of the information presented in this reference document concerning the financial situation and prior period accounts of the company.
The reference document was drawn up under the responsibility of the Board of Directors. It is our mission to issue an opinion on the sincerity of the information relating to the financial situation and accounts of the company contained within it.
The diligence we have exercised, applying professional standards applicable in France, has consisted in forming an opinion on the sincerity of the information concerning the financial situation and accounts of the company, and in verifying their consistency with the accounts that have been the subject of a report. It has also consisted in reading other information contained in the reference document in order to identify any significant inconsistencies with respect to information regarding the financial situation and accounts of the company and in making known any information that is clearly erroneous that we have identified on the basis of our general knowledge of the company acquired in the context of our mission.
We have audited the annual accounts and the consolidated accounts approved by the Board of Directors for the financial periods ending December 31, 2002, 2001 and 2000 on the basis of professional standards applicable in France and we certify them without reservation or comment.

Signed in Paris on April 9, 2003

The Statutory Auditors

Compagnie Consulaire d'expertise Comptable Jean Delquié	**Société d'expertise Comptable A. & L. Genot Groupe RSM Salustro Reydel**	**Mazars & Guérard Mazars**
Benoît Fléchon	Alain L. Genot	Frédéric Allilaire

Persons responsible for the information

Francisco de la VEGA
Vice-President, Communication
12, place des Etats-Unis
75783 Paris cedex 16
Telephone: (33) 1 41 00 40 95
Fax: (33) 1 41 00 40 85
E-mail: corporate.comunication@pernod-ricard.com

Patrick de BORREDON
Director of Investor Relations
12, place des Etats-Unis
75783 Paris cedex 16
Telephone: (33) 1 41 00 41 71
Fax: (33) 1 41 00 41 42
Email: patrick.deborredon@pernod-ricard.com

Shareholder information

How to participate in the meetings ?

Shareholders are informed of the meetings by means of notices published in the Bulletin des Annonces Légales Obligatoires (BALO) (Bulletin of Mandatory Legal Notices). Notices are also published in economic and financial publications with national coverage. Registered shareholders (those who have owned shares for at least one month as of the date of publication of the notice) are invited to all meetings by ordinary letter. The owners of bearer shares wishing to be represented or to vote by correspondence first lodge their shares five full days before the Meetings at Société PERNOD RICARD or at one of the institutions listed below (*). Registered shareholders, who have held their shares for at least five days prior to the meeting may attend, delegate a representative or vote by correspondence with no formalities required.

The forms required for voting by correspondence may be obtained at the Company's Registered Office. Votes by correspondence are only accepted for forms reaching SOCIETE GENERALE or the Registered Office of Société PERNOD RICARD at least three days before the meetings. Admission cards for the meetings will be sent to all shareholders requesting them at the Company's Registered Office at 12 Place des Etats Unis, 75116 Paris, or at one of the following (*) banking institutions. The holders of bearer shares must provide a certificate that the shares have been lodged in accordance with the terms above.

(*) SOCIETE GENERALE, 29 Boulevard Haussmann, 75009 PARIS • BNP PARIBAS, 16 Boulevard des Italiens, 75009 PARIS • CREDIT LYONNAIS, 19 Boulevard des Italiens, 75002 PARIS • CREDIT DU NORD, 59 Boulevard Haussmann, 75008 PARIS • CREDIT COMMMERCIAL DE FRANCE, 103 Avenue des Champs-Elysées, 75008 PARIS • SOCIETE MARSEILLAISE DE CREDIT, 75 Rue de Paradis, 13006 MARSEILLE • CREDIT AGRICOLE INV, 9 Quai du Président Paul Daumer, 92220 PARIS LA DEFENSE • CAISSE DES DEPOTS ET DE CONSIGNATION, 56 Rue de Lille, 75007 PARIS and at all branches in Paris or in the French provinces of these establishments and at the custodian financial institution for the shares.

The holders of pure registered shares can issue their buy or sell orders directly to Société Générale, with whom preferential brokerage fees have been arranged.

For information and to obtain order forms, please contact:

- PERNOD RICARD
  Finance Department: Antoine Pernod
  Tel: 01 41 00 40 81 - Fax: 01 41 00 40 50
- Société Générale: Securities Department
  32 Avenue du Champ de Tir - 44024 NANTES Cedex 01

Investor Relations Service

N° Vert 0 800 880 953* Toll free number

For all transactions related to the pure registered shares, please contact the Société Générale on the PERNOD RICARD toll free number.

N° Vert 0 800 190 757* Toll free number

* Only calls in France

Internet

(http//www.pernod-ricard.com)

Annual statements as well as up-to-date information on company stock can be downloaded


WELCOME TO
PERNOD RICARD WEB SITE

http//www.cob.fr

Sophie: financial data base of listed companies and annual reports.

TABLE OF COMPLIANCE

Section	Item	Page
1	**Names and functions of the persons responsible for the document and for the accounts cerfication**	
1.1.	Name and functions of the persons responsible for the document	156
1.2.	Certification of responsible persons	156
1.3.	Names and addresses of Statutory Auditors	105; 156
1.4.	Information policy	156
3.	**General information on the company and its share capital**	
3.1.	General information on the company	110-111
3.2.	General information on the share capital	112-114
3.3.	Current division of capital and voting rights	98-99; 115
3.4.	Market for the issuer's securities	50; 116
3.5.	Dividends	117
4.	**Information on the issuer's activity**	
4.1.	Presentation of the company and Group	2-39; 71-73; 81-82; 123
4.2.	Possible dependence of the company on specific patent or licence	61
4.3.	Staff	42-44; 62-65; 73
4.4.	Investments policy	61; 73; 77; 85
4.7.	Issuer's risks	60-61; 66-67; 80-81; 88-89; 91
5.	**Holdings - Financial statements**	
5.1.	Issuer's financial statements	70-96; 119-132
6.	**Administration and management**	
6.1.	Administration and management organisation	98-105
6.2.	Interest of senior executives in the capital	106-108; 136-141
6.3.	Staff incentives' schemes	64; 107-108
7.	**Information on recent developments and on future prospects**	
7.1.	Recent developments	62
7.2.	Future prospects	6-7; 15; 21; 25; 29; 32; 36-37; 39; 68

This document is the translation of a reference document lodged with the Paris Stock Exchange Regulatory Authority (Commission des Opérations de Bourse) on April 24, 2003.

It may only be used with a financial transaction if it is accompanied by an operation note prescribed by the Commission des Opérations de Bourse.



Pernod Ricard
Corporate Communications
Francisco de la Vega
12, place des États-Unis / 75116 Paris
Tel.: 33 (0)1 41 00 41 00 / www.pernod-ricard.com
Illustrations: Pernod Ricard and Studio photo Pernod Ricard (Daniel Dewalle, Marc-André Desanges)
Production: Olympe, Paris - Tel.: 33 (0)1 43 80 03 16 / L'Iroquois/Planet7

The Pernod Ricard collection

Every year since its creation, Pernod Ricard has commissioned a work of art intended to illustrate the major event for the Group during that year. This initiative demonstrates our strong commitment to the development of artistic creativity in all the countries where we have established roots. Over the years the Group has built up a collection that is rich and full of contrast: great names rub shoulders with the hopeful young artists we have been keen to encourage.

Patrick Ricard



Iris Levasseur, born in 1972, lives and works in Paris. Her work, which is resolutely contemporary and dynamic, is created from different paintings juxtaposed onto each other to create an original and colourful work of art. Her work comes into its own when seen in the context of all of her pieces.

